Confidential draft submitted to the Securities and Exchange Commission on October 21, 2021.
This draft registration statement has not been filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Argo Blockchain plc
(Exact name of registrant as specified in its charter)

England and Wales (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

9th Floor
16 Great Queen Street
London WC2B 5DG
England
Tel: +44 20 788 400 3403
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue
Suite 204
Newark, DE 19711
(302) 738-6680
Attention: Service of Process Department
(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Martin A. Wellington Bartholomew A. Sheehan, III Nigel D.J. Wilson Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304 (650) 565-7000	James T. Seery Michelle Geller Duane Morris LLP 1540 Broadway New York, NY 10036 (973) 424-2020

Approximate date of commencement of proposed sale to the public:   As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
% Senior Notes due 2026	$	$

(1)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)
Includes up to $      in aggregate principal amount of additional Notes which may be issued upon the exercise of a 30-day option granted to the underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

†
The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

 The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED October 21, 2021
PRELIMINARY PROSPECTUS
$
Argo Blockchain plc
(Incorporated in England and Wales)
    % Senior Notes due 2026

We are offering $      aggregate principal amount of our    % Senior Notes due 2026 (the “Notes”). Interest on the Notes will accrue from                 , 2021, and will be paid quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on January 31, 2022, and at maturity. The Notes will mature on                 , 2026. We may redeem the Notes for cash in whole or in part at any time at our option (i) on or after                 , 2023 and prior to                 , 2024, at a price equal to 102% of their principal amount, (ii) on or after                 , 2024 and prior to                 , 2025, at a price equal to 101% of their principal amount, and (iii) on or after                 , 2025, at a price equal to 100% of their principal amount, plus (in each case noted above) accrued and unpaid interest to, but excluding, the date of redemption. See “Description of Notes — Optional Redemption.” In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to (i) 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events, as described under “Description of Notes — Optional Redemption Upon Change of Control,” and (ii) 100.0% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, in the event of various tax law changes after the date of this prospectus and other limited circumstances that require us to pay additional amounts, as described under “Description of Notes — Redemption for Changes in Withholding Taxes.” The Notes will be issued in minimum denominations of $25 and in integral multiples thereof.
The Notes will be our senior unsecured obligations, will rank equally in right of payment with all of our existing and future senior unsecured indebtedness and will be senior to any other indebtedness expressly made subordinate to the Notes. The Notes will be effectively subordinated to all of our existing and future secured indebtedness (to the extent of the value of the assets securing such indebtedness) and structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements.
Investing in the Notes involves a high degree of risk. See “Risk Factors” beginning on page 15 to read about factors you should consider before you make an investment decision.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have applied to list the Notes on the Nasdaq Global Select Market. If approved for listing, trading on such exchange is expected to begin within 30 business days of                 , 2021, the original issue date.

	PER NOTE	TOTAL(2)(3)
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Argo Blockchain plc	$	$

(1)
See “Underwriting” for additional information regarding total underwriter compensation and estimated offering expenses.

(2)
B. Riley Securities, Inc. (“B. Riley”), as representative of the underwriters, may exercise an option to purchase up to an additional $      aggregate principal amount of Notes offered hereby, within 30 days of the date of this prospectus. If this option is exercised in full, the total offering price will be $      , the total underwriting discount paid by us will be $      , and total proceeds to us, before expenses, will be approximately $      .

(3)
Total expenses of the offering payable by us, excluding underwriting discounts and commissions and the structuring fee (see “Underwriting”), are estimated to be $      .

The underwriters expect to deliver the Notes to purchasers in book-entry form through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, on or about                 , 2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Book-Running Manager
B. Riley Securities
The date of this prospectus is                 , 2021.

i

ABOUT THIS PROSPECTUS
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Argo,” “the Company,” “the Group,” “our,” “us,” and “we” refer to Argo Blockchain plc and its subsidiaries.
You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor any of the underwriters has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.
For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the Notes in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Notes and the distribution of this prospectus outside the United States.
NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA
This prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”). This prospectus has been prepared on the basis that any offer of the Notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the EU Prospectus Regulation (“EEA Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of the Notes which are the subject of the offering contemplated in this prospectus may only do so with respect to EEA Qualified Investors. Neither we nor any of the underwriters have authorised, nor do we or they authorise, the making of any offer of the Notes in the EEA other than to EEA Qualified Investors.
PROHIBITION OF SALES TO EEA RETAIL INVESTORS — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the EU Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM
This prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”) (the “UK Prospectus Regulation”). This prospectus has been prepared on the basis that any offer of Notes in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of the Notes which are the subject of the offering contemplated in this prospectus may only do so with respect to UK Qualified Investors. Neither we nor any of the underwriters have authorised, nor do we or they authorise, the making of any offer of the Notes in the United Kingdom other than to UK Qualified Investors.

PROHIBITION OF SALES TO UK RETAIL INVESTORS — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.
The communication of this prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who (i) are UK Qualified Investors and (ii) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

PRESENTATION OF FINANCIAL INFORMATION
Our financial statements in this prospectus were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
Our financial information is presented in pound sterling. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from pound sterling into U.S. dollars were made at the rate of £1.00 to $1.38, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pound sterling at the dates indicated or any other date.
All references in this prospectus to “$” mean U.S. dollars, all references to “£” and “GBP” mean pound sterling and all references to “CA$” mean Canadian dollars.
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Our fiscal year begins on January 1 and ends on December 31 of the same year.

PROSPECTUS SUMMARY
This summary highlights, and is qualified in its entirety by, the more detailed information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our Notes, you should carefully read this entire prospectus, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
Overview
We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.
Our mining strategy is to cost-effectively acquire the latest generation mining machines and install them in North American facilities that utilize predominantly renewable and inexpensive power. We have a fleet of more than 21,000 machines mining Bitcoin and other cryptocurrencies and can generate more than 1,075 petahash per second, of which approximately 215 petahash is located in facilities we recently acquired in Quebec, Canada, and approximately 860 petahash is located in hosted facilities. Petahash per second is a measure of Bitcoin mining performance and computational power. As of June 30, 2021, our total hashrate places us in the top 10 of publicly listed self-miners that report such data. We operate our mining machines from two facilities that we own in Canada and four hosted facilities in Canada and the United States. As of June 30, 2021, the facilities we own in Canada represent a combined 20 megawatts (“MW”) of power, and our mining machines at our hosted facilities in Canada and the United States use up to a combined 23.5 MW of power. In addition, we recently acquired 160 acres of land in western Texas with access to up to 800 MW of power where we are currently developing a mining facility. The facility is expected to support 100 MW of power capacity in the first half of 2022 as part of Phase 1 of development and an additional 100 MW of power capacity upon completion of Phase 2 of development. Our investments in mining facilities are designed to significantly expand our mining capacity and provide us with meaningful control over our mining operations. We are taking these steps as part of a broader strategy to shift our business from contracting for hosting of our mining machines in facilities to owning and operating our facilities.
We believe that as cryptocurrency continues to develop as an emerging store of value and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. We are committed to being the industry leader in the development of environmentally responsible approaches to cryptocurrency mining. From inception, we have concentrated mining operations in areas with plentiful renewable energy resources to support our operations, including our Quebec facilities which are primarily powered using renewable hydroelectric power, and our new mining facility in western Texas which is purposefully located in a region with a high percentage of renewable power, namely from wind and solar. Additionally, we developed a climate action plan and recently achieved our goal of being a net zero greenhouse gas (“GHG”) company through the purchase of renewable energy credits (“RECs”) and verified emissions reductions (“VERs”). We also announced the launch of Terra Pool, the first green mining pool powered exclusively by clean power.
We are also focused on exploring and investing in strategic initiatives in software and other technologies in the wider cryptocurrency and blockchain sectors. For example, we aim to diversify our revenue streams by investing in adjacent cryptocurrency and blockchain technology initiatives, including Decentralized Finance (“DeFi”). We have established Argo Labs as a dedicated division within the Company to explore investing and participating in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi projects. We recently invested in Pluto Digital PLC, a technology company focused on incubation of decentralized technologies.
We will evaluate each digital asset in our portfolio, or that we propose to acquire in the future (including by mining), to determine whether it would likely be considered a security under U.S. federal securities laws, in consultation with outside counsel, as applicable. We will base our analysis on relevant caselaw, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the

Securities and Exchange Commission (the “SEC”) and its staff. See “Risk Factors — Risks Related to Government Regulation — A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.”
Since inception, we have mined more than 4,515 Bitcoin and Bitcoin Equivalent for our own account through June 30, 2021. While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets that we do not otherwise sell to fund our operating expenses. On June 30, 2021, we held 1,268 Bitcoin and Bitcoin Equivalent valued at approximately £31,896,437 based on prices as of such date. Our total revenue was £31,085,716 in the six months ended June 30, 2021, representing a growth rate of 179% over £11,124,455 in the six months ended June 30, 2020. We generated net income of £7,213,997 and £523,074 in the six months ended June 30, 2021 and in 2020, respectively, and a net loss of £869,051 in 2019. We generated EBITDA of £15,979,822, £7,625,309 and £1,387,386 in the six months ended June 30, 2021, in 2020 and in 2019, respectively. EBITDA is a financial measure not defined by IFRS. For a definition of EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA to operating income, see “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Recent Developments
On September 27, 2021, we completed our U.S. initial public offering of 8,525,000 American Depositary Shares (“ADSs”), representing 85,250,000 ordinary shares (each ADS representing the right to receive ten ordinary shares), at a public offering price of $15.00 per ADS. The net proceeds of this offering were approximately $114.8 million. Our ordinary shares continue to trade on the standard listing of the London Stock Exchange Main Market, under the symbol “ARB,” and on the OTCQX® Best Market (“OTCQX”), under the symbol “ARBKF.” Our ADSs are now listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “ARBK.”
In July 2021, August 2021, and September 2021, we mined 225 Bitcoin and Bitcoin Equivalent, 206 Bitcoin and Bitcoin Equivalent, and 165 Bitcoin and Bitcoin Equivalent, respectively. Based on daily foreign exchange rates and cryptocurrency prices during the months, mining revenue in July amounted to approximately £5.6 million, mining revenue in August amounted to approximately £6.8 million, and mining revenue in September amounted to approximately £5.5 million. We generated this income at a gross margin of 155%, 145%, and 2% for July, August, and September 2021, respectively, or a Bitcoin and Bitcoin Equivalent Mining Margin of approximately 83%, 86%, and 84% for July, August, and September 2021, respectively. Favorable changes in the market value of Bitcoin significantly affected our gross margin and Bitcoin and Bitcoin Equivalent Mining Margin in each of July, August, and September 2021. We sold 61 Bitcoin in the month of August at an average price of £35,324.94 per Bitcoin, generating cash of approximately £2.1 million. On September 30, 2021, we held 1,836 Bitcoin and Bitcoin Equivalent valued at approximately £116,789,619.23 based on prices as of such date. This information was previously disclosed publicly in our monthly operational updates published in the UK through the London Stock Exchange Group’s Regulatory News Service on August 3, 2021, September 3, 2021, and October 7, 2021, and we believe it is material to investors in this offering as it reflects the principal drivers of our operating results. However, this information does not include operating costs and expenses, other income (expenses), net income/(loss) and total comprehensive income, and therefore does not afford a complete summary of our operating results for the periods presented.
The following table shows a reconciliation of Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, for the months of July, August and September 2021. Due to the volatility in price of Bitcoin and Bitcoin Equivalents and an overall decline in their fair value in the month of September, our gross margin was significantly lower in September relative to July and August. Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. For a definition of Bitcoin and Bitcoin Equivalent Mining Margin and an explanation of our management’s use of this measure, see “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”

	MONTH ENDED JULY 31, 2021		MONTH ENDED AUGUST 31, 2021		MONTH ENDED SEPTEMBER 30, 2021
	£	$	£	$	£	$
Gross profit	9,168,743	12,658,366	10,427,531	14,396,250	108,284	149,497
Gross margin(1)	155%	155%	145%	145%	2%	2%
Depreciation of mining equipment	846,573	1,168,779	846,382	1,168,515	770,006	1,063,070
Change in fair value of digital currencies	(5,051,548)	(6,974,167)	(4,736,507)	(6,539,222)	4,130,925	5,703,155
Realized loss on sale of digital currencies	—	—	(305,366)	(421,588)	(74,582)	(102,968)
Crypto currency management fees	(269,892)	(372,612)	(327,652)	(452,356)	(298,136)	(411,607)
Mining profit	4,693,876	6,480,366	5,904,388	8,151,599	4,636,497	6,401,147
Bitcoin and Bitcoin Equivalent Mining Margin	83%	83%	86%	86%	84%	84%

(1)
Due to favorable changes in fair value of Bitcoin and Bitcoin Equivalents in July and August 2021, gross profit exceeded revenue for these periods. Due to the volatility in price of Bitcoin and Bitcoin Equivalents and an overall decline in their fair value in the month of September, our gross margin was significantly lower in September relative to July and August.

Our Strategy
Smart Growth.   We aim to optimize our mining by identifying and purchasing the most profitable mining machines with industry-leading returns on investment and actively monitoring and adjusting the operation of those machines to enhance their performance. We believe this smart-growth strategy, including our commitment to mining efficiency and return on investment in mining machines, will enable us to build value over the long term.
Own and Operate Our Mining Facilities.   We are investing heavily in purchasing, building and operating our mining facilities. By owning and operating our mining machines at facilities that offer competitive advantages, including access to reliable, low-cost, renewable power and room for expansion, we expect to have greater control over the timing of the purchase and deployment of our mining machines. We also may enhance our ability to intelligently and quickly adapt our operating model and reap savings compared to paying for outsourced operations and infrastructure.
Reliable, Low-Cost, Renewable Power.   We believe the combination of increased mining difficulty, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. As a result, we are focused on deploying our mining machines at locations with access to reliable, renewable power sources, as successfully doing so should enable us to reduce our power costs.
Commitment to ESG Initiatives.   We believe that as cryptocurrency continues to develop as an emerging value storage asset and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. To that end, we developed a climate action plan and recently achieved our goal of being a net zero GHG company through the purchase of RECs and VERs. We also launched Terra Pool, a green mining pool powered exclusively by clean power.
Diversification.   Over the long term, our strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities related to cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use alternative consensus mechanisms, such as proof-of-stake.
Summary Risk Factors
Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our Notes. Among these important risks are the following:
Risks Related to the Notes
•
We may be able to incur substantially more debt, which could have important consequences to you.

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The Notes will be unsecured and therefore will be effectively subordinated to our existing secured indebtedness and any secured debt that we may incur in the future.

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The Notes will be structurally subordinated to the indebtedness and other liabilities and any preferred equity of our subsidiaries.

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The indenture under which the Notes will be issued will contain limited protection for holders of the Notes.

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An increase in market interest rates could result in a decrease in the value of the Notes.

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An active trading market for the Notes may not develop, which could limit the market price of the Notes or your ability to sell them.

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We may redeem the Notes before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.

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The rating for the Notes could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency.

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Our subsidiaries conduct the substantial majority of our operations and own our operating assets.

Risks Associated with Our Business
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Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.

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We may be unable to raise additional capital needed to grow our business.

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We have an evolving business model, which is subject to various uncertainties.

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We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.

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Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

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There are risks related to technological obsolescence, the potential disruption of the global supply chain for cryptocurrency mining hardware, and difficulty in obtaining new mining machines that may have a negative effect on our business.

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We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

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We operate in a highly competitive industry and we compete against companies with greater resources and experience.

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We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets.

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Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.

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Our mining facilities and mining equipment may experience damages, including damages that are not covered by insurance.

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We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.

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There is a possibility of digital asset networks transitioning from proof-of-work mining algorithms to proof-of-stake validation, which could make us less competitive and ultimately adversely affect our business.

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As a result of state and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.

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Cryptocurrency regulation, both in the United States and internationally, could adversely affect the price of cryptocurrencies and the cryptocurrency mining industry.

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We intend to operate Terra Pool, a mining pool on behalf of pool participants, which exposes us to regulatory uncertainty and risk that could result in significant compliance expenses or penalties.

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Our success depends on our ability to retain key management personnel, and to attract and retain other highly qualified personnel in the future.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies in the United States. These provisions include:
•
an exemption to include in an initial public offering registration statement only two years of audited financial statements and only two years of related disclosure;

•
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•
reduced disclosure about our executive compensation arrangements;

•
an exemption from the non-binding advisory votes on executive compensation, including “say-on pay,” “say-on-frequency” and golden parachute arrangements; and

•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act (which would generally otherwise be applicable for a non-emerging growth company commencing with its second annual report on Form 20-F following the completion of its initial public offering).

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may choose to take advantage of some or all these provisions for up to the last day of the fiscal year ending after the fifth anniversary of our U.S. initial public offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of the following: (1) the last day of our fiscal year during which we have more than $1.07 billion in total annual gross revenue; (2) the last day of our fiscal year following the fifth anniversary of the closing of our U.S. initial public offering; (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have, during the previous three-year period, issued more than $1.0 billion of non-convertible debt securities.
Implications of Being a Foreign Private Issuer
We report under the Exchange Act as a “foreign private issuer.” Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our executive officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. As a foreign private issuer, we may also take advantage of certain provisions under the rules that allow us to follow the laws of the United Kingdom for certain corporate governance matters. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.
In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.
Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies in the United States that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by residents of the United States, a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.
We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in the United States.
Corporate Information
We were originally incorporated as GoSun Blockchain Limited, a private limited company organized under the laws of England and Wales on December 5, 2017, with company registration number 11097258. On December 21, 2017, GoSun Blockchain Limited changed its name to Argo Blockchain Limited and re-registered as a public limited company, becoming Argo Blockchain plc.
Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:
•
Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;

•
Argo Innovation Labs Limited (previously Argo Mining Limited), a wholly owned subsidiary incorporated and registered in England and Wales. Argo Mining Limited was acquired for £1 on September 1, 2018 and has remained dormant since its acquisition. On January 14, 2019, it changed its name to Argo Innovation Labs Limited; and

•
Argo Innovation Facilities (US), Inc., a wholly owned subsidiary, incorporated in Delaware on February 25, 2021.

Our registered office is located at 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England. Our principal executive offices are located at 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England. Our telephone number is +44 (0)20 788 400 3403 and our website address is

www.argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711.

THE OFFERING
Issuer:
Argo Blockchain plc
Notes Offered:
$      aggregate principal amount of    % Senior Notes due 2026 (or $      aggregate principal amount of    % Senior Notes due 2026 if the underwriters’ option is exercised in full).
Public Offering Price:
100% of the principal amount.
Maturity Date:
The Notes will mature on               , 2026, unless redeemed prior to maturity.
Interest Rate and Payment
Dates:
    % interest per annum on the principal amount of the Notes, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on January 31, 2022 and at maturity.
Ranking:
The Notes will be our senior unsecured obligations and will rank:
•
senior to our outstanding ordinary shares;

•
senior to any of our future subordinated debt;

•
pari passu (or equally) with our future unsecured and unsubordinated indebtedness;

•
effectively subordinated to our existing and any future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and;

•
structurally subordinated to all existing and future indebtedness other liabilities or preferred equity of our subsidiaries, financing vehicles or similar facilities.

The indenture governing the Notes does not limit the amount of indebtedness that we or our subsidiaries may incur or whether any such indebtedness can be secured by our assets. As of September 30, 2021, we had approximately $55 million of outstanding indebtedness, all of which was secured, and includes $45 million of equipment financing secured by mining machines and other fixed assets.
Guarantors:
The Notes will not be guaranteed by any of our subsidiaries or affiliates.
Optional Redemption:
We may redeem the Notes for cash in whole or in part at any time at our option (i) on or after               , 2023 and prior to               , 2024, at a price equal to 102% of their principal amount, (ii) on or after               , 2024 and prior to               , 2025, at a price equal to 101% of their principal amount, and (iii) on or after               , 2025, at a price equal to 100% of their principal amount, plus (in each case noted above) accrued and unpaid interest to, but excluding, the date of redemption. See “Description of Notes — Optional Redemption” for additional details.
In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to (i) 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events, as described under “Description of Notes — Optional Redemption Upon Change of Control,” and (ii) 100.0% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, in the event of various tax law changes after the date of this prospectus and other limited circumstances that require us to pay additional amounts, as described under “Description of Notes — Redemption for Changes in Withholding Taxes.”
Sinking Fund:
The Notes will not be subject to any sinking funding (i.e., no amounts will be set aside by us to ensure repayment of the Notes at maturity).
Use of Proceeds:
We intend to use the net proceeds from this offering to purchase and install mining machines, and develop our Texas facility. Any remaining net proceeds will be used for working capital and general corporate purposes, which may include possible acquisitions that we may identify in the future. For additional information, see “Use of Proceeds.”
Events of Default:
Events of default generally will include failure to pay principal, failure to pay interest, failure to observe or perform any other covenant or warranty in the Notes or in the indenture that governs the Notes, and certain events of bankruptcy, insolvency or reorganization. See “Description of Notes — Events of Default.”
No Financial Covenants:
The indenture governing the Notes will not contain financial covenants.
Additional Notes:
We may create and issue additional Notes ranking equally and ratably with the Notes in all respects, so that such additional Notes will constitute and form a single series with the Notes and will have the same terms as to status, redemption or otherwise (except the price to public, the issue date, and, if applicable, the initial interest accrual date and initial interest payment date) as the Notes; provided that if any such additional Notes are not fungible with the Notes initially offered hereby for U.S. federal income tax purposes, such additional Notes will have one or more separate CUSIP numbers.
Additional Amounts:
All payments in respect of the Notes made by the Company will be made without withholding or deduction for any taxes or other governmental charges, except to the extent required by law. If withholding or deduction is required by law on account of United Kingdom taxes, subject to certain exceptions, the Company will pay additional amounts so that the net amount each holder of the Notes receives is no less than the holder would have received in the absence of such withholding or deduction. Please see “Description of the Notes — Additional Amounts.”
Tax Redemption:
If certain changes in the law of the United Kingdom become effective that would impose withholding taxes or other deductions on the payments on the Notes, and, as a result, the Company is required to pay additional amounts with respect to such withholding taxes, the Company may redeem the Notes in whole, but not in part, at any time, at a redemption price of 100.0% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. Please see “Description of the Notes — Redemption for Changes in Withholding Taxes.”

Defeasance:
The Notes are subject to legal and covenant defeasance by us. See “Description of Notes — Defeasance” for more information.
Listing:
We have applied to list the Notes on the Nasdaq Global Select Market under the symbol “ARBKL.” If the Notes are approved for listing, we expect trading in the Notes to begin within 30 business days of the original issue date. No assurance can be given that a market for the Notes will develop prior to commencement of trading on the Nasdaq Global Select Market, or if developed, will be maintained.
Form and Denomination:
The Notes will be issued in book-entry form in minimum denominations of $25 and integral multiples thereof. The Notes will be represented by a permanent global certificate deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.
Settlement:
Delivery of the Notes will be made against payment therefor on or about               , 2021.
Trustee:
Wilmington Savings Fund Society, FSB
Governing Law:
The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.
Risk Factors:
Investing in the Notes involves a high degree of risk and purchasers may lose their entire investment. See “Risk Factors” below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present summary historical consolidated financial and other data as of the dates and for the periods indicated. Our audited annual consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. The following summary historical consolidated financial data as of and for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary historical consolidated financial data as of and for the six months ended June 30, 2020 and 2021 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. We maintain our books and records and report our financial results in pounds sterling. For the convenience of the reader, we have translated information in the tables below presented in pounds sterling into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.38. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Group Statement of Comprehensive Income:
	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2020		2019	2021		2020
	£	$	£	£	$	£
Revenues	18,957,417	25,899,623	8,616,879	31,085,716	42,916,940	11,124,455
Direct costs	(11,210,889)	(15,477,753)	(3,476,159)	(5,606,856)	(7,740,825)	(6,787,636)
Depreciation of mining equipment	(5,895,573)	(8,139,428)	(2,066,248)	(4,757,986)	(6,568,875)	(2,909,480)
Depreciation of improvements to mining facilities	—	—	17,388	—	—	—
Change in fair value of digital currencies	2,342,538	3,234,108	(201,747)	(6,407,446)	(8,846,120)	(154,295)
Realized loss on sale of digital currencies	(272,142)	(375,719)	(132,107)	219,008	302,362	(90,532)
Gross profit	3,921,351	5,413,818	2,723,230	14,532,436	20,063,482	1,182,512
Gross margin	21%	21%	32%	47%	47%	11%
Operating costs and expenses
Consulting fees	690,430	953,208	1,186,450	304,379	420,226	177,328
Professional fees	249,440	344,377	607,190	415,066	573,040	171,514
General and administrative	1,498,460	2,526,764	1,763,405	1,136,755	1,569,404	183,708
Share based payment charge	331,733	—	—	1,567,608	2,164,240	—
Gain from reversal of credit loss	(447,242)	(617,462)	—	—	—	—
Total operating expenses	2,322,821	3,206,887	3,557,045	3,423,808	4,726,910	532,550
Operating income/(loss)	1,598,530	2,206,931	(833,815)	11,108,628	15,336,572	649,962
Other income (expenses)
Interest income	1,389	—	5,617	—	—	26
Interest expense	(157,501)	(217,446)	(40,853)	(410,804)	(567,156)	(126,914)

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2020		2019	2021		2020
	£	$	£	£	$	£
Total other loss	(156,112)	(217,446)	(35,236)	(410,804)	(567,156)	(126,888)
Income tax expense	—	—	—	(3,483,827)	(4,809,772)	—
Net income/(loss)	1,442,418	1,989,485	(869,051)	7,213,997	9,959,644	523,074
Other comprehensive income – Foreign exchange gain/(loss)	264,612	365,323	178,240	(361,029)	(498,437)	(431,746)
Total comprehensive income	1,707,030	2,354,808	690,811	6,852,968	9,461,207	91,328
Basic earnings per share (pence)	0.6		(0.2)	1.9		0.2
Diluted earnings per share (pence)	0.5		(0.2)	1.8		0.2
Other Data:(1)
	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021(5)	2020
	(UNAUDITED)
Bitcoin and Bitcoin Equivalents Mined	2,465	1,330	883	1,669
Bitcoin and Bitcoin Equivalent Mining Margin(2)	41%	59%	81%	39%
Average Total Cost Per Bitcoin or Bitcoin Equivalent Mined	£6,100	£4,431	£18,747	£5,957
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined(3)	£4,548	£2,627	£6,350	£4,067
Bitcoin and Bitcoin Equivalents Held (end of period)	216	193	1,268	127
EBITDA(4)	£7,625,309	£1,387,386	£15,979,822	£3,662,424
Group Statement of Financial Position:
	AS OF JUNE 30, 2021
	£	$
Cash and cash equivalents	16,047,609	22,155,329
Total assets	139,707,663	192,880,400
Total liabilities	53,755,370	74,214,664
Accumulated surplus	29,178,867	40,284,344
Total equity	85,952,293	118,665,736

(1)
See the definitions of key operating and financing metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Indicators of Performance and Financial Condition.”

(2)
Bitcoin and Bitcoin Equivalent Mining Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS.See “—  Non-IFRS Measures” for more information.

(3)
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to IFRS measures. See “— Non-IFRS Measures” for more information.

(4)
EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to net income/(loss) determined in accordance with IFRS. See “— Non-IFRS Measures” for more information.

(5)
On May 11, 2020, there was a halving of the Bitcoin currency rewards to 6.25 at block 630,000, which adversely affected our Bitcoin and Bitcoin Equivalents Mined, Bitcoin and Bitcoin Equivalent Mining Margin and Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined subsequent to that date.

Non-IFRS Measures
Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined and EBITDA are not measures defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined and EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin and Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined exclude the depreciation of mining equipment and so do not reflect the full cost of our mining operations, and they also exclude the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, EBITDA excludes interest income (expense), taxes, depreciation and amortization, which are important components of our IFRS net income/(loss). These measures should not be considered as an alternative to gross margin or net income, as applicable, determined in accordance with IFRS, or other IFRS measures. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.
The tables below reconcile Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined to Average Total Cost Per Bitcoin or Bitcoin Equivalent Mined, the most directly comparable IFRS measure, and EBITDA to net income/(loss), the most directly comparable IFRS measure.
	YEAR ENDED DECEMBER 31		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	£	£	£	£
Gross profit	3,921,351	2,723,230	14,532,436	1,182,512
Gross margin	21%	32%	47%	11%
Depreciation of mining equipment	5,895,573	2,066,248	4,757,986	2,909,480
Change in fair of digital currencies	(2,342,538)	201,747	6,407,446	154,295
Realized gain (loss) on sale of digital currencies	272,142	132,107	(219,008)	90,532
Mining profit	7,746,528	5,123,332	25,478,860	4,336,819
Bitcoin and Bitcoin Equivalent Mining Margin	41%	59%	81%	39%
	YEAR ENDED DECEMBER 31		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	£	£	£	£
Total Cost Per Bitcoin and Bitcoin Equivalent Mined	15,036,066	5,893,649	16,553,280	9,941,943
Average Total Cost Per Bitcoin and Bitcoin Equivalent Mined	6,100	4,431	18,747	5,957
Depreciation of mining equipment	(5,895,573)	(2,066,248)	(4,757,986)	(2,909,480)
Change in fair value of digital currencies	2,342,538	(201,747)	(6,407,446)	(154,295)
Realized gain (loss) on sale of digital currencies	(272,142)	(132,107)	219,008	(90,532)
Direct Cost of Bitcoin and Bitcoin Equivalent Mined	11,210,889	3,493,547	5,606,856	6,787,636
Average Direct Cost Per Bitcoin and Bitcoin Equivalent Mined	4,548	2,627	6,350	4,067

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	£		£
Net income/(loss)	1,442,418	(869,051)	7,213,997	523,074
Interest
Interest expense	157,501	40,853	410,804	126,914
Interest income	(1,389)	(5,617)	—	(26)
Depreciation of mining equipment	5,895,573	2,066,248	4,757,986	2,909,480
Depreciation of mining facilities	—	—	35,155	—
Depreciation of improvements to mining facilities	17,039	17,388	9,544	6,680
Amortization	114,167	137,565	68,509	96,302
Taxation	—	—	3,483,827	—
EBITDA	7,625,309	1,387,386	15,979,822	3,662,424

RISK FACTORS
Investing in our Notes involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition and future prospects could be materially and adversely affected. In that event, you could lose part or all of your investment.
Risks Related to this Offering
We may be able to incur substantially more debt, which could have important consequences to you.
We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the Notes will not prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the Notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization or dissolution. This may have the effect of reducing the amount of proceeds paid to you. Incurrence of additional debt would also further reduce the cash available to invest in operations, as a result of increased debt service obligations. If new debt is added to our current debt levels, the related risks that we now face could intensify.
Our level of indebtedness could have important consequences to you, because:
•
it could affect our ability to satisfy our financial obligations, including those relating to the Notes;

•
a substantial portion of our cash flows from operations would have to be dedicated to interest and principal payments and may not be available for operations, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•
it may impair our ability to obtain additional debt or equity financing in the future;

•
it may limit our ability to refinance all or a portion of our indebtedness on or before maturity;

•
it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•
it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the Notes, we could be in default on the Notes, and this default could cause us to be in default on other indebtedness, to the extent outstanding. Conversely, a default under any other indebtedness, if not waived, could result in acceleration of the debt outstanding under the related agreement and entitle the holders thereof to bring suit for the enforcement thereof or exercise other remedies provided thereunder. In addition, such default or acceleration may result in an event of default and acceleration of other indebtedness of the Company, entitling the holders thereof to bring suit for the enforcement thereof or exercise other remedies provided thereunder. If a judgment is obtained by any such holders, such holders could seek to collect on such judgment from the assets of the Company. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.
However, no event of default under the Notes would result from a default or acceleration of, or suit, other exercise of remedies or collection proceeding by holders of, our other outstanding debt, if any. As a result, all or substantially all of our assets may be used to satisfy claims of holders of our other outstanding debt, if any, without the holders of the Notes having any rights to such assets. The indenture governing the Notes will not restrict our ability to incur additional indebtedness.
The Notes will be unsecured and therefore will be effectively subordinated to our existing secured indebtedness and any secured debt that we may incur in the future.
The Notes will not be secured by any of our assets or any of the assets of our subsidiaries. As a result, the Notes will be effectively subordinated to any secured indebtedness that we or our subsidiaries have currently outstanding, or may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. The indenture governing the Notes will not prohibit us or our subsidiaries from incurring additional secured (or unsecured) indebtedness in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness and may consequently receive payment from these assets before they may be used to pay other creditors, including the holders of the Notes.
The Notes will be structurally subordinated to the indebtedness and other liabilities and any preferred equity of our subsidiaries.
The Notes are obligations exclusively of Argo Blockchain plc, and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes, and the Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. Therefore, in any bankruptcy, liquidation or similar proceeding, all claims of creditors (including trade creditors) of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise. The indenture governing the Notes will not prohibit us or our subsidiaries from incurring additional indebtedness in the future. In addition, future debt and security agreements entered into by our subsidiaries may contain various restrictions, including restrictions on payments by our subsidiaries to us and the transfer by our subsidiaries of assets pledged as collateral.
The indenture under which the Notes will be issued will contain limited protection for holders of the Notes.
The indenture under which the Notes will be issued will offer limited protection to holders of the Notes. The terms of the indenture and the Notes will not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on your investment in the Notes. In particular, the terms of the indenture and the Notes will not place any restrictions on our or our subsidiaries’ ability to:
•
issue debt securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Notes with respect to the assets of our subsidiaries;

•
pay dividends on, or purchase or redeem or make any payments in respect of, share capital or other securities subordinated in right of payment to the Notes;

•
sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);

•
enter into transactions with affiliates;

•
create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;

•
make investments; or

•
create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the indenture will not include any protection against certain events, such as a change of control, a leveraged recapitalization or “going private” transaction (which may result in a significant increase of our indebtedness levels), restructuring or similar transactions. Furthermore, the terms of the indenture and the Notes will not protect holders of the Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity. Also, an event of default or acceleration under our other indebtedness would not necessarily result in an Event of Default under the Notes.
Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Notes may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes or negatively affecting the trading value of the Notes.
Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Notes.
An increase in market interest rates could result in a decrease in the value of the Notes.
In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value. Consequently, if you purchase the Notes, and the market interest rates subsequently increase, the market value of your Notes may decline. We cannot predict the future level of market interest rates.
An active trading market for the Notes may not develop, which could limit the market price of the Notes or your ability to sell them.
The Notes are a new issue of debt securities for which there currently is no trading market. We have applied to list the Notes on the Nasdaq Global Select Market within 30 business days of the original issue date under the symbol “ARBKL.” We cannot provide any assurances that an active trading market will develop for the Notes or that you will be able to sell your Notes. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. We cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price for the Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.
In addition, there may be a limited number of buyers when you decide to sell your Notes. This may affect the price, if any, offered for your Notes or your ability to sell your Notes when desired or at all.
We may redeem the Notes before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.
We may redeem the Notes in whole or in part on or after                 , 2023, at our option at the redemption prices as described under “Description of Notes — Optional Redemption.” In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to (i) 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events, as described under “Description of Notes — Optional Redemption Upon Change of Control,” and (ii) 100.0% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, in the event of various tax law changes after the date of this prospectus and other limited circumstances that require us to pay additional amounts, as described under “Description of Notes — Redemption for Changes in Withholding Taxes.” If a redemption does occur, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Notes.
We may issue additional Notes.
The indenture governing the Notes will provide that we may from time to time, without the consent of the holders of the Notes, create and issue additional Notes which will be equal in rank to the Notes; provided that if any such additional Notes are not fungible with the Notes initially offered hereby for U.S. federal income tax purposes, such additional Notes will have one or more separate CUSIP numbers. For the avoidance of doubt, such additional Notes will still constitute a single series with all other Notes issued under the indenture for all purposes, including waivers, amendments, redemptions and offers to purchase.
Increased leverage as a result of this offering may harm our financial condition and results of operations.
As of September 30, 2021, our indebtedness consisted of approximately $55 million of outstanding indebtedness, all of which was secured, and includes $45 million of equipment financing secured by mining machines and other fixed assets. See “Description of Other Indebtedness” for additional details.
The rating for the Notes could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency.
We have obtained a rating for the Notes. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold the Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and the rating of the Notes may not reflect all risks related to us and our business, or the structure or market value of the Notes. We may elect to issue other securities for which we may seek to obtain a rating in the future. If we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Notes.
Our subsidiaries conduct the substantial majority of our operations and own our operating assets.
Our subsidiaries conduct the substantial majority of our operations and own our operating assets. As a result, our ability to make required payments on the Notes depends in part on the operations of our subsidiaries and our subsidiaries’ ability to distribute funds to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on the Notes or to make funds available for that purpose. The Notes will not be guaranteed by any of our subsidiaries or any other person.
Risks Related to Our Limited Operating History
Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.
We began our operations in December 2017, and since our incorporation our business model has evolved significantly. While our annual net revenue has increased since our formation, there is no assurance that this growth rate will continue in future periods and you should not rely on the revenue growth of any given period as an indication of our future performance. We may not generate sufficient revenue to achieve positive cash flow from operations or profitability in any given period, and our limited operating history and the volatile nature of our business and the cryptocurrency industry make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties, including, but not limited to those described in this section. If we do not manage these risks successfully, our business may be adversely impacted. If our growth rate were to decline significantly or become negative, it could adversely affect our operating results and financial condition. If we are not able to achieve or maintain positive cash flow from operations, our business may be adversely impacted and we may require additional financing, which may not be available on favorable terms or at all.
We may be unable to raise additional capital needed to grow our business.
We may need to raise additional capital to fund our operations, pursue our growth strategies, including potential acquisitions of complementary businesses, and respond to competitive pressures or unanticipated working capital requirements. For example, in January 2021 and March 2021, we raised gross proceeds of £22.4 million and £26.8 million, respectively, in private placements and subscriptions of our ordinary shares, and in September 2021, we raised gross proceeds of $127.9 million in our initial registered public offering in the United States. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we incur additional debt financing, the holders of debt likely may have priority over the holders of our Notes on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our investors.
We have an evolving business model, which is subject to various uncertainties.
Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. For example, in the past, we operated as a mining-as-a-service (“MaaS”) business. Beginning in 2019, in the face of an industry-wide downturn, we terminated our MaaS contracts and commenced mining for our own account. As digital assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. As a result, from time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the cryptocurrency industry and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.
We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.
As part of our evolving strategy focused on owning and operating our own mining facilities, we are developing a new mining facility in Texas, where we expect to obtain more than 90% of our power requirements from reliable renewable power sources at less than the current cost of fossil fuel energies in other locations. However, development of our Texas mining facility may be subject to unexpected problems and delays that could adversely impact our ability to develop or operate the project as planned or increase the costs of the project. Some of the risks inherent in the development and construction of a new mining facility or the extension of an existing mining facility include uncertainties regarding:
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timing and cost of construction of the facility, which can be considerable;

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availability and cost of mining equipment;

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availability and cost of skilled labor, power, water and transportation;

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availability and cost of appropriate power arrangements;

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the successful development and implementation of new technologies and processes related to mining, such as immersion technology;

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applicable requirements under local and state laws and time needed to obtain the necessary environmental and other governmental permits and approvals; and

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availability of funds to finance construction and development.

Delays in obtaining necessary permits and approvals and broader social or political opposition to cryptocurrency mining may increase the cost, timing and complexity of the development and construction of our Texas facility. Accordingly, such facility may not be developed as planned or may be less profitable than anticipated or even be loss-making. Additionally, given current lead times for new mining hardware, we may need to commit to purchasing mining machines in advance of the facility becoming fully operational and, if so, may not have the power capacity to support these mining machines at our other hosted and owned facilities. A failure or material delay in our ability to develop and operate the new facility in accordance with, or in excess of, expectations could have a material adverse effect on our business, prospects, financial condition and operating results.
Risks Related to Our Business and Financial Position
Our operating results have fluctuated and may continue to fluctuate significantly due to the highly volatile nature of digital assets.
All of our sources of revenue are dependent on digital assets and the broader blockchain ecosystem. Due to the highly volatile nature of the blockchain ecosystem and the prices of digital assets, our operating results have fluctuated, and may continue to fluctuate, significantly from period to period in accordance with market sentiments and movements in the broader blockchain ecosystem. In particular, our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
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changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, or our operations specifically;

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difficulty obtaining new hardware and related installation costs;

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access to cost-effective sources of electrical power;

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evolving cryptographic algorithms and emerging trends in the technology securing blockchains, including proof-of-stake;

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Changes in the development, usage, and market preferences for the cryptocurrencies we mine;

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adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

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the development and introduction of existing and new products and technology by us or our competitors;

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increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

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system failure or outages, including with respect to our mining hardware, power supply and third-party networks;

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breaches of security or data privacy;

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our ability to attract and retain talent; and

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our ability to compete.

As a result of these and other factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In addition, as a result of the rapidly evolving nature of our business and the blockchain ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Annual expenses reflected in our financial statements may be significantly different from historical rates. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors.
Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.
We currently generate substantially all of our revenue from rewards and transaction fees received for successfully validating a “block” of transactions on the Bitcoin blockchain. Similarly, our operating cash flow is substantially dependent on our ability to sell cryptocurrency for fiat currency as needed. As such, any declines in the amount of cryptocurrencies that we successfully mine, the price of such cryptocurrencies or market liquidity for cryptocurrencies and digital assets generally would adversely affect our revenue and ability to fund our operations.

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value exceeded $1 trillion in February 2021 compared to $160 billion in February 2020, based on Bitcoin prices quoted on major exchanges. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:
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market conditions across the broader blockchain ecosystem;

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trading activities on digital asset platforms worldwide, many of which may be unregulated, and may include manipulative activities;

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investment and trading activities of highly active retail and institutional users, speculators, miners and investors;

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the speed and rate at which digital assets are able to gain worldwide adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument or other financial asset, if at all;

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changes in user and investor confidence in digital assets and digital asset platforms;

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publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment;

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unpredictable social media coverage or “trending” of digital assets;

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the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

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consumer preferences and perceived value of digital assets;

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increased competition from other payment services or other digital assets that exhibit better speed, security, scalability or other characteristics;

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the correlation between the prices of digital assets, including the potential that a crash in one digital asset or widespread defaults on one digital asset exchange or trading venue may cause a crash in the price of other digital assets, or a series of defaults by counterparties on digital asset exchanges or trading venues;

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regulatory or legislative changes and updates affecting the blockchain ecosystem;

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the characterization of digital assets under the laws of various jurisdictions around the world;

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the maintenance, troubleshooting and development of the blockchain networks underlying digital assets, including by miners, validators and developers worldwide;

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the ability for digital asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

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ongoing technological viability and security of digital assets and their associated protocols, smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

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fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset platforms;

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financial strength of market participants;

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interruptions in service from, or failures of, major digital asset trading platforms;

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availability of an active derivatives market for various digital assets;

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availability of banking and payment services to support digital asset-related projects;

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level of interest rates and inflation; and

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monetary policies of governments, trade restrictions and fiat currency devaluations.

There is no assurance that any digital asset, including Bitcoin, will maintain its value or that there will be meaningful levels of trading activities to support markets in any digital asset. A decline in the market value of digital assets or in the demand for trading digital assets could lead to a corresponding decline in the value of our cryptocurrency assets, the number of transactions on the relevant blockchain network and, as such, the opportunities to earn block rewards and transaction fees, our returns on investments in mining machines, and could adversely affect our business, operating results and financial condition.
Digital assets may be subject to momentum pricing due to speculation regarding future appreciation or depreciation in value, leading to greater volatility. Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for future changes in value. It is possible that momentum pricing of digital assets has resulted, and may continue to result, in speculation regarding future changes in the value of digital assets, making digital assets’ prices more volatile. As a result, digital assets may be more likely to fluctuate in value due to changing investor confidence, which could impact future appreciation or depreciation in digital asset prices. As a result, our business, operating results and financial condition could be adversely affected.
The market value of digital assets may also be affected by the activities of “professionalized” mining operations. Over the past two years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC mining machines to businesses with sophisticated operations using the latest ASIC technology, particularly operations mining Bitcoin. These professionalized mining operations are of a greater scale than individual and casual miners and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of mined digital assets, including Bitcoin. To the extent the price of digital assets decline and such profit margin is constrained, professionalized miners may be incentivized to more immediately sell any digital assets, including Bitcoin, earned from mining operations, whereas it is believed that individual miners in past years were more likely to hold newly mined digital assets for more extended periods. If professional mining operations were to collectively implement strategies to immediately sell newly mined digital assets, including Bitcoin, it would greatly increase the available trading supply of such digital assets, creating downward pressure on the market price.
A majority of our revenue is currently derived from mining Bitcoin. If demand for Bitcoin declines and is not replaced by new demand for cryptocurrencies we are able to mine, our business, operating results and financial condition could be adversely affected.
For the six months ended June 30, 2021 and year ended December 31, 2020, we derived the majority of our net revenue from transaction fees and cryptocurrency rewards generated in connection with mining Bitcoin. As such, in addition to the factors impacting the broader blockchain ecosystem and the prices of digital assets described in this section, our business may be adversely affected if the market for Bitcoin deteriorates or if its price declines, including as a result of the following factors:
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the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduce the block rewards earned by miners;

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disruptions, hacks, splits in the underlying network also known as “forks,” attacks by malicious actors who control a significant portion of the networks’ hash rate such as “double-spend” or “51% attacks” or other similar incidents affecting the Bitcoin network;

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hard “forks” resulting in the creation of, and divergence into, multiple separate networks, such as Bitcoin Cash;

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the informal governance of the Bitcoin network, which evolves over time largely based on self-determined participation, which may result in revisions to the underlying source code or inaction, that affects the Bitcoin network’s speed, scalability, security, usability or value;

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the ability for the Bitcoin network to resolve significant scaling challenges and increase the volume and speed of transactions;

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the ability to attract and retain developers to maintain and update the Bitcoin network;

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the ability to attract and retain market participants to use Bitcoin for payment, store of value, unit of accounting and other intended uses;

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transaction congestion and fees associated with processing transactions on the Bitcoin network;

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the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Bitcoin controlled by Satoshi Nakamoto;

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negative perception of Bitcoin, including with respect to the power consumption of its proof-of-work consensus mechanism;

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developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography being used by Bitcoin becoming insecure or ineffective; and

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laws and regulations affecting the Bitcoin network or access to this network, including a determination that Bitcoin constitutes a security or other regulated financial instrument under the laws of any jurisdiction.

In addition to Bitcoin, we derive revenue from transaction fees and cryptocurrency rewards generated in connection with the mining of Zcash. The market for Zcash could be affected by many of the same factors, as well as by regulatory concerns regarding Zcash privacy features that cause it to be delisted on exchanges or otherwise directly or indirectly impact the value or utility of Zcash, which could adversely affect our business.
In addition to mining Bitcoin and Zcash, we plan to expand our mining business to include mining on other blockchain networks which may be subject to similar risks. For example, we may derive revenue from transaction fees and cryptocurrency rewards generated in connection with the mining of Ethereum. The market for Ethereum and other digital assets may be affected by many of the same factors as those listed above. Ethereum and other digital assets may also be subject to varying risks related to future regulation of such networks or DeFi applications more broadly, as well as technological risks related to smart contracts and other software used by the relevant network. These risks could cause a decline in the popularity of such blockchain networks (e.g., Ethereum) or otherwise directly or indirectly impact the value or utility of the relevant digital assets (e.g., ETH), which could adversely affect our business. In addition, various blockchain networks are being developed with smart contract capabilities that are competitors to Ethereum and each other, which may drive transaction volume away from the blockchain networks we mine and may adversely affect our business.
We have in the past, and may in the future, seek to reduce the risk of holding Bitcoin and other cryptocurrencies on our balance sheet by engaging in hedging transactions, such as trading Bitcoin for alternative digital assets or stablecoins or purchasing Bitcoin futures contracts; such efforts may be unsuccessful, and could adversely impact our business, operating results and financial condition.
We may at times employ various risk mitigation strategies, such as trading Bitcoin for alternative digital assets or stablecoins or purchasing Bitcoin futures contracts, designed to minimize the impact of volatility in the Bitcoin market and other cryptocurrencies on our balance sheet. Such techniques will not always be possible to implement and when possible will not always be effective in limiting losses and may also result in additional counterparty risk, costs, and potentially losses. Hedging against a decline in the value of a particular cryptocurrency does not eliminate fluctuations in the values of positions we hold or prevent losses if the values of such positions decline, but may moderate the decline in value. However, such hedge transactions also limit the opportunity for gain if the value of the hedged cryptocurrency should increase. Moreover, it may not be possible to hedge against a fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at a price sufficient to protect from the anticipated decline in value of the cryptocurrency anticipated as a result of such a fluctuation. We may choose not to engage in a hedging transaction for a number of reasons, including if the expense associated with such hedging transaction is perceived as being too costly or other factors. The successes of our hedging transactions are subject to our ability to correctly predict market fluctuations and movements and our ability to monitor any hedging transactions that we enter into. Therefore, while we may enter into such transactions to seek to reduce risks, unanticipated market movements and fluctuations may result in a poorer overall performance than if we had not engaged in any such hedging transactions.
Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.
Digital assets, the wallets in which they are stored and the networks and exchanges on which they are traded are based on software code which has generally been written, maintained and updated by third parties.

Flaws in this software code have been exposed by certain actors, sometimes for malicious ends. Most of our sensitive and valuable data, including digital assets are stored with third-party custodians and service providers. We also rely on the digital asset community and our third-party service providers to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities of blockchain networks. The digital asset community will often identify and correct errors and defects in the code underlying digital asset networks, including those that may disable some functionalities of our systems or expose data. For example, in 2018, a vulnerability in the Bitcoin network source code that could in certain circumstances allow miners to double-spend Bitcoin and thereby increase the supply of Bitcoin was discovered. Additionally, in 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to steal approximately $60 million of ETH; the Ethereum community responded by adopting a “fork” that effectively reversed the hack. However, a minority of Ethereum users have continued to develop and use the original blockchain reflecting the theft, now referred to as “Ethereum Classic” with the digital asset on that blockchain referred to as Ether Classic (“ETC”), which continues to be used and traded independently from ETH. There can be no guarantee that the measures intended to safeguard digital assets and related software, and the work of the digital asset developer community, will identify or resolve all vulnerabilities, errors and defects prior to a malicious actor being able to exploit them. Any actual or perceived data security breach we experience, or of our third-party partners or any underlying digital asset network, may:
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lead to theft or irretrievable loss of our fiat currencies or digital assets;

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harm our reputation and brand;

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result in our systems or services being unavailable and interrupt our operations;

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result in improper disclosure of data and violations of applicable data privacy and other laws;

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result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure;

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cause us to incur significant remediation costs;

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divert the attention of management from the operation of our business; and

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adversely affect our business, operating results and financial condition.

Further, any actual or perceived data security breach or cybersecurity attack directed at other digital asset companies or underlying digital asset networks, whether or not we are directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of digital asset networks to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.
Attacks upon systems across a variety of industries, including industries related to digital assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. If and as our assets grow, we may become a more appealing target for these threats. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures.

Further, there has been an increase in such activities as a result of the COVID-19 pandemic. Any future breach of our operations or those of others in the digital asset industry, including third-party services on which we rely, could materially and adversely affect our business, and we expect that our costs and the resources we devote to protecting against these advanced threats and their consequences will continue to increase over time. In addition, some insurers are currently reluctant to provide cybersecurity insurance for cryptocurrency and digital assets. In the event of any attacks, our costs and any impacted assets may not be partially or fully recoverable.
We operate in a highly competitive industry and we compete against companies with greater resources and experience, and our business, operating results and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
The blockchain ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad that focus on digital asset-based services, including mining digital assets.
Our existing competitors have, and our potential competitors are expected to have, various competitive advantages over us, such as:
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greater name recognition, longer operating histories and larger market shares;

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more established marketing, banking and compliance relationships;

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greater mining capabilities;

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more timely introduction of new technologies;

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preferred relationships with suppliers of mining machines and other equipment;

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access to more competitively priced power;

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greater financial resources to make acquisitions;

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lower labor, compliance, risk mitigation and research and development costs;

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larger and more mature intellectual property portfolios;

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greater number of applicable licenses or similar authorizations;

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established core business models outside of the mining or trading of digital assets, allowing them to operate on lesser margins or at a loss;

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operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

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substantially greater financial, technical and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.
The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of Bitcoin and adversely affect our business.
Our business strategy is substantially dependent on the market price of Bitcoin. As of June 30, 2021, Bitcoin was the largest digital asset by market capitalization and had the largest user base and largest combined mining power. Despite this first to market advantage, as of June 30, 2021, there were more than 10,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $1.4 trillion (including the approximately $646.6 billion market cap of Bitcoin), as calculated using market prices and total available supply of each digital asset.

Many entities, including consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the Bitcoin network. For example, in May 2019, Facebook announced its plans to lead a consortium developing a new cryptocurrency called Libra (which was rebranded to Diem in 2020). Facebook’s significant resources and ability to engage users via social media may enable it to bring Diem to market rapidly and to deploy it across industries more rapidly and successfully than competing cryptocurrencies. At the same time, central banks have introduced digital forms of legal tender (“CBDCs”). China’s CBDC project, known as Digital Currency Electronic Payment, has reportedly been tested in a live pilot program conducted in multiple cities in China. A recent study published by the Bank for International Settlements estimated that at least 36 central banks have published retail or wholesale CBDC work ranging from research to pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, Bitcoin and other cryptocurrencies as a medium of exchange or store of value.
The emergence or growth of alternative digital assets could have a negative impact on the demand for, and price of, Bitcoin. If we are unable to transition our mining operations to a replacement digital asset, the reduction in the popularity of Bitcoin could have an adverse impact on our operations.
We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.
We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to both consumer and employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:
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substantial payments to satisfy judgments, fines or penalties;

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substantial outside counsel legal fees and costs;

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additional compliance and licensure requirements;

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loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

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loss of productivity and high demands on employee time;

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criminal sanctions or consent decrees;

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termination of certain employees, including members of our executive team;

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barring of certain employees from participating in our business in whole or in part;

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orders that restrict our business or prevent us from offering certain products or services;

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changes to our business model and practices;

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delays to planned transactions, product launches or improvements; and

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damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.
We plan to continue to make acquisitions and investments, which could require significant management attention, disrupt our business, increase our debt or cause us to incur significant expenses and adversely affect our financial results.
We are actively considering strategic opportunities with the support of our external advisors. However, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be made or, if made, will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into the existing business and could assume unknown or contingent liabilities. Any future acquisitions also could result in liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize. To finance any acquisitions or joint ventures, we may choose to issue ordinary shares, preferred shares or a combination of debt and equity as consideration. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our ordinary shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using ordinary shares as consideration.
COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere may adversely affect our business.
The COVID-19 pandemic has had unpredictable and unprecedented impacts in the United Kingdom, Canada, the United States and elsewhere around the world. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of the outbreak and the actions to contain the outbreak or treat its impact, among others. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on the our business, operating results and financial condition. As the COVID-19 pandemic continues to develop, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely affect global capital markets, the global economy, and Bitcoin and other cryptocurrency prices.
As of the date of this prospectus, we have not been declared an essential business. As a result, we may be required to substantially reduce or cease operations in response to governmental action or decree as a result of the COVID-19 pandemic. We are still assessing the effect on our business from the COVID-19 pandemic and any actions implemented by the governments in jurisdictions in which we operate. We have implemented safety protocols to protect our personnel, but we cannot offer any assurance that the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in the United Kingdom, Canada, the United States or elsewhere, will not materially and adversely affect our business.
Risks Related to Digital Assets
Acceptance and/or widespread use of digital assets is uncertain.
Currently, there is a relatively limited use for digital assets in retail and commercial marketplaces, which we believe has contributed to price volatility and could therefore adversely affect an investment in our Notes. Banks and other established financial institutions may, and do, refuse to process funds for digital asset transactions, process wire transfers to or from digital asset trading platforms, cryptocurrency-related companies or service providers, and maintain accounts for persons or entities transacting in digital assets. Conversely, a significant portion of digital asset demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines digital assets’ role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Use of digital assets as a medium of exchange and payment method may never achieve widespread adoption. Any such failure or a decline in acceptance and adoption could have an adverse effect on the value of Bitcoin, Zcash, Ethereum or any other digital assets we mine or otherwise acquire or hold for our own account, which in turn could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

The future development and growth of digital assets is subject to a variety of factors that are difficult to predict and evaluate. If the adoption and development of digital assets does not grow as we expect, our business, operating results and financial condition could be adversely affected.
Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different digital assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Zcash was designed to expand upon Bitcoin by enhancing privacy, and Ethereum and other blockchain networks are designed to enable the use of smart contracts as decentralized application platforms. Many other digital asset networks with other intended purposes — ranging from cloud computing to tokenized securities networks — have only recently been established. The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of digital assets represents a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:
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Many digital asset networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets and underlying networks.

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Digital asset networks may implement software upgrades and other changes to their protocols, which could introduce bugs or security risks, or otherwise adversely affect the respective digital assets and underlying networks.

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Several large networks, including the Bitcoin and Ethereum networks, are developing new features to address fundamental speed, scalability and power usage issues. If these issues are not successfully addressed, or such new features are unable to achieve widespread adoption, it could adversely affect the underlying digital assets.

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Security issues, bugs and software errors have been identified with many digital assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain digital asset networks use procedures that could allow hackers to counterfeit the respective digital asset. Any weaknesses identified with a digital asset or its underlying network could adversely affect its price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the computing or staking power on a digital asset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security and adversely affect the value of the relevant digital asset.

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The development of new technologies for mining digital assets, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation and concentration of mining power in a small number of large mining farms or mining pools, could reduce the security of digital asset networks, lead to increased liquid supply of digital assets and reduce the value and appeal of digital assets.

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If rewards and transaction fees for miners or validators on any particular digital asset network are not sufficiently high to attract and retain miners or validators, a digital asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack that could adversely affect the value of the digital asset, or digital assets broadly.

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Certain digital assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their underlying networks, such as governance decisions and protocol changes, as well as the market price of such digital assets. The governance of many decentralized digital asset networks is by voluntary consensus and open competition with no clear leadership structure or authority, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular digital asset network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs or changes, or stymie such network’s utility and ability to respond to challenges and grow. Additionally, the decentralized nature of the governance of digital asset networks may lead to ineffective decision-making that slows development or prevents a network from overcoming emergent obstacles. The lack of clarity in governance of digital asset networks may lead to ineffective decision-making that slows development and growth of such digital assets.
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Many digital asset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed. Such lack of success could adversely affect the usability and adoption of the respective digital assets.

Various other technical issues with blockchain networks have also been uncovered from time to time that resulted in disabled functionality, exposure of certain users’ personal data, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user and development communities. If any such risks or other risks materialize, and are not resolved, the development and growth of digital assets may be significantly affected and, as a result, our business, operating results and financial condition could be adversely affected.
The loss or destruction of any private keys required to access our digital assets may be irreversible. If we or any of our custodians are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny, and reputational harm.
Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by a custodian on our behalf, will not be hacked or compromised. Digital assets, related technologies, and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses, hurt our brand and reputation, and potentially the value of any Bitcoin, Zcash or other digital assets we mine or otherwise acquire or hold for our own account, and adversely impact our business.
Incorrect or fraudulent digital asset transactions may be irreversible.
Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the digital assets from the transaction. In theory, digital asset transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of digital assets or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.

Digital asset networks, including those underlying cryptocurrencies, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.
Digital asset networks face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling digital asset networks is essential to the widespread adoption and acceptance of cryptocurrencies as a means of payment, which, in turn, is necessary to the continued growth and development of our business. Many digital asset networks face significant scaling challenges. For example, digital asset networks are limited with respect to how many transactions can occur per second. There is no guarantee that any of the mechanisms currently in place, or being explored, for increasing the scale of processing and settling cryptocurrency transactions will be effective, or how long they will take to become effective. In addition, as corresponding increases in throughput lag behind growth in the use of digital asset networks, average fees and settlement times may increase considerably. For example, the Bitcoin network has been, at times, at capacity, which has led to increased transaction fees. As of June 30, 2021, Bitcoin transaction fees stood at $9.92 per transaction, on average, however, Bitcoin transaction fees reached a historical average daily high of $62.78 in April 2021. Similarly, the Ethereum Network has also, at times, been at capacity, which has led to increased transaction fees. As of June 30, 2021, ETH transaction fees stood at $5.45 per transaction, on average, however, ETH transaction fees reached a historical average daily high of $69.92 in March 2021. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for cryptocurrencies (e.g., micropayments), and could reduce demand for, and the price of, cryptocurrencies, which could adversely affect an investment in our Notes.
Open source digital asset networks, such as the Bitcoin and Ethereum networks, may adopt changes to their protocols and software over time which could negatively impact our business and operations.
The governance of decentralized digital asset networks, such as the Bitcoin network, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. For example, as an open source project, Bitcoin is not represented by an official organization or authority. Since its introduction, Bitcoin has been under active development by a group of uncompensated engineers known as core developers, who work on the reference implementation, Bitcoin Core. The role of core developers may evolve over time, largely based on self-determined participation. These contributors can propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols. Certain modifications may have an adverse effect on a digital asset network or the value of a digital asset, or may have unintended consequences. For example, development of the Bitcoin software has increasingly focused on modifications of the Bitcoin protocol to enhance speed and scalability. Such projects may have the effect of increasing the data flow on the Bitcoin network and could either “bloat” the size of the blockchain or result in slower confirmation times.
In particular, Ethereum is the subject of ongoing community development efforts to make significant alterations to the Ethereum protocol, which could impact our business as we expect to begin mining Ethereum. In the second half of 2020, Ethereum began the first of several stages of an upgrade called Serenity, or Ethereum 2.0. Ethereum 2.0. is a new iteration of Ethereum that would amend its consensus mechanism to include proof-of-stake and sharding. The purpose of sharding is to increase scalability of a database, such as a blockchain, by splitting the data processing responsibility among many nodes,allowing for parallel processing and validation of transactions. This contrasts with the existing Ethereum network, which requires each node to process and validate every transaction. The current version of Ethereum also contains a “difficulty bomb,” under which mining will become extraordinarily difficult over time, thereby encouraging miners to switch to proof-of-stake and join the Ethereum 2.0 fork. In January 2020, a network upgrade called Muir Glacier was implemented in order to delay this difficulty bomb as the Ethereum community continued to prepare for the switch to proof-of-stake. These upgrades may result in a fork of the Ethereum Network, introduce bugs or flaws into the Ethereum software, or have unintended and unforeseen consequences, each of which may adversely affect the value of Ethereum.

To the extent modifications to digital asset for digital assets that we mine are adopted that reduce the value of or demand for the digital asset, it would have an adverse effect on our business and investment in our Notes.
The decentralized governance and open-source nature of digital asset networks may cause them to be slow to react to challenges, which could adversely affect the value of the digital asset, and in turn, adversely affect our business.
The networks underlying several digital assets, such as Bitcoin, operate based on an open-source protocol maintained by a group of uncompensated volunteer developers. Consequently, there may be a lack of financial incentive for developers to maintain or develop the network, and the developers may lack the resources to adequately address emerging issues with the relevant digital asset protocol. There can be no assurance that the core developers of a digital asset network will continue to be involved in the network, or that new volunteer developers will emerge to replace them. To the extent that material issues arise with a digital asset protocol and the developers are unable or unwilling to address the issues adequately or in a timely manner, the digital asset may diminish in value or become worthless. In addition, several digital assets, including Bitcoin and other digital assets we may mine or hold, rely on decentralized participants to operate the digital asset network through verifying transactions in digital assets on an ongoing basis. The failure of decentralized participants to continue to maintain a network by verifying digital asset transactions may result in the relevant digital asset losing value or becoming worthless. The occurrence of any failures or malfunctions above could lead to substantial losses for us and, accordingly, adversely impact an investment in our Notes.
Proof-of-work digital asset networks rely on decentralized miners for the network to function, and a reduction in the support of miners could adversely affect the value of the digital asset, and in turn, adversely affect our business.
Cryptocurrency mining for proof-of-work networks involves substantial commitments of physical resources, such as space and purpose-built hardware, and involves substantial ongoing commitments in power to run the network that is performing the mining. If at any time the rewards provided for mining become less valuable than the costs and expenses of running a mining operation, it can be expected that mining of such digital asset would greatly decline or even cease. For example, around the time of the Bitcoin reward halving in May 2020, the total network hash rate on the Bitcoin network declined by approximately 30%. Other external factors, such as a government taking action to prohibit or otherwise regulate mining activity could also result in a reduction in miners, as seen in China during June and July 2021. The cessation of mining operations would materially harm, if not shut down completely, the ability of the distributed network to verify transactions in such digital asset. A significant reduction in the number of miners may expose a digital asset network’s verification process to deliberate manipulation by malicious actors that come to control the verification process.
If the awards and fees paid for maintenance of a digital asset network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the network. For example, Bitcoin miners collect fees for each transaction they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Historically, miners have accepted relatively low transaction fees and have not typically elected to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools to reject low transaction fees), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.
Any systemic delays in the recording and confirmation of transactions on a digital asset network could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, or conversely, higher transaction fees on such digital asset networks, either of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

The transition of digital asset networks from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business.
Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake algorithms do not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined by reference to the amount of digital assets a user has “staked” and the amount of time it has been “staked,” which typically generates payments to such user in additional digital assets. Should a digital asset network shift from a proof-of-work validation method to a proof-of-stake method, the transaction verification process (i.e., “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower-priced electricity, processing, real estate, or hosting) less competitive. For example, the Ethereum blockchain is currently undergoing a transition from proof-of-work to proof-of-stake and, if successful, Ethereum mining equipment and other investments in Ethereum mining operations could become obsolete or be repurposed for mining other cryptocurrencies, which may be less profitable. If any of the cryptocurrencies we mine shift to proof-of-stake validation, we may lose the benefit of our capital investments and the competitive advantage we hope to gain from these capital investments, which were intended to improve the efficiency of our digital asset mining operations only with respect to proof-of-work networks. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects, financial condition, and operating results.
Growth in the popularity and use of proof-of-stake blockchain networks may adversely affect our business.
Currently, proof-of-work digital asset networks, such as Bitcoin, enjoy a first-to-market advantage over proof-of-stake networks and dominate the cryptocurrency markets. As the digital asset community continues to develop and advance proof-of-stake technologies, proof-of-stake networks may offer actual or perceived advantages over proof-of-work networks. If preferences in the cryptocurrency markets shift away from proof-of work networks and proof-of-stake networks achieve widespread adoption, it could attract users away from Bitcoin and the other proof-of-work cryptocurrencies we mine, which could have a material adverse effect on our business, our prospects or operations and potentially the value of cryptocurrencies we may mine or otherwise acquire or hold for our own account.
We have exposure to proof-of-stake networks through certain digital asset holdings and plan to increase such exposure in the future through Argo Labs. Such networks are generally not as widely adopted as proof-of-work networks and may be untested at scale. If proof-of-stake networks do not function as intended, our investments could be negatively affected, which may in turn adversely affect our business.
While a primary advantage of a proof-of-stake system is that it is far less power intensive than a proof-of-work system, this may result in lower barriers for entry, which may allow for increased participation by malicious actors with small stakes that attempt to manipulate the blockchain, or increase the risk that the digital asset will experience one or more forks, which could impact its value.
Some proof-of-stake networks require customer assets to be transferred into smart contracts on the underlying blockchain networks, which are not under our or anyone’s control. If the validators or delegators staking digital assets, any third-party service providers, or smart contracts fail to behave as expected, suffer cybersecurity attacks, experience security issues, or encounter other problems, such digital assets may be irretrievably lost. In addition, certain proof-of-stake networks dictate requirements for participation in the relevant decentralized governance activity, and may impose penalties, or “slashing,” if the relevant activities are not performed correctly, such as if the staker, delegator, or validator acts maliciously on the network, “double signs” any transactions, or experiences extended downtimes. If we or any projects we are invested in are slashed by the underlying blockchain network, we may experience losses. Furthermore, certain types of staking require the payment of transaction fees on the underlying blockchain network and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of the underlying digital asset. Any penalties or slashing events, or technological errors or vulnerabilities associated with staking activities could result in the loss of digital assets, and adversely impact our business.

Founders of digital assets or digital asset networks may also retain large amounts of a generated digital asset, which may result in such founders having an effective veto or ability to control the digital asset or its associated proof-of-stake blockchain network. As returns associated with staking are connected to the amount of the wealth staked, proof-of-stake systems may encourage hoarding of the digital asset. While there are advantages to having users “buy in” to a digital asset and support its development, excessive hoarding reduces the “decentralized” nature of verification of the blockchain and may impair the spread of such digital asset, including interfering with the widespread adoption of such digital assets for use in transactions.
Proof-of-stake networks are newer and generally not as widely used as proof-of-work networks, and may be untested at scale. As a result, proof-of-stake networks may not work as intended. If proof-of-stake networks do not function as intended, or fail to gain adoption, the value of digital assets relying on proof-of-stake consensus may be negatively affected, which could adversely affect the value of our investments and our business.
If the smart contract-based digital assets and decentralized technologies in which we are or become invested in, such as Ethereum and DeFi, suffer from errors or attacks, or become subject to regulatory oversight or enforcement action, our investments could be negatively affected, which may have an adverse effect on our business.
Smart contracts are programs that run on certain digital asset networks, such as the Ethereum network and others, that execute automatically when certain conditions are met. Since smart contracts deployed on a blockchain typically cannot be stopped or reversed once the conditions are met, vulnerabilities in their programming can have damaging effects. For example, in June 2016, a vulnerability in the smart contracts underlying “The DAO,” a distributed autonomous organization for venture capital funding, allowed an attack by a hacker to steal approximately $60 million worth of Ethereum from The DAO’s Ethereum wallets. In the aftermath of the theft, certain developers and core contributors pursued a “hard fork” of the Ethereum Network in order to erase any record of the theft. Despite these efforts, the price of Ethereum dropped approximately 35% in the aftermath of the attack and subsequent hard fork. Similarly, in March 2020, a design flaw in the MakerDAO smart contract on Ethereum caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited crypto assets into the smart contract. More recently, a DeFi protocol,known as the Poly Network, that facilitates peer-to-peer transactions across different blockchain networks was subject to a hack that resulted in the theft of over $600 million worth of digital assets. Any such vulnerabilities or flaws that emerge or are discovered in the future could cause smart contract-based digital assets, including those we directly hold or have exposure to through our investments, to suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, or lose liquidity, all of which could adversely impact our business.
In limited cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges (“super users”). These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally makes adverse changes to a smart contract, the design, functionality, features and value of the smart contract and its related digital assets may be harmed. In addition, digital assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, the affected digital assets may experience significant losses in functionality or value.
DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology rather than such services being offered by central intermediaries. Common DeFi applications include borrowing/lending digital assets, and providing liquidity or market making in digital assets. Because DeFi applications and protocols generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets (including phishing, hacking, and risks related to blockchain networks) are also applicable to DeFi protocols and hence any investment by us into DeFi protocols and related digital assets will be subject to these same risks. Similarly, because DeFi applications rely on smart contracts, any errors, bugs or vulnerabilities in smart contracts used in connection with DeFi activities may adversely affect such activities. In addition, a malicious actor can exploit the structure of one or a series of smart contracts or applications in ways that do not technically constitute exploitation of a “bug” or flaw in the smart contract or application. For example, such an exploit has occurred repeatedly in the Ethereum DeFi ecosystem, whereby a decentralized exchange or lending application is designed to reference an external pricing source for a particular digital asset to determine when to liquidate collateral. By manipulating the price of the particular digital asset on a third-party platform (such as digital asset exchange), the pricing source used by the decentralized exchange or application is consequently manipulated, which then leads to uneconomic collateral liquidations on the decentralized exchange or application. Such errors or manipulation could undermine confidence in DeFi projects or otherwise negatively affect the value of our investments in DeFi projects, which could negatively impact our business. Participating in DeFi ecosystems may require or involve the use of various third-party technology services. In the event of a material business disruption or security breach with any such service providers, or in the broader DeFi ecosystem in general, our investments in DeFi projects could be negatively affected.
In parallel with the wider digital assets sector, DeFi applications and protocols are subject to an uncertain regulatory environment. In part due to its early stage nature, DeFi is subjected to intense scrutiny from financial regulators and governments, who, for the most part, find the complexities in the technology, and the idea of a lack of identifiable regulated intermediaries, extremely challenging. Recently, the SEC has indicated it may be increasing its focus on DeFi projects. Certain SEC officials have made various public statements reflecting their belief that certain DeFi projects may implicate securities, commodities, and banking laws, and in August 2021, the SEC brought what the agency described as its first enforcement action “involving securities using DeFi technology.” Accordingly, the use of DeFi applications may be subject to more risks than engaging in similar activities through regulated financial intermediaries.
In addition, in certain decentralized protocols, it may be difficult or impossible to verify the identity of a transaction counterparty as necessary to comply with any applicable anti-money laundering, countering the financing of terrorism, or sanctions regulations or controls. As DeFi applications and protocols become more popular and gain adoption, the response of regulators to DeFi products will become an increasing risk. If the DeFi projects in which we are invested become subject to regulatory oversight or are subject of regulatory enforcement actions, our investment could be adversely affected which may have a negative impact on our business.
A temporary or permanent blockchain “fork” to any digital asset which we mine or otherwise hold could adversely affect our business.
Many digital asset networks, including Bitcoin, are open source. Anyone can download the network software, modify it, and then propose that users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and such digital asset networks may continue to function without disruption. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., a “split”) of the impacted digital asset network and respective blockchain, with one prong running the pre-modified software and the other prong running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other digital asset network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability.
The Bitcoin protocol has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these forks have caused fragmentation among trading platforms as to the correct naming convention for the forked digital assets.
Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, Zcash, Ethereum or any of their forked alternatives.
Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.
Future forks may occur at any time. However, Ethereum is currently in the process of implementing network upgrades to amend its consensus mechanism to include proof-of-stake and sharding. This upgrade may result in a fork of the Ethereum Network. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.
Digital asset trading platforms may be subject to varying levels of regulation, which exposes our digital asset holdings to risks.
While certain digital assets may be traded through one or more exchanges or trading platforms of varying quality, digital assets as a class do not have a central marketplace for exchange. Digital asset platforms on which digital assets may trade pose special risks, as these platforms are generally new and the rules governing their activities are unsettled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud, and failure than established, regulated exchanges for other products. Digital asset platforms may be start-up businesses with limited institutional backing, limited operating history, and no publicly available financial information.
Digital assets traded on a blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account. Accordingly, we are exposed to credit risk with respect to our counterparties in each transaction, including transactions directly with a counterparty sourced through an exchange or over the counter trading desk, as well as transactions directly with such an exchange. Digital asset exchanges may impose daily, weekly, monthly, or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges have been volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect our digital asset holdings and the value of the digital assets we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues, or government investigation without any recourse available to us.
Digital asset platforms are appealing targets for cybercrime, hackers, and malware and have been shut down or experienced losses of assets placed on the exchange as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any governmental or regulatory action against such a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited, and could result in material opportunity costs or even in the total loss of such assets. In addition, banks may refuse to process or support wire transfers to or from digital asset trading platforms.

There are a limited number of digital asset trading platforms in operation, and many operate in jurisdictions outside of the United States. Trading on digital asset platforms outside of the United States may involve certain risks not applicable to trading on digital asset exchanges that operate in the United States. Foreign markets may be subject to instability, temporary closures due to fraud, business failure, local capital requirements or government-mandated regulations. Digital asset platforms located outside the United States may not be subject to regulatory, investigative, or prosecutorial authority through which an action or complaint regarding missing or stolen digital assets may be brought. Additionally, due to lack of globally consistent treatment and regulation of digital assets, certain platforms located outside the United States may not be currently available to, or may in the future become unavailable to, certain persons or entities based on their country of domicile, including the United States. While we perform diligence on our counterparties and any digital asset trading platforms that we may use, it may be difficult, or even impossible, to sufficiently verify the ultimate ownership and control of a digital asset trading platform and other information for evaluating the risks associated with such counterparty or platform. Any of our digital assets that reside on a trading platform that shuts down may be permanently unrecoverable, misapplied or otherwise lost. Additionally, to the extent that the digital asset platforms representing a substantial portion of the trading volume in particular digital asset are involved in fraud or experience security failures or other operational issues, such failures may result in loss or less favorable prices of the digital assets and may adversely affect our business and our operations.
There may be a lack of liquid markets for digital assets, including Bitcoin, and such markets may be subject to manipulation.
Digital assets may not necessarily benefit from viable trading markets. Traditional securities and derivatives exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules and monitoring investors transacting on such platform for fraud and other improprieties. These conditions may not be replicated on a digital asset trading platforms with less regulatory oversight than a traditional exchange’s controls and other policies. Digital asset trading platforms that do not maintain high standards and controls for vetting users that transact on the platform may be exposed to higher risk of fraud or manipulation. These factors may decrease liquidity or volume or may otherwise increase volatility of digital assets on such platforms, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm our investors.
We may face risks of internet disruptions, which could have an adverse effect on both the price of digital assets and our ability to operate our business.
Digital asset networks, and our business of mining cryptocurrencies, are dependent upon the internet. A significant disruption in internet connectivity could disrupt a digital asset network’s operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies. A broadly accepted and widely adopted decentralized network is necessary for most digital assets networks to function as intended. Features of digital asset networks, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, are essential to preserve the stability of the network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets, and consequently, their value, as well as our ability to mine digital assets. A significant disruption of internet connectivity (e.g., affecting large numbers of users or geographic regions) could prevent a digital asset network’s functionality and operations until the internet disruption is resolved.
A disruption of the internet may affect the functioning of digital asset networks and the use of digital assets.
The impact of geopolitical and economic events on the supply and demand for digital assets is uncertain.
Geopolitical crises may motivate large-scale purchases of Bitcoin and other digital assets, which could increase the price of Bitcoin and other digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in digital assets as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.
As an alternative to fiat currencies or CBDCs that are backed by central governments, most digital assets, which are a relatively new type of asset, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us. Political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other digital assets we mine or otherwise acquire or hold for our own account.
Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets or tracking digital asset markets.
We compete with other users and/or companies that are mining digital assets and other potential financial vehicles that seek to provide exposure to digital asset prices, including securities backed by, or linked to, digital assets. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in certain financial vehicles, or to invest in digital assets directly. In addition, the emergence of other financial vehicles and exchange-traded funds that provide exposure to digital asset prices have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applied to our business and impact our ability to successfully pursue our strategy or operate at all.
The global market for digital assets is generally characterized by supply constraints that may differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain digital assets are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in digital assets or tracking digital asset markets form and come to represent a significant proportion of the demand for digital assets, large redemptions of the securities of those vehicles and the subsequent sale of digital assets by such vehicles could negatively affect digital assets prices and therefore affect the value of the digital asset inventory we hold.
There has also been a growing number of attempts to list on national securities exchanges the shares of funds that hold Bitcoin and other cryptocurrencies or that have exposures to Bitcoin and other cryptocurrencies through derivatives, such as Bitcoin-based exchange traded funds (“ETFs”). These investment vehicles attempt to provide institutional and retail investors exposure to markets for cryptocurrencies and related products. To date, the SEC has repeatedly denied such requests. The exchange listing of shares of a Bitcoin ETF or other cryptocurrency-based funds would create more opportunities for institutional and retail investors to invest more directly in Bitcoin or other cryptocurrencies that may be more attractive than an investment in us. Conversely, if exchange-listing requests for an ETF are not approved by the SEC and further requests are ultimately denied by the SEC, increased investment interest by institutional or retail investors could fail to materialize, which could reduce the demand for digital assets generally.
Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin, Zcash or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm our investors.
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IFRS Foundation, International Accounting Standards Board, or the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the IASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrencies transactions, cryptocurrencies, and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.
Risks Related to Third Parties
We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets.
We rely on third parties to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack, including Gemini Custody, a product of the Gemini Trust Company, LLC (the “Custodian”) for our long-term Bitcoin holdings. Such parties are responsible for taking such steps as they determine, in their sole judgment, to be required to maintain access to the private keys controlling our digital assets and prevent their exposure from hacking, malware and general security threats, including the use of “cold storage,” of our long-term holdings. These safeguards may be breached due to the actions of outside parties, our third-party service providers or partners, error or malfeasance of an employee of ours, the Custodian or otherwise, and, as a result, an unauthorized party may obtain access to our assets held with the Custodian, our private keys (and therefore the digital assets) or other data. Additionally, threat actors may attempt to fraudulently induce our employees or those of the Custodian to disclose sensitive information (including personal data) in order to gain access to our or the Custodian’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, either or both of the Company and the Custodian or other service providers may be unable to anticipate these techniques or implement adequate preventative measures. In addition, these third parties, including the Custodian, may become insolvent, in which case we may have difficulty accessing digital assets held by those third parties and may even lose all or a portion of the digital assets held by such parties. Financial difficulty, fraud or misrepresentation at one of these institutions could also impair our operational capabilities or capital position. An actual or perceived security breach (including data, cyber and physical) at the Custodian could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness.
The limited rights of legal recourse against the custodians of our digital assets available to us and our lack of insurance protection for risk of loss of our digital assets exposes us to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.
We do not insure the digital assets that we hold against loss, including losses due to theft, destruction, inability to access digital assets or loss in value. While the Custodian holding our long-term digital asset holdings has indicated to us that it has insurance coverage of up to $200 million that covers losses of the digital assets it custodies on behalf of its clients, including our digital assets, resulting from theft, we cannot be assured that the Custodian will maintain adequate insurance or that such coverage will cover all theft-related losses with respect to our digital assets. For example, if the Custodian suffered a theft resulting in losses greater than $200 million, claims would be distributed pro rata among affected clients. Furthermore, under the custodian agreement, the Custodian is not liable to us for any lost profits or any direct, special, incidental, indirect, intangible, or consequential damages, whether based in contract, tort, or negligence, and whether or not the Custodian has been advised of such losses or the Custodian knew or should have known of the possibility of such damages. In addition, our digital assets held by the Custodian and the digital asset trading platforms we use are not deposits insured by the Federal Deposit Insurance

Corporation and are not protected by the Securities Investor Protection Corporation. In the UK, the digital assets held by the Custodian and the digital asset trading platforms we use are not protected by the Financial Services Compensation Scheme. In Canada, our digital assets held by the Custodian and the digital asset trading platforms we use are not insured by the Canadian Deposit Insurance Corporation and are not protected by the Canadian Investor Protection Fund. Therefore, a theft-related loss may be suffered with respect to our digital assets which is not covered by insurance and we may not be able to recover any of the value in these digital assets if they are lost or stolen. Certain of the digital asset trading platforms we use are located outside of Western Europe and North America, and we may also have difficulty in successfully pursuing claims in the courts of such countries or enforcing in the courts of such countries a judgment obtained by us in another country. In general, certain less developed countries lack fully developed legal systems and bodies of commercial law and practices normally found in countries with more developed market economies, and even in more developed market economies, digital assets can present novel challenges with potential uncertainties in applying existing case law or legislation to new or novel scenarios. If we are not otherwise able to recover losses and damages arising from the loss or theft of our digital assets, our business and results of operations may suffer.
We may store our digital assets on digital asset trading platforms that are less secure than that of our Custodian, which could subject our digital assets to the risk of loss or access.
Although we rely on the Custodian to secure our long-term digital asset holdings, we also store our digital assets on various digital asset trading platforms, including through “hot” wallets, which requires us to rely on the security protocols of these trading platforms to safeguard our digital assets. No security system is perfect and other trading platforms have been subject to hacks resulting in the loss of businesses’ and customers’ digital assets in the past. Such trading platforms may not be as well capitalized as the Custodian and (i) may have different or less adequate security procedures and operational infrastructure than the Custodian, (ii) may not have insurance to a level necessary to cover any loss or (iii) may not recompensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept our digital assets when we transact in or otherwise transfer our digital assets, such as moving our digital assets from long-term cold storage with the Custodian to our accounts at a trading platform or other “hot” wallets. Malicious actors may also be able to intercept our digital assets while we are in the process of selling them via such trading platforms. Digital asset trading platforms have been an appealing target for malicious actors in the past, and given the growth in their size and their relatively unregulated nature, we believe these trading platforms will become a more appealing target for malicious actors. An actual or perceived security breach at the digital asset trading platforms with which we have accounts could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness.
Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business.
There are a limited number of over-the-counter (i.e., non-exchange) traders with which we intend to transact in digital assets to convert our digital assets to fiat currencies. A disruption at or withdrawal from the market by any such OTC trading desk may adversely affect our ability to purchase or sell digital assets, which may negatively impact our business and operations. A disruption at one or more OTC trading desks will reduce liquidity in the market and may negatively impact our ability to value our Bitcoin. If our preferred OTC trading desks are unavailable to us, we may not be able to liquidate our Bitcoin at favorable prices, or we may be subject to unfavorable trading fees and associated costs.
Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in digital asset-related activities or that accept digital assets as payment.
In the future, we may be unable to find banks or financial institutions that are willing to provide us with bank accounts and other services or such service may be interrupted by government action, as has happened to other companies in our industry. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company. A decision by any such entity to adopt or implement such policies, rules or regulations, could negatively affect our relationships with such financial institutions and impede our ability to convert digital assets to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.
We are exposed to risk of nonperformance by counterparties in our power supply arrangements, including our counterparties under the planned power arrangements.
We are exposed to risk of nonperformance by counterparties in our power supply arrangements, whether contractual or otherwise. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a counterparty’s financial condition and liquidity or for any other reason. For example, our counterparties under the planned power arrangements may be unable to deliver the required amount of power for a variety of technical or economic reasons. Furthermore, there is a risk that during a period of power price fluctuations or prolonged or sharp power price increases on the market, our counterparties may find it economically preferable to refuse to supply power to us, despite the contractual arrangements. Any significant nonperformance by counterparties could have a material adverse effect on our business, prospects, financial condition, and operating results.
Risks Related to Cryptocurrency Mining
There are risks related to technological obsolescence, the vulnerability of the global supply chain for cryptocurrency mining hardware to disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.
Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies, including Bitcoin, are lower than the revenue we are able earn from mining such cryptocurrencies. Over the course of our mining operations, our mining machines experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. In addition, advances in mining technology will require us to, over time, replace those mining machines which are no longer profitable. These repair and upgrading processes require substantial and continuous capital investment, and we may face challenges in doing so on a timely and cost-effective basis. In addition, there is no guarantee that our mining machines will be free from defect or failure, and any such failures or defects could require us to seek replacements for newly acquired mining machines.
For example, we purchased more than 15,000 Bitmain Antminer 17 series mining machines in 2019 and 2020. Since deployment, our Antminer 17 series fleet has experienced a failure rate of 38%. While we are currently taking steps to mitigate such issues, there can be no assurance that we will be successful in doing so, or that we will be able to successfully replace such machines, if necessary, in a timely manner or at all. As new technological innovations occur, including in quantum computing, there are no assurances that we will be able to adopt or effect such new innovations, or that we will be able to acquire new and improved equipment to stay competitive or that our existing software or other equipment will not become obsolete, uncompetitive or inefficient. Disruption to our supply chain could prevent us from acquiring this software and any other equipment required to operate our business and remain competitive, which could have a material adverse effect on our business, results of operations and financial condition.
We face competition in acquiring mining machines from major manufacturers, and at a given time, mining machines may only be available for pre-order months in advance. For example, the lead time for new mining hardware from our manufacturers varies from three to 12 months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and tends to be between six to 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. We have acquired, and may continue to acquire in the future, mining machines through our third-party hosting providers that have relationships with equipment suppliers. Such orders are typically in “bulk” and therefore there is no guarantee that we will receive our full allocation of mining machines if the supplier does not deliver the full order. Furthermore, as we transition to operating our own facilities, we will be required to establish and maintain relationships with mining machine manufacturers directly, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.
Various COVID-19-related restrictions on travel, work, and movement of goods and supplies, as well as the cumulative impact of the mounting number of lost working days as a result of COVID-19, have already put strain on our manufacturing partners and suppliers to produce and deliver a sufficient number of products needed to meet the global demand for mining machines. This has had a particularly strong impact on the global supply chain and availability of semiconductors, which are used in the manufacture of the ASIC chips used in the mining machines we operate. The strain on the global supply of semiconductors, largely stemming from manufacturing interruptions due to COVID-19-related disruptions, has resulted in decreased production across many industrial sectors. Should similar outbreaks or other disruptions to the global supply chain for cryptocurrency hardware occur, we may not be able to obtain adequate replacement parts for our existing mining machines or to obtain or to lease additional mining machines from manufacturers or other third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy.
Our mining facilities and mining equipment may experience damages, including damages that are not covered by insurance.
Our current mining operations in Canada and the United States are, and any future mining facilities we establish or which we mine from will be, subject to a variety of risks relating to physical condition and operation, including:
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the presence of construction or repair defects or other structural or building damage;

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any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit requirements;

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any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

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claims by employees and others for injuries sustained at our properties.

For example, our facilities could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the facility or infrastructure on which it relies. The security and other measures we take to protect against these risks may not be sufficient or may be outside of our control. Additionally, our hosted and owned facilities could be materially adversely affected by local or regional failures in infrastructure, a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity (including but not limited to increased charges or costs applicable to specific sectors in line with national or regional policies). Given the power requirement, it would not be feasible to run our mining machines on back-up power generators in the event of a power outage. We cannot control the supply of electricity used by its operations nor do we have alternate sources of off-grid supply.
The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency.

Climate related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.
The performance and reliability of our mining technology will also be critical to our reputation and our operations. If there are any technological issues with our mining equipment, our entire fleet could be affected. In particular, any error or failure may significantly delay response times or even cause our mining operations to fail. For example, we purchased more than 15,000 Bitmain Antminer 17 series mining machines in 2019 and 2020. Since deployment, our Antminer 17 series fleet has experienced a failure rate of 38%. A majority of the failures occurred due to manufacturing defects and flaws, and primarily involved hash boards overheating and burning out, which we understand have been experienced across the industry with the model. While we are currently taking steps to mitigate such issues, such as the implementation of new technologies and processes like immersion cooling technology, there can be no assurance that we will be successful in doing so. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to our mining equipment may affect our ability to mine, and if a defect other flaw is exploited, our entire mining operation could go offline simultaneously. Any interruption, delay or system failure could have a material adverse effect on our business, prospects, financial condition, and operating results.
In the event of an uninsured loss, including a loss in excess of insured limits, at any of the hosted or owned facilities in our network, such mining machines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mining machines.
We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.
We currently participate in mining pools organized by third parties to receive our mining rewards. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network, as well as provide ancillary services such as dashboard and other monitoring software. The rewards are collected by the pool operator and then distributed by the pool operator to each miner in the pool, proportionally to a miner’s contribution to the pool’s overall mining power, used to generate each block.
If the pool operator’s system suffers downtime due to a cyberattack, software malfunction or other similar issue, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin or other cryptocurrency mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total power used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We may have little means of recourse against the mining pool operator if we fail to receive a payout or determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for these efforts, which would have an adverse effect on our business and operations. In addition, our proportion of mining rewards are temporarily held by the operator of the pool until they are distributed to us. During this time, our cryptocurrency may be subject to risk of loss due to theft or loss, among other things, and distributions of our cryptocurrency from the pool operator to our Custodian or other wallets may be intercepted by malicious actors.
If the pool operator ceases to provide services (whether related to a cyberattack, software malfunction or other similar issue) or discovers a shortfall in the digital assets held by the pool, the revenue generated by us from the pool may never be paid to us, and we may have little means of recourse against the mining pool operator.
The primary cryptocurrencies for which we currently mine, Bitcoin and Zcash, are subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.
Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. Currently, the total number of Bitcoin currency rewards issued is approximately 18 million. Similarly, Zcash first halved on November 18, 2020 at block 1,046,400 from 6.25 to 3.125. Zcash will halve every 840,000 blocks. While Bitcoin and Zcash prices have had a history of price fluctuations around the halving of their respective cryptocurrency rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of these cryptocurrencies does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.
We may not be able to secure access to electricity on a sufficiently firm and unrestricted basis or at a price that we are willing to pay.
Cryptocurrency mining is dependent on access to stable and reliable electricity supply. There has been a substantial increase in the demand for electricity for cryptocurrency mining, and this has had varying impacts on local electricity supply. Additionally, we currently rely on renewable sources of power and plan to increase our reliance on renewable sources of power in the future. Renewable power is generally an intermittent and variable source of electricity, which may not always be available. Because the electrical grid has very little storage capacity, the balance between electricity supply and demand must be maintained at all times to avoid a blackout or other cascading problem. Intermittent sources of renewable power are challenging because they disrupt the conventional methods for planning the daily operation of the electrical grid. Their power fluctuates over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures.
Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our cryptocurrency mining machines would be materially adversely affected by a power outage. Given the power requirement, it would not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity and natural gas markets and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.
Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners. For example, in the Canadian province of Québec, Hydro-Québec (a Crown entity which manages the generation, transmission and distribution of electricity throughout the province) has set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. On July 19, 2018, the Régie de l’Énergie (the “Régie”, a provincial administrative tribunal which sets the price of electricity supplied directly by Hydro-Québec) approved a provisional tariff of CA$0.15/kWh on cryptocurrency mining facilities built after that date. On April 29, 2019, the Régie rendered a decision to create a new class of energy consumers called “Electricity consumer class for cryptographic use applied to blockchain.” The Régie decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. On January 28, 2021, the Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021/

2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. Consequently, cryptocurrency mining entities in Québec are now subject to non-firm service with a restriction on supply and provisional tariffs.
If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.
Our mining activities for digital assets other than Bitcoin are subject to unique risks, may not be as profitable as mining Bitcoin, and may negatively impact our financial condition.
We opportunistically mine digital assets other than Bitcoin, such as Zcash and other cryptocurrencies, and plan to mine other alternative digital assets, including potentially Ethereum, in the future. While these alternative digital assets broadly are subject to the same types of risks as Bitcoin (See Risks Related to Digital Assets), such risks may impact particular digital assets differently, or not at all. For example, the alternative digital assets we mine may have a variety of intended use cases, be subject to different consumer preferences and face different security risks, among other differences, all of which could negatively affect the value and use or adoption of such digital assets. Furthermore, because such alternative digital assets generally do not have the same popularity or operating history as Bitcoin, any actual or perceived risks or adverse events affecting alternative digital assets could result in a greater loss of confidence in such assets than if the same adverse events occurred with respect to Bitcoin.
Our mining operations generally involve asset specific capital expenditures. For example, the equihash mining machines we use for mining Zcash cannot be used to mine Bitcoin, and our Bitcoin mining machines cannot be used to mine Zcash. We may in the future order mining machines that are purpose-built for mining certain digital assets that use different hashing algorithms. To the extent we make capital investments or purchases related to mining alternative digital assets that decline in value or adoption, or fail to increase in value or adoption according to our expectations, the profitability of such investments or purchases would be adversely affected, which may in turn adversely affect our financial condition and operating results.
As a result of the Federal Power Act and the U.S. Federal Energy Regulatory Commission’s regulations over public utilities and reliability of the interstate transmission grid, suppliers of electricity that are required for our operation may be required to curtail or discontinue the supply of electricity to our cryptocurrency mining operations, including regulations seeking to limit carbon dioxide emissions from power generation.
Under the Federal Power Act (the “FPA”), the Federal Energy Regulatory Commission (“FERC”) has jurisdiction over certain facilities used in the generation and transmission of electricity, including transmission facilities, certain generation interconnection facilities, power plant change in control, operation of the transmission grid, and various “paper” facilities, such as wholesale power sales contracts and market-based rate tariffs. The FPA requires FERC to establish and maintain reliability standards, and FERC has designated the National Electric Reliability Coordinator to effectuate this obligation. Operation of the transmission grid in several regions in which we may locate our cryptocurrency mining facility are governed by Independent System Operators (“ISO”) or Regional Transmission Organizations (“RTO”), all which are public utilities subject to FERC jurisdiction. To effectuate the continuous, firm supply electricity necessary for productive operation of our crypto-mining operation, it is expected to be necessary to co-locate our facilities with power generation facilities and have such power generation facilities obtain approval from relevant ISO/RTO and other authorities to derate their generation resource for ISO/RTO purposes in favor of supplying electricity to our mining operations.
Such approvals may not be forthcoming on terms that are economic or practicable. Federal authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. The bankruptcy or insolvency of any power generator or wholesale market supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on ability to continue mining operations.

We may be affected by price fluctuations in the wholesale and retail power markets.
While we anticipate that the majority of our power arrangements will contain fixed power prices, we expect that they may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements is expected to be priced by reference to published index prices and, thus, reflect market movements.
Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:
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changes in power transmission or fuel transportation capacity constraints or inefficiencies;

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volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

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technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

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federal and state power, market and environmental regulation and legislation; and

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changes in capacity prices and capacity markets.

If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.
As a result of state and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.
To the extent that our consumption of electricity is viewed as a retail sale of electricity, then state and local authorities will have jurisdiction over such retail sale and the distribution of electricity to our retail use. Such regulation and costs as required by state and local authorities may not be economic or practicable for our mining operations. State and local authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. There may also be other utility services required for the productive, efficient operation of our mining facilities, such as use of water. Obtaining the regulatory approvals and terms of service for any needed supply of water may not be forthcoming on terms that are economic and practicable to our mining operations. The bankruptcy or insolvency of any electric distribution utility or retail electric supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on ability to continue mining operations.
We may have difficulty finding suitable mining facilities.
We currently operate our cryptocurrency mining machines from two owned facilities in Canada and four hosted facilities in Canada and the United States. On February 2, 2021, our wholly owned subsidiary, Argo Innovations Labs Inc., signed a share purchase agreement with GPU.one to acquire two facilities where its mining machines are currently hosted in Baie Comeau, Canada and Mirabel, Canada. Additionally, in March 2021, we acquired 160 acres of land, as well as an option to acquire an additional 157 acres of adjacent land in Texas, where we intend to build a new 200-megawatt mining facility. Any mining facilities we establish can only be successful if we can obtain sufficient electrical power to support mining on a cost-effective basis, and our establishment of new mining facilities requires us to find locations where that is the case. There may be significant competition for suitable mining facility locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations.

Our hosting agreements are subject to renegotiation and cost volatility. In the future, we may not be able to renew our hosting agreements on acceptable terms, in which case we would need to relocate our established mining operations. Relocating any mining operation will require incurrence of costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new hosting agreements, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our mining machines to a new facility. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results. In addition, we may have difficulty locating sites which satisfy our requirements at a cost we are willing to pay. If we are unable to find suitable mining facility locations this may have a material impact on our financial position, opportunities and prospects, and by extension, on our share price.
Risks Related to Government Regulation
We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.
Our business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate or in the United Kingdom, the jurisdiction of our incorporation, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of digital assets, cross-border and domestic money and cryptocurrency transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.
Our activities are not currently regulated in the United Kingdom as we do not engage in any regulated activities for the purposes of the UK Financial Services and Markets Act 2000 and we are not subject to any registration requirement with the UK Financial Conduct Authority in relation to anti-money laundering rules under The Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 as we are not a crypto asset exchange or custodian wallet provider. We do not offer crypto asset derivatives nor do we engage with or advertise to retail consumers. Our business is to mine crypto assets as principal, and we bear the risks and rewards of such endeavors. We have no current plans to engage in the offering of crypto asset derivatives or engage with retail consumers.
In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development and use of digital assets as a whole, cryptocurrency mining operations, and our legal and regulatory status in particular by changing how we operate our business, how our operations are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements or new costs of doing business, or imposing a total ban on certain activities or transactions with respect to digital assets, as has occurred in certain jurisdictions in the past.
Due to our business activities, if laws or regulations or their respective interpretation change, we may become subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators and foreign financial service regulators, including the UK Financial Conduct Authority, which would have broad discretion to audit and examine our business if we become subject to their oversight. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results and financial condition.
We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.
We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the UK, EU, U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.
In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of personal information.
The General Data Protection Regulation (the “GDPR”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the European Economic Area (“EEA”) and the United Kingdom, which could further add to our compliance costs and limit how we process information. It is possible that the GDPR may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices; or that the European Union or national supervisory authorities may hold that we are not in full compliance with the GDPR’s requirements. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. Following the withdrawal of the United Kingdom from the European Union and the expiry of the transition period, from January 1, 2021, we have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million/£17 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, including how data transfers between European Union member states and the United Kingdom will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EEA member states may result in fines and other administrative penalties. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition, and results of operations. Also, like many websites, we use cookies and other tracking technologies on our website. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the ePrivacy Directive and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.
We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.
Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the United Kingdom, the United States and every other country and locality in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.
The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition.
A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency mining machines, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. For example, in June and July of 2021, the Chinese government prohibited the operation of mining machines and supply of energy to mining businesses, citing concerns regarding high levels of energy consumption, which resulted in a large scale shut down of mining operations. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate cryptocurrency mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.
Our transactions in digital assets may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.
The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of HM Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, HM Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. These laws and regulations may be implicated by a number of activities, including investing or trading. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling digital assets or of other members in mining pools in which we participate. We participate in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as we are, which creates the risk that we may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such blockchains contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation.
Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.
We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the UK Bribery Act, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. The provisions of the UK Bribery Act extend beyond bribery of government officials and create offenses in relation to commercial bribery including private sector recipients. The provisions of the UK Bribery Act also create offenses for accepting bribes in addition to bribing another person. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.
In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, UK Bribery Act, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States, UK and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of the FCPA, UK Bribery Act, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
If regulatory changes or interpretations of our activities require our registration or licensure as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant penalties and on-going compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.
To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement an effective anti-money laundering program, make certain reports to FinCEN and maintain certain records. To the extent that our activities cause us to be deemed a money transmitter under applicable state laws, we may be required to comply with state licensure requirements, including those that would mandate us to implement varying degrees of safety and soundness, consumer protection and law enforcement requirements.
We are not presently registered as an MSB with FinCEN or licensed as a money transmitter or similar business in any state. If an applicable governmental agency determines that we have failed to register or obtain a license, we could be subject to substantial financial penalties and may be ordered to suspend or terminate operations with respect to the affected jurisdictions.
We intend to operate Terra Pool, a mining pool on behalf of pool participants, which exposes us to regulatory uncertainty and risk that could result in significant compliance expenses or penalties.
Together with DMG Blockchain solutions, we intend to operate Terra Pool, a Bitcoin mining pool. FinCEN has released guidance stating that participating in or leading a mining pool, by itself, does not constitute money transmission. However, the guidance also stated that where a person or group responsible for distributing mining awards to pool members combines its services with the service of hosting “convertible virtual currency” wallets (that is, wallets for digital assets that have an equivalent value in fiat currency or that act as a substitute for fiat currency) on behalf of pool members, the person or group will fall within FinCEN’s definition of money transmitter. Although we do not intend to host convertible virtual currency wallets on behalf of pool members in connection with Terra Pool, providing such services in the future would require us to comply with FinCEN regulations, including those that would mandate us to implement an effective anti-money laundering program, make certain reports to FinCEN and maintain certain records. To the extent that our activities with respect to Terra Pool cause us to be deemed a money transmitter under applicable state laws, we may be required to comply with state licensure requirements, including those that would mandate us to implement varying degrees of safety and soundness, consumer protection and law enforcement requirements.
Further, as noted above, operating or participating in mining pools in which fellow members are unknown raises risks of inadvertently assisting or engaging in transactions with persons, entities, or territories that are the target of U.S., UK, Canadian, or other economic sanctions or that are otherwise engaged in activities in breach of AML and CTF legislation. In operating Terra Pool, we plan to conduct KYC diligence and IP address screening on prospective members, but there can be no guarantee that such measures will be successful in preventing sanctioned parties from participating in the pool.
We do not intend to sell contracts or shares in Terra Pool, but the operation of a mining pool on behalf of third parties could subject us to regulatory scrutiny from the SEC. We could be subject to judicial or administrative sanctions for failing to offer or sell interests or participation in Terra Pool in compliance with the registration requirements of the federal and state securities laws. Such a determination could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. In addition, we cannot be certain as to how future regulatory developments will impact the treatment of operating a mining pool under the law. Any requirements imposed by the SEC related to our mining pool activities would cause us to incur additional extraordinary, non-recurring expenses.
The future of anonymity-enhanced cryptocurrencies such as Zcash is particularly uncertain.
Anonymity-enhanced cryptocurrencies such as Zcash are under increasing regulatory scrutiny. A portion of our current mining capacity is assigned to mining Zcash. We convert the Zcash we mine into Bitcoin in the ordinary course of business via transactions that do not use privacy-enhancing features. Nonetheless, anti-money laundering regulators, such as FinCEN, have raised concerns regarding the potential use of anonymity-enhanced cryptocurrencies like Zcash by criminals and other threat actors in ways that limit the ability of investigators to follow transaction flows on a public blockchain. In response to regulatory concerns, some digital asset exchanges have removed Zcash from their menu of digital assets available for exchange. Although no regulatory action has been taken to treat anonymity-enhanced cryptocurrencies differently, this may change in the future. Regulatory action could be taken in the future to limit or even prevent the mining or use of Zcash, which may adversely affect our ability to mine or convert Zcash. Restrictions on our ability to mine or convert Zcash may have a negative impact on our results of operation.
As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.
As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations both of the jurisdictions in which we operate and those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, digital assets, and related technologies in the United Kingdom, Canada, the United States and other jurisdictions often impose different, more specific, or even conflicting obligations on us, as well as broader liability. For example, we are subject to laws and regulations related to sanctions and export controls enforced by OFAC and the Department of Commerce Bureau of Industry and Security, and may in the future be required to comply with U.S. anti-money laundering and counter-terrorist financing laws and regulations, enforced by FinCEN and certain state financial services regulators.
Regulators worldwide frequently study each other’s approaches to the regulation of the digital assets. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.
The complexity of U.S. federal and state, UK, Canadian and other international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin and Ethereum are securities (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this prospectus, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other digital assets, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.
The SEC has brought enforcement actions against the promoters of several digital assets on the basis that the digital assets in question are securities. Such an enforcement action by the SEC or a state securities regulator, or a similar court decision, with respect to Bitcoin and the other digital assets we mine or trade would be expected to have an immediate material adverse impact on the trading value of such digital assets. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. For example, in 2020 the SEC filed a complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under U.S. federal securities laws, but were not. In the years prior to the SEC’s action, XRP’s market capitalization at times exceeded $140 billion. However, in the weeks following the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. The SEC’s action against XRP’s promoters underscores the continuing uncertainty around which digital assets are securities, and demonstrates that factors such as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual usefulness in commercial transactions, ultimately may have no bearing on whether the SEC or a court will find it to be a security.
Under the Investment Company Act of 1940, as amended, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “ investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.
Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the mining, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Foreign jurisdictions may have similar licensing, registration, and qualification requirements.
There can be no assurances that we will properly characterize any given digital asset as a security or non-security for purposes of determining which digital assets to mine, hold and trade, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell digital assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if Bitcoin or any other digital asset that we mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported digital asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.
Future developments regarding the treatment of cryptocurrencies for U.S. federal income and foreign tax purposes could adversely impact our business.
Due to the new and evolving nature of cryptocurrencies and the absence of comprehensive legal guidance with respect to cryptocurrency products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving cryptocurrencies are uncertain, and it is unclear what guidance may be issued in the future on the treatment of cryptocurrency transactions for U.S. federal income and foreign tax purposes.
In 2014, the Internal Revenue Service (“IRS”) released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions”, or the “Ruling & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of cryptocurrencies and related transactions.
The UK tax authorities have issued published guidance which covers similar issues to those covered in the IRS guidance mentioned above. Some guidance has also been provided, in particular, regarding the Value Added Tax (“VAT”) treatment of transactions involving cryptocurrencies, and the availability of certain exemptions from VAT.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to cryptocurrencies in the future or that a court would uphold the treatment set forth in the IRS Notice and the Ruling & FAQs, or in the UK published guidance. It is also unclear what additional guidance may be issued in the future on the treatment of existing cryptocurrency transactions and future cryptocurrency innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of cryptocurrencies and the broader cryptocurrencies markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of cryptocurrency transactions could impact our business, both domestically and abroad. It is likely that new rules for reporting crypto assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure.
The application of the Commodity Exchange Act to our business is unclear and may be subject to change and therefore difficult to predict; to the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.
The Commodity Exchange Act, as amended (the “CEA”), does not currently impose any direct obligations on us related to the mining or exchange of digital assets. However, the Commodity Futures Trading Commission
(“CFTC”), the federal agency that administers the CEA, generally regards Bitcoin and other digital assets as commodities. This position has been supported by decisions of federal courts.
The CEA imposes requirements relative to certain transactions involving Bitcoin and other digital assets that constitute a contract of sale of a commodity for future delivery (or an option on such a contract), a swap, or a transaction involving margin, financing or leverage that does not result in actual delivery of the commodity within 28 days to persons not defined as “eligible contract participants” or “eligible commercial entities” under the CEA (e.g., retail persons). Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of digital assets and subject them to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in Bitcoin and other digital assets, it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including digital assets, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).
While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law. Any requirements imposed by the CFTC related to our mining activities or our transactions in Bitcoin and digital assets would cause us to incur additional extraordinary, non-recurring expenses.
Moreover, if our mining activities or transactions in Bitcoin and other digital assets were deemed by the CFTC to constitute a collective investment in derivatives for our shareholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.
Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency.
One or more countries, such as China or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hash rate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.
Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results and financial condition.
Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.
We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.
We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, including Bitcoin, and other digital assets under the law. For example, if regulatory changes or interpretations require the regulation of Bitcoin or other digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which the Company operates, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate the Company. Any such action may adversely affect an investment in us.
If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.
Risks Related to Intellectual Property
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.
Our ability to conduct our business in a profitable manner relies on our proprietary mining methods, which we protect as a trade secret. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us. Thus, there can be no assurance that our trade secrets will be sufficient to protect against competitors operating their business in a manner that is substantially similar to ours.
Third parties may claim that we are infringing upon their intellectual property rights , which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit.
Our commercial success depends on our ability to operate without undue cost and distraction of claims that we are infringing the intellectual property rights of third parties. However, third parties, may own patents (or have pending patent applications that later result in patents) that our operations may infringe. In addition, third parties may purchase patents for the purpose of asserting claims of infringement and attempting to extract license fees via settlements from us. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Further, because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our operations infringe.
Finally, third parties could accuse us of misappropriating their trade secrets. Any claims of patent infringement or trade secret misappropriation, even claims without merit, could be costly and time-consuming to defend and could require us to divert resources away from operations. In addition, if any third party has a meritorious or successful claim that we are infringing, we may be forced to redesign our operations or secure a license from such third parties, which may be costly or impractical. We also may be subject to significant damages or injunctions that may cause a material adverse effect to our business and operations, if we cannot license or develop an alternative for any infringing aspect of our business, and may result in a material loss in revenue.
Risks Related to Our Employees and Other Service Providers
The loss of one or more of our key management personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results and financial condition.
We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of a small number of key management personnel. Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business. Due to the nascent nature of the blockchain ecosystem, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.
Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.
We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees to develop and launch new and innovative products and services, which we believe is essential to attracting high quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork that has been integral to our business, in which case our products and services may suffer and our business, operating results and financial condition could be adversely impacted.
Our officers, directors, employees, and large shareholders may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities, and other initiatives, which could adversely affect our business and reputation.
We frequently engage in a wide variety of transactions and maintain relationships with a significant number of digital asset projects, their developers, members of their ecosystem, and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees are active investors in digital asset projects and technologies themselves, and may make investment decisions that favor projects that they have personally invested in. In addition, our Chief Executive Officer, Mr. Wall, is involved in a number of initiatives related to the blockchain ecosystem and more broadly. This and other initiatives he is involved in could divert Mr. Wall’s time and attention from overseeing our business operations which could have a negative impact on our business.
In addition, certain of our officers, directors and employees may become aware of business opportunities that may be appropriate for presentation to us. In such instances they may decide to present these business opportunities to other entities with which they are or may be affiliated, in addition to, or instead of, presenting them to us. Due to these existing or future affiliations, these officers, directors and employees may have fiduciary obligations to present potential acquisition opportunities to those entities prior to presenting them to us which could cause additional conflicts of interest.
Similarly, certain of our directors, officers, employees, and large shareholders may hold cryptocurrencies that we are considering mining, and may be more supportive of such mining notwithstanding legal, regulatory, and other issues associated with such cryptocurrencies. While we have instituted policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, our business may be harmed and the brand, reputation and credibility of our company may be adversely affected.
Our officers, directors and employees will allocate their time to other businesses leading to potential conflicts of interest in their determination as to how much time to devote to our affairs, which could have a negative impact on our ability to execute our business plan.
Our officers, directors and employees are required to commit such time as is necessary for them to fulfil their duties to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. Our officers, directors and employees are engaged in other business endeavors. If our officers’, directors’ or employees’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to deliver the business plan.

Our officers, directors, employees, and large shareholders may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and these officers, directors, employees and large shareholders.
Our officers, directors, employees and large shareholders and one or more of their respective affiliates may in the future enter into other agreements with us that are not currently under contemplation. It is possible that the entering into of such an agreement might raise conflicts of interest between us and such officers, directors, employees and large shareholders. Historical results of prior investments made by, or businesses associated with, our officers, directors, employees and large shareholders and their respective affiliates may not be indicative of future performance of an investment in us.
General Risk Factors
We may be subject to foreign investment and exchange risks.
Our functional and presentational currency is sterling. As a result, our consolidated financial statements will carry our assets in sterling. Any business we carry out may require the conduct of operations or make sales in currencies other than sterling. Due to the foregoing, changes in exchange rates between sterling and other currencies could lead to significant changes in our reported financial results from period to period. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political or regulatory developments. Although we may seek to manage our foreign exchange exposure, including by active use of hedging and derivative instruments, there is no assurance that such arrangements will be entered into or available at all times when we wish to use them or that they will be sufficient to cover the risk. If there was a material adverse movement in such currency, it may have adverse consequences on our financial condition.
Risks Related to Investing in a Foreign Private Issuer or an English Company
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.
As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities law and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized in the United States. In particular, we will be exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as public companies organized in the United States. Accordingly, there may be less publicly available information concerning our company than there is for public companies organized in the United States.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may follow UK corporate governance rules instead of the corporate governance requirements of Nasdaq.
As a foreign private issuer, we may follow our home country corporate governance rules instead of the corporate governance requirements of Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:
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have a majority of the board of directors consist of independent directors;

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require non-management directors to meet on a regular basis without management present;

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promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;

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have an independent nominating committee;

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solicit proxies and provide proxy statements for all shareholder meetings; and

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seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

For an overview of our corporate governance principles, including those which comply with certain of the requirements above, see “Description of Share Capital and Articles of Association - Articles of Association.”
In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which also are applicable to Nasdaq-listed U.S. companies.
To the extent we determine to follow UK corporate governance practices instead of Nasdaq governance requirements, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to public companies organized in the United States. If we were to lose our status as a foreign private issuer, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to public companies organized in the United States. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States, and (iii) our business must be administered principally outside the United States.
If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting requirements and other requirements applicable to public companies organized in the United States, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to public companies organized in the United States may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities extremely time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to public companies organized in the United States by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the Nasdaq, which could cause investors to lose confidence in our public reports. We also expect that if we were required to comply with the rules and regulations applicable to public companies organized in the United States, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and other key management personnel.
We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.
As an English public company traded on the LSE, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards applicable to publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act.

As a public company in the United States, we must maintain effective internal control over financial reporting in order to report in an accurate and timely manner the results of our operations and financial condition. In addition, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. This process will require the investment of substantial time and resources, including by our Director of Finance and other members of our management. The process of designing and implementing effective internal controls over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404(a), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of our U.S. initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, it is currently anticipated that our independent registered public accounting firm will be required to issue an audit report on the effectiveness of our internal control over financial reporting in the fifth annual report following the completion of our U.S. initial public offering or the fiscal year following the date upon which we are no longer an emerging growth company, whichever is the sooner.
In connection with the implementation of the necessary procedures and practices related to our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404(a). In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their audit report. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate.
We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(a) or our independent registered public accounting firm may not issue an unqualified opinion. Irrespective of compliance with Section 404(a), any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under English law and have our registered office in England. Certain members of our board of directors and senior management are non-residents of the United States, and a portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether UK courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary; provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
English law provides that a board of directors may only allot shares (or rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares until the earlier of September 30, 2021 or the conclusion of our next Annual General Meeting. This authorization will need to be renewed upon expiration and is customarily renewed on a yearly basis.
English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights until the earlier of September 30, 2021 or the conclusion of our next Annual General Meeting. This disapplication will need to be renewed upon expiration (i.e. at the Next Annual General Meeting) and is customarily renewed on a yearly basis.
English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years, though is customarily granted and renewed on a yearly basis. See “Description of Share Capital and Articles of Association.”
Risks Related to Investing in an Emerging Growth Company
We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make us less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data in our initial public offering registration statement, as compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following December 31 (our fiscal year-end). We cannot predict if investors will us less attractive because we may rely on these exemptions.
Risks Related to U.S. and UK Tax Regimes
It is unlikely we will be able to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable UK tax legislation.
As a UK incorporated and tax resident entity, we are subject to UK corporate taxation on tax-adjusted trading profits. As of December 31, 2020, we had cumulative carryforward tax losses of £10,031,918. Given we do not, and are not currently expected to, generate significant taxable profit in the UK, it is unlikely that these carryforward tax losses will be utilized against future profits to reduce future tax payments or otherwise benefit from favorable UK tax legislation.
Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce amounts available to make payments on the Notes.
Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organisation for Economic Co-operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate (such as in the UK and in Canada); and the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ordinary shares and debt instruments.
We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our statement of financial position, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce amounts available to make payments on the Notes and increase the complexity, burden and cost of tax compliance.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs (“HMRC”), the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of U.S. federal securities laws that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about future operating results, potential risks pertaining to these future operating results, future plans, prospects and our business strategy, anticipated benefits of proposed (or future) acquisitions or investments, new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance, expected capital expenditures and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. This list is not an exhaustive list of the factors that may affect any of our forward-looking statements.
You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these and other factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date of this prospectus, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, applicable regulations or the rules of any stock exchange to which we are subject.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and cryptocurrency markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-looking Statements.”

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS
Throughout this prospectus, we use a number of industry terms and concepts which are defined as follows:
•
application-specific integrated circuits or ASICs:   Computer microchips designed for a particular use, in this case, mining cryptocurrency. ASICs are considered far superior in terms of performance and efficiency to the central processing units and graphics processing units found inside personal computers.

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Bitcoin:   The first implementation of cryptocurrency, a form of digital money that uses blockchain technology, initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.

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Bitcoin Equivalent:   Our method of reflecting the Company’s digital assets is presented in units of Bitcoin. When we reference Bitcoin Equivalent we hold, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinTracker.io on the referenced date. When we reference Bitcoin Equivalent we mine, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinGecko.com at 11:59 UTC on the date it was mined.

•
block:   Synonymous with digital pages in a ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.

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blockchain:   A cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.

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CBDC:   Central bank digital currency, a form of government-backed stablecoin.

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cold storage:   The storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.

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consensus:   The protocol that allows a blockchain network to secure by governing how transactions are processed and new blocks are added to the blockchain.

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cryptocurrency:   Digital assets that are designed to work as a medium of exchange, unit of account, and/or store of value.

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digital asset:   A broad term for anything that can be stored and transmitted electronically, and has associated ownership or use rights. As used in this prospectus, the term “digital assets” refers to assets that are created and maintained with software (code), and exist as data on a blockchain network.

•
digital asset ecosystem:   The broad ecosystem of individuals, organizations, platforms, networks and other elements that use and support the use of digital assets and related technologies, across any number of industries and use cases.

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DeFi:   Short for Decentralized Finance. Peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance, and more through smart contracts.

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Ethereum:   Ethereum is a peer-to-peer blockchain network that was originally described in a 2013 white paper by Vitalik Buterin, a programmer involved with Bitcoin. The Ethereum network allows people to exchange digital assets, called Ether (“ETH”), which can be used to pay for goods and services, including computational power on the Ethereum network. Ethereum also allows users to write and implement smart contracts that are used to create digital assets other than ETH on the Ethereum network, move digital assets in accordance with conditional instructions and create markets, among other things. Smart contract operations are executed on the Ethereum network in exchange for payment of ETH. Ethereum has recently been popularly used for DeFi applications.

•
fork:   A fundamental change to the software underlying a blockchain which results in two different blockchains: the original version and the new version. In some instances, the fork results in the creation of a new digital asset.

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hash:   A function that takes an input, and then outputs an alphanumeric string known as the “hash value.” Each block in a blockchain contains the hash value that validated the transaction before it followed by its own hash value. Hashes are used in confirming transactions on a blockchain.

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hash rate:   A measure of the computing power in use on a blockchain network.

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hot wallet:   A wallet that is connected to the internet, enabling it to broadcast transactions to a blockchain network.

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miner:   Individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new digital assets for their services.

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mining:   The process by which new blocks are created, and thus new transactions are added to the blockchain.

•
mining difficulty:   In a proof-of-work network, difficulty is the measure of how difficult it is to mine a new block by solving the hashing algorithm. On the Bitcoin network, the network programmatically adjusts the difficulty every 2,016 blocks so that the average time it takes to add a new block remains approximately 10 minutes.

•
mining machines:   Any ASIC- or GPU-based machines that are mining cryptocurrency.

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mining pools:   Mining pools are groups of miners that combine their computing resources over a network to increase the probability they will solve the next block more quickly than any other miner (or other mining pool).

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network:   The collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.

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privacy coin:   An anonymity-enhanced cryptocurrency.

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protocol:   A type of algorithm or software that governs how a blockchain network operates.

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proof-of-work:   A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a set, difficult variable. In effect, the process of hashing each block becomes a competition. This addition of solving for a target increases the difficulty of successfully hashing each block. For each hashed block, the overall process of hashing will have taken some time and computational effort.

•
proof-of-stake:   An alternative consensus protocol, in which a “validator” uses their own digital assets to validate transactions or blocks. Validators “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it will lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to proof-of-work.

•
public key or private key:   Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.

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smart contract:   Blockchain-based software that executes automatically upon the occurrence of defined conditions and can digitally facilitate or enforce a rules-based agreement or terms between transacting parties.

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stablecoin:   Digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins may attempt to maintain a stable value by being backed by physical reserves of the underlying asset, or may rely on other methods, such as algorithmically controlled supply.

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wallet:   A place to store public and private keys for digital assets. Wallets are typically software, hardware, or paper-based.

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Zcash:   A cryptocurrency launched on October 28, 2016 by a privately held company known today as the Electric Coin Company, led by founder and CEO Zooko Wilcox.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $      million after discounts, commissions, structuring fees and expenses related to this offering (or approximately $      million if the underwriters’ option is exercised in full). We intend to use the net proceeds from this offering to purchase and install mining machines, and develop our Texas facility. Any remaining net proceeds will be used for working capital and general corporate purposes, which may include possible acquisitions that we may identify in the future.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021 on:
•
an actual basis;

•
a pro forma basis giving effect to the completion of our U.S. initial public offering and the applications of the proceeds thereof as described in our Prospectus dated September 22, 2021 as if it occurred on that date, and

•
a pro forma, as adjusted basis to give effect to the pro forma adjustments described above and this offering and the use of the net proceeds therefrom as if it occurred on that date.

The information presented in this table is unaudited and should be read in conjunction with the information under “Use of Proceeds”, the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited consolidated financial statements for the quarter ended June 30, 2021, and our audited consolidated financial statements, each included elsewhere in this prospectus.
	AS OF JUNE 30, 2021
	ACTUAL		PRO FORMA		PRO FORMA, AS ADJUSTED
	£	$	£	$	£	$
Cash and cash equivalents	16,047,609	22,155,329
Total debt	25,060,763	34,598,889
Stockholders’ equity
Common stock, £0.001 par value; 381,832,335 shares authorized, issued and outstanding at June 30, 2021	381,832	527,157
Additional paid-in capital	55,317,447	76,371,267
Accumulated other comprehensive income	81,823	112,965
Share based payment reserve	992,324	1,370,003
Accumulated surplus	29,178,867	40,284,344
Total capitalization	111,013,056	153,264,625

DESCRIPTION OF OTHER INDEBTEDNESS
The following table summarizes our contractual obligations and other commitments (in thousands) as of June 30, 2021, (the latest practicable date prior to filing of this registration statement) and the years in which these obligations are due:
	Total	Less than 1 Year	1 – 3 Years
Long Term Loans(1)	$5,645,239	—	$5,645,239
Short Term Loans(2)	$15,383,111	$15,383,111	—
Mortgages(3)	$4,032,436	—	$4,032,436

(1)
The long term loans amounts presented in the above table include our lease agreement with Celsius Networks Lending LLC.

(2)
The short term loans amounts presented above include our term loan agreement with Galaxy Digital LLC.

(3)
The mortgages amount presented above include the mortgages we assumed in our acquisition of DPN LLC.

Long Term Loans — Celsius Lease
In November 2020, we entered into a lease agreement with Celsius Networks Lending LLC for the lease of Bitmain S19 mining machines and Antminer S19 Pro mining machines for approximately $11.4 million, including interest. Under the Celsius lease agreement, we have the option to purchase the leased machines at expiration for $1.00 plus any other amount remaining due under the lease. The Celsius lease agreement will expire on December 31, 2022, provided that if we elect not to purchase the leased machines, Celsius has the option to extend the lease term for an additional three months.
Short Term Loans — Galaxy Term Loans
In June 2021, we entered into a $20 million term loan agreement with Galaxy Digital LP (the “Galaxy Term Loan”) to finance the continued build out of our new cryptocurrency mining facility in Texas and other general corporate operations. In September 2021, we entered into an additional $25 million term loan agreement with Galaxy Digital LLC (the “New Galaxy Term Loan”) to finance the continued build out of our new cryptocurrency mining facility in Texas and other general corporate operations. The outstanding $20 million principal amount of our Galaxy Term Loan, was subsumed into the New Galaxy Term Loan, resulting in total borrowings of $45 million under the New Galaxy Term Loan. We intend on paying the amount outstanding under the New Galaxy Term Loan with a portion of the net proceeds from our U.S. initial public offering. The New Galaxy Term Loan will mature on October 29, 2021 and the borrowing fee on the loan is 4.5% per annum. As of the date of this prospectus, we have $45 outstanding under the New Galaxy Term Loan.
Mortgages
In March 2021, we acquired DPN LLC and, as a result, assumed the mortgages secured against the two buildings at Mirabal and Baie-Comeau which are repayable over 60 months at an interest rate of 5% per annum. As of June 30, 2021, we have $5,040,454 outstanding under the mortgages.

DESCRIPTION OF NOTES
We will issue $      in aggregate principal amount of    % Senior Notes due 2026 (the “Notes”) under an indenture to be dated as of                 , 2021 (the “base indenture”) between us and Wilmington Savings Fund Society, FSB as trustee (the “trustee”), as supplemented by the first supplemental indenture thereto (together with the base indenture, the “indenture”). Unless the context requires otherwise, all references to “we,” “us,” “our” and the “Company” in this section refer solely to Argo Blockchain plc, the issuer of the Notes, and not to any of its subsidiaries.
The following description is only a summary of certain provisions of the indenture and the Notes. You should read these documents in their entirety because they, and not this description, define your rights as holders of the Notes. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and to all of the provisions of the indenture and those terms made a part of the indenture by reference to the Trust Indenture Act.
General
The Notes:
•
will be our general unsecured, senior obligations;

•
will be initially limited to an aggregate principal amount of $       (assuming no exercise of the underwriters’ option to purchase additional Notes described herein);

•
will mature on                 , 2026 unless earlier redeemed or repurchased, and 100% of the aggregate principal amount will be paid at maturity;

•
will bear cash interest from                 , 2021 at an annual rate of    %, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on January 31, 2022, and at maturity;

•
will be redeemable at our option, in whole or in part, at any time on or after                 , 2023, at the prices and on the terms described under “— Optional Redemption” below;

•
will be issued in minimum denominations of $25 and integral multiples of $25 in excess thereof;

•
will not have a sinking fund;

•
are expected to be listed on the Nasdaq Global Select Market under the symbol “ARBKL”; and

•
will be represented by one or more registered Notes in global form, but in certain limited circumstances may be represented by Notes in definitive form.

•
will be redeemable at our option, in whole, but not in part, at any time upon the occurrence of certain change of control events, at the prices and on the terms described under “— Optional Redemption Upon Change of Control” below;

The indenture will not limit the amount of indebtedness that we or our subsidiaries may issue. The indenture will not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “— Covenants — Merger, Consolidation or Sale of Assets” below, the indenture will not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.
We may from time to time, without the consent of the existing holders, issue additional Notes having the same terms as to status, redemption or otherwise (except the price to public, the issue date and, if applicable, the initial interest accrual date and the initial interest payment date) that may constitute a single fungible series with the Notes offered by this prospectus; provided that if any such additional Notes are not fungible with the Notes initially offered hereby for U.S. federal income tax purposes, such additional Notes will have one or more separate CUSIP numbers. For the avoidance of doubt, such additional Notes will still constitute a single series with all other Notes issued under the indenture for all purposes, including waivers, amendments, redemptions and offers to purchase.
Ranking
The Notes are senior unsecured obligations of the Company, and, upon our liquidation, dissolution or winding up, will rank (i) senior to our outstanding ordinary shares, (ii) senior to any of our future subordinated debt, (iii) pari passu (or equally) with our future unsecured and unsubordinated indebtedness, (iv) effectively subordinated to our existing and any future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness, and (v) structurally subordinated to all existing and future indebtedness other liabilities or preferred equity of our subsidiaries, financing vehicles or similar facilities. See “Risk Factors — The Notes will be unsecured and therefore will be effectively subordinated to any secured indebtedness that we currently have or that we may incur in the future.” The Notes will be obligations solely of the Company and will not be guaranteed by any of our subsidiaries.
Claims of creditors of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the Notes. As a result, the Notes will be effectively subordinated to creditors, including trade creditors and preferred shareholders, if any, other than us, of our subsidiaries. See “Risk Factors — The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.”
As of September 30, 2021, we had approximately $55 million of outstanding indebtedness, all of which was secured by a portion of our holdings in Bitcoin, and includes $45 million of equipment financing secured by mining machines and other fixed assets.
Interest
Interest on the Notes will accrue at an annual rate equal to    % from and including       , 2021 to       , but excluding, the maturity date or earlier acceleration or redemption and will be payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on January 31, 2022 and at maturity, to the holders of record at the close of business on the immediately preceding January 15, April 15, July 15 and October 15 (and October 15 immediately preceding the maturity date), as applicable (whether or not a business day).
The initial interest period for the Notes will be the period from and including                 , 2021, to, but excluding, January 31, 2022, and subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be. The amount of interest payable for any interest period, including interest payable for any partial interest period, will be computed on the basis of a 360-day year comprised of twelve 30-day months. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.
“Business day” means, for any place where the principal and interest on the Notes is payable, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day in which banking institutions in New York, Wilmington, Delaware or London, England are authorized or obligated by law or executive order to close.
Optional Redemption
Except as described below and under “— Optional Redemption Upon Change of Control,” the Notes will not be redeemable by us at our option prior to                 , 2023.
The Notes may be redeemed for cash in whole or in part at any time at our option (i) on or after                 , 2023 and prior to                 , 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after                 , 2024 and prior to                 , 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after       , 2025

and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.
In each case, redemption shall be upon notice not fewer than 10 days and not more than 60 days prior to the date fixed for redemption, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a discharge of the indenture. Notices of redemption may be subject to satisfaction or waiver of one or more conditions precedent specified in the notice of redemption.
If less than all of the Notes are to be redeemed, the particular Notes to be redeemed will be selected not more than 45 days prior to the redemption date by the trustee from the outstanding Notes not previously called for redemption, by lot, or in the trustee’s discretion, on a pro-rata basis, provided that the unredeemed portion of the principal amount of any Notes will be in an authorized denomination (which will not be less than the minimum authorized denomination) for such Notes. The trustee will promptly notify us in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed. Beneficial interests in any of the Notes or portions thereof called for redemption that are registered in the name of DTC or its nominee will be selected by DTC in accordance with DTC’s applicable procedures.
The trustee shall have no obligation to calculate any redemption price or any component thereof, and the trustee shall be entitled to receive and conclusively rely upon an officers’ certificate delivered by the Company that specifies any redemption price.
Unless we default on the payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.
We may at any time, and from time to time, purchase Notes at any price or prices in the open market or otherwise.
Optional Redemption Upon Change of Control
The Notes may be redeemed for cash in whole but not in part at our option at any time within 90 days of the occurrence of a Change of Control, at a price equal to 100.5% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. Redemption shall be upon notice not fewer than 10 days and not more than 60 days prior to the date fixed for redemption. Notices of redemption may be subject to satisfaction or waiver of one or more conditions precedent specified in the notice of redemption.
A “Change of Control” will be deemed to have occurred at the time after the Notes are originally issued if:
(1)
any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “Beneficial Owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such Person shall be deemed to have “Beneficial Ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50.0% of the total voting power of the Voting Shares of the Company;

(2)
the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100.0% of the Voting Shares of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Shares of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction;

(3)
“Continuing Directors” (as defined below) cease to constitute at least a majority of the Company’s board of directors; or

(4)
if after the Notes are initially listed on the Nasdaq Global Select Market or another national securities exchange, the Notes fail, or at any point cease, to be listed on the Nasdaq Global Select Market or such other national securities exchange. For the avoidance of doubt, it shall not be a Change of Control if after the Notes are initially listed on the Nasdaq Global Select Market or another national securities exchange, such Notes are subsequently listed on a different national securities exchange and the prior listing is terminated.

“Continuing Director” means a director who either was a member of our board of directors on the issue date of the Notes or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our shareholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval by such election or appointment.
“Voting Shares” of any specified Person as of any date means the share capital of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.
Redemption for Changes in Withholding Taxes
The Company is entitled to redeem the Notes issued by it, at its option, in whole but not in part, upon not less than 10 nor more than 60 days’ notice, at 100.0% thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if due to a Change in Tax Law (as defined below) the Company has, or would, on the next date on which any amount would be payable with respect to such Notes, become obligated to pay to the holder or beneficial owner of any Notes any Additional Amounts (as defined below under “— Additional Amounts”); provided, however, that the Company determines, in its reasonable judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to it, and provided, further, that at the time such notice is given, such obligation to pay Additional Amounts remains in effect. For the avoidance of doubt, reasonable measures do not include changing the jurisdiction of incorporation of the Company or any successor to the Company.
For purposes hereof, a “Change in Tax Law” shall mean any change in or an amendment to the laws, treaties, regulations or rulings of the Relevant Taxing Jurisdiction (as defined below under “— Additional Amounts”), including any change in the application, administration or administrative or judicial interpretation of such laws, treaties, regulations or rulings; which change or amendment has not been publicly announced as formally proposed before, and which becomes effective on or after, the original issue date of the Notes.
Notice of any such redemption shall be irrevocable. Prior to the publication or, where relevant, mailing of any notice of redemption, the Company shall deliver to the trustee:
(a)
an officers’ certificate stating that the Company is entitled to effect such redemption in accordance with the terms set forth in the indenture and setting forth in reasonable detail a statement of the facts relating thereto; and

(b)
a written opinion of independent counsel of recognized standing satisfactory to the Trustee to the effect that the Company has become obligated to pay such Additional Amounts as a result of a Change in Tax Law).

The trustee will accept and shall be entitled to rely absolutely on such officers’ certificate and opinion of counsel as sufficient evidence of the satisfaction of the conditions precedent described above, without further inquiry, in which event it will be conclusive and binding on the holders of the Notes.
The foregoing provisions shall apply mutatis mutandis to any successor person, after such successor person becomes a party to the indenture, with respect to a Change in Tax Law occurring after the time such successor person becomes a party to the indenture.
Additional Amounts
All payments made by the Company under or with respect to the Notes under the indenture shall be made free and clear of and without withholding or deduction for or on account of any present or future taxes or any duties, levies, imposts, assessments or similar governmental charges in the nature of Tax (collectively, “Taxes”). If the Company is required to withhold or deduct any amount for or on account of any such Taxes imposed or levied by or on behalf of the United Kingdom or any political subdivision or governmental authority thereof or therein having the power to tax (the “Relevant Taxing Jurisdiction”), from any payment made under or with respect to any Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted.
Notwithstanding the foregoing no Additional Amounts will be payable with respect to payments made to any holder or beneficial owner for or on account of:
(a)
any Taxes that would not have been imposed, assessed, levied or collected but for the existence of a present or former business or personal connection between the holder or beneficial owner (or a fiduciary, settler, beneficiary, partner, member or shareholder of, or possessor of power over the relevant holder, if the relevant holder is an estate, nominee, trust, partnership or corporation) of the applicable Notes and the United Kingdom (including, but not limited to, citizenship, nationality, residence, domicile, physical presence or existence of a business, a permanent establishment, a place of business or a place of management present or deemed present within the United Kingdom) other than the mere receipt, ownership, holding or disposition of such Notes, or the receipt of any payments or the exercise or enforcement of rights under such Notes;

(b)
any Taxes that would not have been imposed, assessed, levied or collected but for the fact that, where presentation is required, the applicable Note was presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that a holder would have been entitled to such Additional Amounts if it had presented the Note on any day during such 30-day period;

(c)
any Taxes that would not have been imposed, assessed, levied or collected had the holder or beneficial owner of the applicable Notes complied on a timely basis, with a written request of the Company for any applicable information or certification that would have, if provided on a timely basis, permitted the payment to be made without withholding or deduction (or with a reduced rate of withholding or deduction);

(d)
any estate, inheritance, gift, sales, excise, transfer, personal property or similar Taxes;

(e)
any Taxes payable other than by deduction or withholding from payments under, or with respect to, the applicable Notes;

(f)
any withholding or deduction required to be made from a payment pursuant to Sections 1471‑1474 of the Internal Revenue Code of 1986, as amendment (the “Code”), as of the original issue date of the Notes, any current or future regulations or official interpretations thereof, any similar law or regulations adopted pursuant to an intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any agreements entered into pursuant to Section 1471(b)(1) of the Code;

(g)
any Taxes that were imposed with respect to any payment on a Note to any fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that no Additional Amounts would have been payable had the beneficial owner of the applicable Note been the holder of such Note; or

(h)
any Taxes that are payable on account of any combination of (a) through (g) above.

For purposes of the foregoing, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the monies payable has not been received by the paying agent on or prior to such due date, the Relevant Date means the first date on which, the full amount of such monies having been so received and being available for payment to holders, notice to that effect has been duly given to the holders.
Wherever in the indenture or the Notes there are mentioned, in any context, (1) the payment of principal, (2) interest or (3) any other amount payable on or with respect to any of the Notes, such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
At least 30 days prior to each date on which payment of principal of or premium, if any, interest or other amounts on the Notes is to be made (unless an obligation to pay Additional Amounts arises less than 45 days prior to that payment date, in which case it shall be promptly thereafter), if the Company will be obligated to pay Additional Amounts with respect to any such payment, the Company will furnish to the trustee and the paying agent, if other than the trustee, an officers’ certificate stating that such Additional Amounts will be payable and the amounts estimated to be so payable, and will set forth such other information necessary to enable the trustee or the paying agent to pay such Additional Amounts to the holders on the payment date.
The Company will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant tax authority in accordance with applicable law. The Company will use its reasonable efforts to obtain tax receipts from each tax authority evidencing the payment of any Taxes so deducted or withheld. The Company will furnish to the trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of tax receipts evidencing payment by the Company or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence of payments (reasonably satisfactory to the trustee) by such entity provided, however, that in no event shall the Company be required to disclose any information that it reasonably deems to be confidential. The trustee shall not have any duty to verify our calculations of Additional Amounts.
The foregoing obligations will survive any termination, defeasance or discharge of the indenture. References in this section (“— Additional Amounts”) to the Company shall apply to any successor(s) thereto.
Events of Default
Holders of our Notes will have rights if an Event of Default occurs in respect of the Notes and is not cured, as described later in this subsection. The term “Event of Default” in respect of the Notes means any of the following:
•
we do not pay interest on any Note when due, and such default is not cured within 30 days;

•
we do not pay the principal of the Notes when due and payable;

•
we breach any covenant or warranty in the indenture with respect to the Notes and such breach continues for 60 days after we receive a written notice of such breach from the trustee or the holders of at least 25% of the principal amount of the Notes (with a copy to the trustee); and

•
certain specified events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days.

The trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal, premium, if any, or interest, if the trustee in good faith determines the withholding of notice to be in the interest of the holders of the Notes.
Each year, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the Notes, or else specifying any default, its status and what actions we are taking or propose to take with respect thereto.
Remedies if an Event of Default Occurs
If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% of the outstanding principal amount of the Notes may declare the entire principal amount of the Notes, together with accrued and unpaid interest, if any, to be due and payable immediately by a notice in writing to us and, if notice is given by the holders of the Notes, the trustee. This is called an “acceleration of maturity.” If the Event of Default occurs in relation to our filing for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur, the principal amount of the Notes, together with accrued and unpaid interest, if any, will automatically, and without any declaration or other action on the part of the trustee or the holders, become immediately due and payable.
At any time after a declaration of acceleration of the Notes has been made by the trustee or the holders of the Notes and before any judgment or decree for payment of money due has been obtained by the trustee, the holders of a majority of the outstanding principal of the Notes, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if (i) we have paid or deposited with the trustee all amounts due and owed with respect to the Notes (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (ii) any other Events of Default have been cured or waived.
At our election, the sole remedy with respect to an Event of Default due to our failure to comply with certain reporting requirements under the Trust Indenture Act or under “— Covenants — Reporting” below, for the first 180 calendar days after the occurrence of such Event of Default, consists exclusively of the right to receive additional interest on the Notes at an annual rate equal to (1) 0.25% for the first 90 calendar days after such default and (2) 0.50% for calendar days 91 through 180 after such default. On the 181st day after such Event of Default, if such violation is not cured or waived, the trustee or the holders of not less than 25% of the outstanding principal amount of the Notes (with a copy to the trustee) may declare the principal, together with accrued and unpaid interest, if any, on the Notes to be due and payable immediately. If we choose to pay such additional interest, we must notify the trustee and the holders of the Notes by certificate of our election at any time on or before the close of business on the first business day following the Event of Default and we shall deliver to the trustee an officers’ certificate (upon which the trustee may rely absolutely) to that effect stating (i) the amount of such additional interest that is payable and (ii) the date on which such additional interest is payable. Unless and until the trustee receives such a certificate, the trustee may assume without inquiry that no election to pay such additional interest has been made and no such additional interest is payable and the trustee shall not have any duty to verify our calculations of additional interest.
Before a holder of the Notes is allowed to bypass the trustee and bring a lawsuit or other formal legal action or take other steps to enforce such holder’s rights relating to the Notes, the following must occur:
•
such holder must give the trustee written notice that the Event of Default has occurred and remains uncured;

•
the holders of at least 25% of the outstanding principal of the Notes must have made a written request to the trustee to institute proceedings in respect of such Event of Default in its own name as trustee;

•
such holder or holders must have offered to the trustee indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

•
the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

•
no direction inconsistent with such written request has been given to the trustee during such 60-day period by holders of a majority of the outstanding principal of the Notes.

No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.
The holders of a majority in principal amount of the outstanding Notes may waive any default or Event of Default and its consequences, except defaults or Events of Default regarding payment of principal, premium, if any, or interest, unless we have cured the default or Event of Default in accordance with the indenture. Any waiver shall cure the default or Event of Default.
Subject to the terms of the indenture, if an Event of Default occurs and continues, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered the trustee security or indemnity satisfactory to the trustee. The holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the Notes, provided that:

•
the direction so given by the holder is not in conflict with any law or the indenture, nor does it subject the trustee to a risk of personal liability in respect of which the trustee has not received indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses caused by taking or not taking such action; and

•
the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

A holder of the Notes will have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies only if:
•
the holder has given written notice to the trustee of a continuing Event of Default;

•
the holders of at least 25% in aggregate principal amount of the then-outstanding Notes have made written request to the trustee to institute proceedings in respect of such Event of Default in its own name as trustee under the indenture, and such holders have offered security or indemnity satisfactory to the trustee to institute the proceeding as trustee; and

•
the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding Notes other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder if we default in the payment of the principal, premium, if any, or interest on, the Notes.
Book-entry and other indirect holders of the Notes should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.
Waiver of Defaults
The holders of not less than a majority of the outstanding principal amount of the Notes may on behalf of the holders of all Notes waive any past default with respect to the Notes other than (i) a default in the payment of principal, premium, if any, or interest on the Notes when such payments are due and payable (other than by acceleration as described above), or (ii) in respect of a covenant that cannot per the terms of the indenture be modified or amended without the consent of each holder of Notes.
Covenants
In addition to standard covenants relating to payment of principal, premium, if any, and interest, maintaining an office where payments may be made or securities can be surrendered for payment, payment of taxes by us and related matters, the following covenants will apply to the Notes.
Merger, Consolidation or Sale of Assets
The indenture will provide that we will not merge or consolidate with or into any other person (other than a merger of a wholly owned subsidiary into us), or sell, transfer, lease, convey or otherwise dispose of all or substantially all our property in any one transaction or series of related transactions unless:
•
we are the surviving entity or the entity (if other than us) formed by such merger or consolidation or to which such sale, transfer, lease, conveyance or disposition is made will be organized under the laws of England and Wales, the United States of America, any state thereof or the District of Columbia or of a another country which is a member of the Organization for Economic Cooperation and Development;

•
the surviving entity (if other than us) expressly assumes, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by such surviving entity, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes outstanding, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by us;

•
immediately after giving effect to such transaction or series of related transactions, no default or Event of Default has occurred and is continuing; and

•
in the case of a merger where the surviving entity is other than us, we or such surviving entity will deliver, or cause to be delivered, to the trustee, an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto, comply with this covenant and that all conditions precedent in the indenture relating to such transaction have been complied with; provided that in giving an opinion of counsel, counsel may rely on an officers’ certificate as to any matters of fact, including as to the satisfaction of the preceding bullet.

The surviving entity (if other than us) will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Notes and the indenture, and the Company will automatically and unconditionally be released and discharged from its obligations under the Notes and the indenture.
Reporting
If, at any time, we are not subject to the reporting requirements of the Exchange Act applicable to foreign private issuers to file or furnish any periodic reports with the SEC, we agree to make available to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, our annual report on Form 20-F (including our audited annual consolidated financial statements), within the time periods specified under the Exchange Act (currently within six months after the end of our fiscal year), and unaudited interim consolidated financial statements for each six month period of such fiscal year, contemporaneously with the filing or furnishing thereof to the SEC of Form 6-K. All such financial statements will be prepared, in all material respects, in accordance with International Financial Reporting Standards, as applicable.
The posting or delivery of any such information, documents and reports to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of the covenants under the indenture (as to which the trustee is entitled to rely exclusively on an officers’ certificate). The trustee shall have no duty to review or analyze reports, information and documents delivered to it. Additionally, the trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s compliance with any of the covenants under the indenture, to determine whether any such information, reports or other documents are filed or furnished with the SEC, on any website or on any protected online data system or to participate on any conference calls.
For the avoidance of doubt, the filing or furnishing of the foregoing reports to the SEC shall be deemed effective delivery thereof to the holders of the Notes and the trustee. Such reports will also be made available on our website. See “Where You Can Find Additional Information.”
Modification or Waiver
There are three types of changes we can make to the indenture and the Notes:
Changes Not Requiring Approval
We can make certain changes to the indenture and the Notes without the specific approval of the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect and include changes:
•
to evidence the succession of another corporation, and the assumption by the successor corporation of our covenants, agreements and obligations under the indenture and the Notes;

•
to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders of the Notes, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions an Event of Default;

•
to modify, eliminate or add to any of the provisions of the indenture to such extent as necessary to effect the qualification of the indenture under the Trust Indenture Act, and to add to the indenture such other provisions as may be expressly permitted by the Trust Indenture Act, excluding however, the provisions referred to in Section 316(a)(2) of the Trust Indenture Act;
•
to cure any ambiguity or to correct or supplement any provision contained in the indenture or in any supplemental indenture which may be defective or inconsistent with other provisions;

•
to conform the terms of the indenture or instruments evidencing the Notes to the terms thereof as contained in this prospectus;

•
to secure the Notes;

•
to evidence and provide for the acceptance and appointment of a successor trustee and to add or change any provisions of the indenture as necessary to provide for or facilitate the administration of the trust by more than one trustee; and

•
to make provisions in regard to matters or questions arising under the indenture, so long as such other provisions do not materially affect the interest of any other holder of the Notes.

Changes Requiring Approval of Each Holder
We cannot make certain changes to the Notes without the specific approval of each holder of the Notes. The following is a list of those types of changes:
•
changing the stated maturity of the principal of, or any installment of interest on, any Note;

•
reducing the principal amount or rate of interest of any Note;

•
changing the place of payment where any Note or any interest is payable;

•
impairing the right to institute suit for the enforcement of any payment on or after the date on which it is due and payable;

•
reducing the percentage in principal amount of holders of the Notes whose consent is needed to modify or amend the indenture; and

•
reducing the percentage in principal amount of holders of the Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults.

Changes Requiring Majority Approval
Any other change to the indenture and the Notes would require the approval by holders of not less than a majority in aggregate principal amount of the outstanding Notes.
Consent from holders to any change to the indenture or the Notes must be given in writing. The consent of the holders of the Notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
Further Details Concerning Voting
The amount of Notes deemed to be outstanding for the purpose of voting will include all Notes authenticated and delivered under the indenture as of the date of determination except:
•
Notes cancelled by the trustee or delivered to the trustee for cancellation;

•
Notes for which we have deposited with the trustee or paying agent or set aside in trust money for their payment or redemption and, if money has been set aside for the redemption of the Notes, notice of such redemption has been duly given pursuant to the indenture to the satisfaction of the trustee;

•
Notes held by the Company, its subsidiaries or any other entity which is an obligor under the Notes, unless such Notes have been pledged in good faith and the pledgee is not the Company, an affiliate of the Company or an obligor under the Notes;

•
Notes which have undergone full defeasance, as described below; and

•
Notes which have been paid or exchanged for other Notes due to such Notes loss, destruction or mutilation, with the exception of any such Notes held by bona fide purchasers who have presented proof to the trustee that such Notes are valid obligations of the Company.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to vote or take other action under the indenture, and the trustee will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to join in the giving or making of any Notice of Default, any declaration of acceleration of maturity of the Notes, any request to institute proceedings or the reversal of such declaration. If we or the trustee set a record date for a vote or other action to be taken by the holders of the Notes, that vote or action can only be taken by persons who are holders of the Notes on the record date and, unless otherwise specified, such vote or action must take place on or prior to the 180th day after the record date. We may change the record date at our option, and we will provide written notice to the trustee and to each holder of the Notes of any such change of record date.
Discharge
The indenture will provide that we can elect to be discharged from our obligations with respect to the Notes, except for specified obligations, including obligations to:
•
register the transfer or exchange of the Notes;

•
replace stolen, lost or mutilated Notes;

•
maintain paying agencies; and

•
hold monies for payment in trust.

In order to exercise our rights to be discharged, we must (i) deposit with the trustee money or U.S. government obligations, or a combination thereof, sufficient (to the extent of any U.S. government obligations, in the opinion of a nationally recognized firm of independent public accountants, investment bank or appraisal firm, to generate enough cash to make interest, principal and any other applicable payments on the Notes on the applicable due date) to pay all the principal of, any premium and interest on, the Notes on the dates payments are due, (ii) deliver irrevocable instructions to the trustee to apply the deposited cash and/or U.S. government obligations toward the payment of the Notes at maturity or on the redemption date, as the case may be, and (iii) deliver an officers’ certificate and opinion of counsel to the trustee stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.
“U.S. government obligations” means securities that are (1) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which in either case, are not callable or redeemable by the issuer thereof and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. government obligations or a specific payment of principal of or interest on any such U.S. government obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. government obligations or the specific payment of principal of or interest on the U.S. government obligations evidenced by such depository receipt.
Defeasance
The following defeasance provisions will be applicable to the Notes. “Defeasance” means that, by irrevocably depositing with the trustee an amount of cash denominated in U.S. dollars and/or U.S. government obligations sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions noted below, we will be deemed to have been discharged from our obligations under the Notes. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below we would be released from certain covenants under the indenture governing the Notes. The consequences to the holders of the Notes would be that, while they would no longer benefit from certain covenants under the indenture, and while the Notes could not be accelerated for any reason, the holders of the Notes nonetheless would be guaranteed to receive the principal and interest owed to them.
Covenant Defeasance
Under the indenture, we have the option to take the actions described below and be released from some of the restrictive covenants under the indenture under which the Notes were issued. This is called “covenant defeasance.” In that event, holders of the Notes would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay the Notes. In order to achieve covenant defeasance, the following must occur:
•
we must irrevocably deposit or cause to be deposited with the trustee as trust funds for the benefit of all holders of the Notes cash, U.S. government obligations or a combination of cash and U.S. government obligations sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, investment bank or appraisal firm, to generate enough cash to make interest, principal and any other applicable payments on the Notes on their various due dates;

•
we must deliver to the trustee an opinion of counsel stating that under U.S. federal income tax law, we may make the above deposit and covenant defeasance without causing holders to be taxed on the Notes differently than if those actions were not taken;

•
we must deliver to the trustee an officers’ certificate stating that the Notes, if then listed on any securities exchange, will not be delisted as a result of the deposit;

•
no default or Event of Default with respect to the Notes has occurred and is continuing, and no defaults or Events of Defaults related to bankruptcy, insolvency or organization occurs during the 90 days following the deposit;

•
the covenant defeasance must not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act;

•
the covenant defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any other material agreements or instruments to which we are a party;

•
the covenant defeasance must not result in the trust arising from the deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), unless such trust will be registered under the Investment Company Act or exempt from registration thereunder; and

•
we must deliver to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the covenant defeasance have been complied with.

Full Defeasance
If there is a change in U.S. federal income tax law, we can legally release ourselves from all payment and other obligations on the Notes if we take the following actions below:
•
we must irrevocably deposit or cause to be deposited with the trustee as trust funds for the benefit of all holders of the Notes cash, U.S. government obligations or a combination of cash and U.S. government obligations sufficient, without reinvestment, in the opinion of a nationally recognized firm, of independent public accountants, investment bank or appraisal firm, to generate enough cash to make interest, principal and any other applicable payments on the Notes on their various due dates;

•
we must deliver to the trustee an opinion of counsel confirming that there has been a change to the current U.S. federal income tax law or an IRS ruling that allows us to make the above deposit without causing holders to be taxed on the Notes any differently than if we did not make the deposit;

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we must deliver to the trustee an officers’ certificate stating that the Notes, if then listed on any securities exchange, will not be delisted as a result of the deposit;

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no default or Event of Default with respect to the Notes has occurred and is continuing and no defaults or Events of Defaults related to bankruptcy, insolvency or organization occurs during the 90 days following the deposit;

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the full defeasance must not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act;

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the full defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any other material agreements or instruments to which we are a party;

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the full defeasance must not result in the trust arising from the deposit constituting an investment company within the meaning of the Investment Company Act unless such trust will be registered under the Investment Company Act or exempt from registration thereunder; and

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we must deliver to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the full defeasance have been complied with.

In the event that the trustee is unable to apply the funds held in trust to the payment of obligations under the Notes by reason of a court order or governmental injunction or prohibition, then those of our obligations discharged under the full defeasance or covenant defeasance will be revived and reinstated as though no deposit of funds had occurred, until such time as the trustee is permitted to apply all funds held in trust under the procedure described above to the payment of obligations under the Notes. However, if we make any payment of principal, premium, if any, or interest on the Notes to the holders, we will have the right to receive such payments from the trust in the place of the holders.
Counsel may rely on an officers’ certificate as to any matters of fact in giving an opinion of counsel in connection with the full defeasance or covenant defeasance provisions.
Listing
We have applied to list the Notes on the Nasdaq Global Select Market under the symbol “ARBKL.” If the application is approved, we expect trading in the Notes on the Nasdaq Global Select Market to begin within 30 business days of the date of the original issue date. The Notes are expected to trade “flat,” meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the Notes that is not included in the trading price thereof.
Consent to Service
We have initially designated Puglisi & Associates as our authorized agent for service of process in any related proceeding arising out of or relating to the performance of our obligations under the indenture and the Notes brought in any state or federal court in the Borough of Manhattan, the City of New York, and will irrevocably submit (but for these purposes only) to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding.
Governing Law
The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.
Global Notes; Book-Entry Issuance
The Notes will be issued in the form of one or more global certificates, or “Global Notes,” registered in the name of The Depository Trust Company, or “DTC.” DTC has informed us that its nominee will be Cede & Co. Accordingly, we expect Cede & Co. to be the initial registered holder of the Notes. No person that acquires a beneficial interest in the Notes will be entitled to receive a certificate representing that person’s interest in the Notes except as described herein. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders of the Notes will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of these securities.
DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants, or “Direct Participants,” deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.”
DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, “Participants”). DTC has an S&P rating of AA+ and a Moody’s rating of Aaa. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.
Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note, or the “Beneficial Owner,” is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.
To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Redemption notices will be sent to DTC. If less than all of the Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in the Notes to be redeemed.
Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC’s applicable procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the applicable trustee or depositary on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with the Notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the applicable trustee or depositary, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the applicable trustee or depositary. Disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.
The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.
None of the Company, the trustee, any depositary, or any agent of any of them will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
Termination of a Global Note
If a Global Note is terminated for any reason, interest in it will be exchanged for certificates in non-book-entry form as certificated securities. After such exchange, the choice of whether to hold the certificated Notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a Global Note transferred on termination to their own names, so that they will be holders of the Notes. See “— Form, Exchange and Transfer of Certificated Registered Securities.”
Payment and Paying Agents
We will pay interest to the person listed in the trustee’s records as the owner of the Notes at the close of business on the record date for the applicable interest payment date, even if that person no longer owns the Note on the interest payment date. Because we pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period.
Payments on Global Notes
We will make payments on the Notes so long as they are represented by Global Notes in accordance with the applicable policies of the depositary in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interest in the Global Notes. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.
Payments on Certificated Securities
In the event the Notes become represented by certificates, we will make payments on the Notes as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder of the Note at his or her address shown on the trustee’s records as of the close of business on the record date. We will make all payments of principal by check or wire transfer at the office of the trustee in the contiguous United States and/or at other offices that may be specified in the indenture or a notice to holders against surrender of the Note.

Payment When Offices Are Closed
If any payment is due on the Notes on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date. Such payment will not result in a default under the Notes or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.
Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on the Notes.
Form, Exchange and Transfer of Certificated Registered Securities
Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:
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DTC notified us at any time that it is unwilling or unable to continue as depositary for the Global Notes;

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DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934, as amended; or

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an Event of Default with respect to such Global Note has occurred and is continuing.

Holders may exchange their certificated securities for Notes of smaller denominations or combined into fewer Notes of larger denominations, as long as the total principal amount is not changed and as long as the denomination is equal to or greater than $25.
Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering the Notes in the name of holders transferring Notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts.
Holders will not be required to pay a service charge for any registration of transfer or exchange of their certificated securities, but they may be required to pay any tax or other governmental charge associated with the registration of transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.
If we redeem any of the Notes, we may block the transfer or exchange of those Notes selected for redemption during the period beginning 15 days before the day we deliver the notice of redemption and ending on the day of such delivery, in order to determine or fix the list of holders. We may also refuse to register transfers or exchanges of any certificated Notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Note that will be partially redeemed.
About the Trustee
Wilmington Savings Fund Society, FSB will be the trustee under the indenture and will be the principal paying agent and registrar for the Notes. The trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in the forward-looking statements contained in the following discussion and analysis, including but not limited to those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
For the convenience of the reader, we have translated information in the tables below presented in pounds sterling into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.38. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Overview
We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.
We were founded in late 2017, and initially focused on providing our mining capacity as a service to our customers. In this initial model, customers contracted Bitcoin mining services from us for a fee, and our customers would earn the Bitcoin rewards generated from the contracted mining services directly to their cryptocurrency wallet address. Beginning in 2019, we chose to wind down our mining-as-a-service business and shifted to mining for our own account to increase our revenues and margins. In 2019 and 2020, mining-as-a service revenue comprised 3.1% and less than 0.1% of our total revenue, respectively.
Upon our shift to mining for our own account, we began substantially increasing our investment in mining machines, and initially had our mining machines hosted in facilities operated by third parties. As our mining business has grown, we have recently begun investing in facilities such that we will own both the mining machines and the facilities in which we operate. As of the June 30, 2021, we had approximately 1,075 petahash of mining capacity, of which approximately 215 petahash is located in facilities we recently acquired in Quebec, Canada, and approximately 860 petahash is located in hosted facilities, and our return on investment on mining machines was 228%. We expect that in the near term the substantial majority of our capital expenditures will be devoted to the development of our new mining facility in Texas and the acquisition of new mining hardware. As we continue to migrate to a fully owned and operated business model, we expect our capital expenditure and operating expenses to increase in absolute terms, although we expect our total direct mining costs per unit of compute to decrease over the long term.
While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets that we do not otherwise sell to fund our operating expenses. Cryptocurrency held in treasury is marked to market at the end of each of our financial reporting periods, with gains and losses reflected as changes in fair value of digital currencies in our income statement. As a result, our operating results and total assets vary in direct proportion to the value of the applicable cryptocurrencies we hold in a given period, and these variations may be substantial.
Our long-term strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities related to cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use proof-of-stake and other consensus mechanisms. As part of that strategy, we have made equity investments in Luxor Technologies, a hash rate management software platform and equihash mining pool operator based in the United States, and Pluto Digital PLC, a venture capital and technology company focused on incubating decentralized technologies based in the UK and have established Argo Labs as a dedicated division within the Company to further explore investing and participating in proof-of-stake networks and DeFi projects.
In 2019, 2020 and the six months ended June 30, 2021, we mined 1,330, 2,465 and 883 Bitcoin and Bitcoin Equivalents, respectively, and our total revenues were £8,616,879, £18,957,417 and £31,085,716 respectively. In 2019, our total comprehensive loss was £690,811 and, in 2020 and the six months ended June 30, 2021, our total comprehensive income was valued at £1,707,030 and £6,852,968, respectively. Bitcoin and Bitcoin Equivalents mined since May 11, 2020 have been negatively impacted by the halving of the Bitcoin currency rewards that occurred on that date.
COVID-19 Business Update
We are continuing to closely monitor how the COVID-19 pandemic and related response measures are affecting our business. Based on our current assessment, we do not expect any material impact on our long-term strategic plans, operations or liquidity due to the COVID-19 pandemic. Our management and employees are operating remotely, and all of our mining facilities are operating as normal. We have not furloughed any of our employees and have not participated in any of the other COVID-19-related government assistance schemes that have been implemented globally. We have not sought or obtained any other funding as a result of the COVID-19 pandemic. While our manufacturing partners and component suppliers mostly have been able to continue to operate to date in compliance with applicable regulations and current limitations, future restrictions on their operations could impact their ability to meet global demand for new mining machines. We expect that our 2021 results will be impacted by the COVID-19 pandemic as, and to the extent, it continues to impact the macroeconomic environment. However, it is not possible to predict the full duration and impact of the COVID-19 pandemic.
Factors Affecting Our Performance
Market Value of Bitcoin and other Cryptocurrency.   Substantially all of our current business is focused on mining Bitcoin and other cryptocurrencies. Our revenue is primarily comprised of the value of Bitcoin and other cryptocurrency rewards and transaction fees we earn by mining the blockchain, and as of June 30, 2021, approximately 24% of our total assets were represented by our holdings of cryptocurrency in treasury. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. In periods where Bitcoin and other cryptocurrency is appreciating in value, we tend to increase our capital expenditures in mining machines and related infrastructure, as the value of the rewards we receive for successful mining generally results in a faster return on these investments. We carefully monitor fluctuations and longer-term trends in the value of Bitcoin and other cryptocurrency, which impacts the price of machines, when planning our short- and long-term operating strategies and capital expenditures. We also regularly evaluate potential innovations in geography, physical footprint, computing technology and similar areas to improve our operations and productivity. We believe this smart-growth strategy will enable us to build value over the long term, and differentiates us from competitors whose decisions, we believe, are driven principally by short-term market dynamics and opportunities.
The market for cryptocurrencies is new, rapidly evolving and subject to regulatory, tax, political and market factors beyond our control. Increased hash rate in the market resulting from the deployment of new mining machines will generally lead to increases in mining difficulty, which in turn decreases our revenue and adversely affects our mining margins. Further, reward rates for cryptocurrency are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. These adjustments have had and will continue to have material effects on the economic viability of mining assets that are in production. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business. See “Risk Factors — Risks Related to Cryptocurrency Mining — The primary cryptocurrencies for which we currently mine, Bitcoin and Zcash, are subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.”
Capacity and Efficiency of Mining Machines.   The cryptocurrency mining industry is currently undergoing an arms race in mining technology and increased capacity, as miners need to deploy increasingly sophisticated mining machines in ever greater quantities to remain competitive. While many of our competitors have embraced a “bigger is better” growth strategy, we believe that our commitment to mining efficiency and return on investment in mining machines will remain our competitive advantage. The majority of our capital expenditures have taken place in the most recent mining-machine-technology cycle and our capital expenditures have been directed towards the latest models of mining machines featuring industry-leading capacity, speed and efficiency. We believe that we operate one of the most efficient mining machine fleets in the global market. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. To maintain our competitive advantage over the long term, we must develop and maintain strong relationships across the mining machine supply chain, and strategically invest in state-of-the art mining machines at attractive prices, while effectively managing our fleet as it ages along the obsolescence curve.
Cost and Source of Power.   Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. We believe the combination of the increasing difficulty of successfully mining rewards, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. Moreover, we believe that cryptocurrency miners have a social responsibility to obtain the power required for their operations from clean power sources as much as possible. However, there is no guarantee that we will be able to negotiate these power agreements on these terms, or at all, including for example, due to limitations in availability and fluctuations in the cost of electricity. See “Risk Factors — Risks Related to Cryptocurrency Mining — We may not be able to secure access to electricity on a sufficiently firm and unrestricted basis or at a price that we are willing to pay” and “Risk Factors — Risks Related to Cryptocurrency Mining — We may be affected by price fluctuations in the wholesale and retail power markets.” To meet these twin objectives of efficiency and social responsibility, we are moving to a strategy where we own and operate our mining facilities, such as the Helios project in Texas, where we expect to obtain more than 90% of our power requirements from reliable renewable power sources at a cost below $0.02/kWh. We expect to enter into power agreements that will allow us to have one of the highest carbon-free energy footprints at a price equal to or less than the current cost of fossil fuel energy in other locations, based on current market power costs as of the date of this prospectus. We believe these strategic investments will generate long-term returns in the form of controlled access to low cost, responsible sources of power and differentiate us from our competitors. However, in the near term this transition will result in heightened capital expenditures and operating expense, may result in disruptions to our operations and may not yield the return on investment that we expect.
Competition.   Our business environment is constantly evolving, and cryptocurrency miners can range from individual enthusiasts to professional mining operations with dedicated mining facilities. We compete with other companies that focus all or a portion of their activities on mining activities at scale. We believe that the trend of increasing market prices for Bitcoin and other major cryptocurrencies we observed beginning in the third quarter of 2020 has resulted in an increase in the scale and sophistication of competition in the cryptocurrency mining industry, with new entrants and existing competitors gaining access to substantial capital resources to build ever larger mining operations. If the trend of increasing market prices for Bitcoin and other cryptocurrencies continues in 2021, we believe many new and existing competitors may be encouraged to build or expand Bitcoin mining operations.

Key Indicators of Performance and Financial Condition
Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the years ended December 31, 2020 and 2019 and six months ended June 30, 2021 and 2020, along with the most comparable IFRS measures:
	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	UNAUDITED
Bitcoin and Bitcoin Equivalents Mined	2,465	1,330	883	1,669
Gross Margin	21%	32%	47%	11%
Bitcoin and Bitcoin Equivalent Mining Margin	41%	60%	81%	39%
Average Total Cost Per Bitcoin or Bitcoin Equivalent Mined	£6,100	£4,431	£18,747	£5,957
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined	£4,548	£2,627	£6,350	£4,067
Bitcoin and Bitcoin Equivalents Held (end of period)	216	193	1,268	127
Net Income/(Loss)	£1,442,418	£(869,051)	£7,213,997	£523,074
EBITDA	£7,625,309	£1,387,386	£15,979,822	£3,662,424
Bitcoin and Bitcoin Equivalents Mined.   We measure the production of our mining activities in a given period as Bitcoin and Bitcoin Equivalents Mined. Bitcoin Equivalents include rewards and transaction fees for mining Bitcoin and other cryptocurrencies, such as Zcash. We generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, and hold Bitcoin in treasury that we do not otherwise sell to fund our operating expenses. As such, we believe that the number of Bitcoin and Bitcoin Equivalents that we mine is a useful metric for investors to measure our mining activity.
Bitcoin and Bitcoin Equivalent Mining Margin.   We define Bitcoin and Bitcoin Equivalent Mining Margin as the difference between cryptocurrency mining revenue and our direct costs, divided by cryptocurrency mining revenue, expressed as a percentage. We use this measure, and believe it is meaningful to investors, because it is reflective of the return on marginal investment of mining Bitcoin or Bitcoin Equivalent. In addition, because we have generally recovered the original cost of our mining machines in advance of their thirty-six month accounting depreciation curve, once machines are installed and operating we internally monitor Bitcoin or Bitcoin Equivalent mining margin to obtain what we believe to be an accurate reflection of the profitability of our core mining operations. Bitcoin and Bitcoin Equivalent Mining Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS. See “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined.   We define the Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined as the total direct costs of mining at both our owned facilities and hosted facilities, divided by total Bitcoin and Bitcoin Equivalent Mined over a given period. For mining at owned facilities, direct mining expenses are inclusive of power costs, facility operations such as employees at the mining facility, and any ancillary costs that are directly associated with the process of mining. For mining at hosted facilities, direct mining expenses are inclusive of the all-in hosting fee that is charged as well as any related service fees. We believe this measure is a useful complement to Bitcoin and Bitcoin Equivalent Mining Margin, as it reflects the average marginal direct cost of each reward earned irrespective of the value of such reward at the time it is earned. Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations. In addition, Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined or similar non-IFRS measures are utilized by analysts in the cryptocurrency mining industry to compare results across peer companies, and accordingly we believe that excluding the depreciation of mining equipment from Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined is appropriate to facilitate accurate comparisons to the financial performance of other industry participants. Average Direct Cost per Bitcoin and Bitcoin Equivalent Mined is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to IFRS measures. See “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Bitcoin and Bitcoin Equivalents Held.   We believe that the number of Bitcoin and Bitcoin Equivalents held is a useful metric as it is reflective of the cumulative performance of our mining and investment activity. While we generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, on a case-by-case basis, we may decide to hold certain other cryptocurrencies in treasury for the long term. For example, on June 30, 2021, we held 254 Ethereum in treasury. We internally monitor the number of our Bitcoin and Bitcoin Equivalents held in evaluating the strength of our balance sheet and for understanding the extent to which movements in the fair value of cryptocurrency drive fluctuations in our operating results from period to period.
EBITDA.   We define EBITDA as our operating income plus depreciation and amortization. As a capital intensive business EBITDA removes the cost of depreciation of mining equipment and amortization of the capital costs of our website. This metric allows us to monitor the liquidity of our business on a current basis and we believe it provides a useful metric for comparing our performance to those of similar companies. EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to operating income/(loss) determined in accordance with IFRS. See “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Components of Our Results of Operations
Total revenue
Our revenues primarily consist of cryptocurrency that we mine. In 2019, 2020 and the six months ended June 30, 2021, we principally focused on mining Bitcoin, and to a lesser extent ZCash, which contributed to approximately 10-15% of our revenues in 2020. We participate in mining pools, with the pool’s performance obligation being the delivery of cryptocurrency into our wallet once an algorithm has been solved by the pool. Our mining revenue consists of our share of the block reward the pool earns for solving the block, and our share of transaction fees associated with the transactions comprising the block. Our share of the block reward and related transaction fees is determined by the proportion of hash power we contribute toward the pool as a whole. The block reward is pre-determined and hard coded into the protocol governing the relevant blockchain, while the transaction fees are the aggregate fees paid by parties whose transactions are included in the block. We only began to monitor and analyze transaction fees in the second half of 2020. Since we began monitoring, transaction fees have generally represented between 5% and 15% of our Bitcoin mining revenue. Over time, as the block reward decreases (including as a result of block reward halving events) transaction fees will become a larger proportion of our revenue. The block reward and transaction fees are paid in-kind in the native digital currency of the blockchain.
Direct costs
Direct costs of mining revenue are comprised of the fees we pay to third parties to host, operate and maintain our mining machines and utility costs. Where we have transitioned to a model in which we own and operate our mining facilities, cost of revenue includes direct facilities costs including utility costs, and personnel costs, including compensation and benefits, associated with operating these owned mining facilities.
Depreciation of mining equipment
We capitalize the cost of our mining machines and record depreciation expense on a straight-line basis to £nil over the estimated useful life of the machines, which is generally 36 months.
Change in fair value of digital currencies and realized loss on sale of digital currencies
In all periods presented, we have mined cryptocurrency and sold portions of the cryptocurrencies mined in exchange for fiat currency to fund our operating expenses. As such, we were mining to sell, and the cryptocurrency we earned from mining was recorded as a current asset on our balance sheet. Change in fair value of digital currencies consists of the net change in the value of cryptocurrency assets held in treasury due to fluctuations in the market of those assets. In each of the periods presented, cryptocurrency held in treasury was marked to market at either the date on which such currency was disposed or, if not disposed, at the end of such period, with gains and losses reflected as change in fair value of digital currencies or realized loss on sale of digital currencies in our income statement. In recent periods, these fluctuations have materially affected our operating results and we expect this to continue for the foreseeable future.
Gross margin
Our gross margin is principally dependent on the value of the cryptocurrency we mine, hold and dispose, as our direct cost of mining and depreciation expense is relatively fixed in the short term. To the extent we are successful in transitioning to our owned and operated model, we expect our gross margin to be favorably affected as we will no longer pay third-party hosting and operation fees as part of direct costs.
Consulting fees
Consulting fees are mainly comprised of fees paid to the personal corporations of certain of our directors as compensation for the services of such directors.
Professional fees
Professional fees represent legal fees, audit fees, broker fees and fees paid to other regulatory advisors. We have reduced these costs, in line with a general reduction in administrative expenses. However, we expect these fees to increase substantially as we incur the costs of operating as a public company in the United States, including increases in audit fees and legal fees.
General and administrative expenses
General and administrative expenses represents salary and other employee costs, depreciation and amortization of non-mining assets, regulatory fees, public relation advisors, foreign exchange gains and losses, advertising fees, travel and subsistence and research costs, and other expenses. In the future, we expect our administrative fees to increase substantially as we incur the costs of operating as a public company, including increased director and officer insurance costs.
Gain from reversal of credit loss
In the year ended December 31, 2018, we made a full provision against £834,000 not received from one of our advisors in connection with our public offering and admission to list our ordinary shares on the LSE. During the year ended December 31, 2020, we recovered £447,242, which represents the total amount which we will receive of the original amount due.
Income tax expense
We are liable to pay tax in a number of jurisdictions, including the United Kingdom, Canada and the United States. Our effective tax rate represents the weighted-average of the tax rates for which we are liable in those jurisdictions. We expect to incur tax payments in Canada as we anticipate generating taxable income in 2021 in excess of available deferred tax assets. In the United Kingdom, no revenue is generated and, as such, we would expect to continue generating deferred tax assets in that jurisdiction. We do not anticipate incurring a tax liability in the United States in 2021. However, we expect to incur tax liabilities in the United States in the future, once our Texas mining facility is fully operational, to the extent we do not have sufficient U.S. deferred tax assets to offset our U.S. taxable income.

Results of Operations
The following table sets forth our results of operations for the six months ended June 30, 2020 and 2021 and the years ended December 31, 2019 and 2020:
	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2020	2020	2019	2021	2021	2020
	£	$	£	£	$	£
Revenues
Total revenue	18,957,417	25,899,623	8,616,879	31,085,716	42,916,940	11,124,455
Direct costs	(11,210,889)	(15,316,317)	(3,476,159)	(5,606,856)	(7,740,825)	(6,787,636)
Depreciation of mining equipment	(5,895,573)	(8,054,532)	2,066,248	(4,757,986)	(6,568,875)	(2,909,480)
Depreciation of improvements to mining facilities	—	—	17,388	—	—	—
Change in fair value of digital currencies	2,342,538	3,200,376	(201,747)	(6,407,446)	(8,846,120)	(154,295)
Realized loss on sale of digital currencies	(272,142)	(371,800)	(132,107)	219,008	302,362	(90,532)
Gross profit	3,921,351	5,357,350	2,723,230	14,532,436	20,063,481	1,182,512
Gross margin	21%	21%	32%	47%	47%	11%
Operating costs and expenses
Consulting fees	690,430	943,265	1,186,450	304,379	420,226	177,328
Professional fees	249,440	340,785	607,190	415,066	573,040	171,514
General administrative	1,830,193	2,500,410	1,763,405	1,136,755	1,569,404	183,708
Gain from reversal of credit loss	(447,242)	(611,022)	—	—	—	—
Share based payment	—	—	—	1,567,608	2,164,240	—
Total operating expenses	2,322,821	3,173,438	3,557,045	3,423,808	4,726,909	532,550
Operating income/(loss)	1,598,530	2,183,912	(833,815)	11,108,628	15,336,572	649,962
Interest income	1,389	1,898	5,617	—	—	26
Interest expense	(157,501)	(215,178)	(40,853)	(410,804)	(567,156)	(126,914)
Total other income	(156,112)	(213,280)	(35,236)	(410,804)	(567,156)	(126,888)
Income/(loss) before income taxes	1,442,418	1,970,632	(869,051)	10,697,824	14,769,415	523,074
Income tax expense	—	—	—	(3,483,827)	(4,809,771)	—
Net income/(loss)	1,442,418	1,970,632	(869,051)	7,213,997	9,959,644	523,074
Other comprehensive income – Foreign exchange gain/(loss)	264,612	361,513	178,240	(361,029)	(498,437)	(431,746)
Total comprehensive income	1,707,030	2,332,145	(690,811)	6,852,968	9,461,208	91,328
Comparison of the six months ended June 30, 2020 and 2021
Total revenue
Total revenue increased by £19,961,261 to £31,085,716 for the six months ended June 30, 2021 from £11,124,455 for the six months ended June 30, 2020. This increase was primarily driven by an increase in our Bitcoin mining capacity, as our Bitcoin mining capacity increased from approximately 730 petahash as of June 30, 2020 to approximately 1,075 petahash as of June 30, 2021, and an overall increase in the price of Bitcoin (average for H1 2020 of $8,448 per Bitcoin and average of H1 2021 of $45,888), partially offset by the halving of the Bitcoin currency rewards that occurred on May 11, 2020. This increase was also impacted by an increase in the price of Zcash.

Direct costs
Direct costs decreased by £1,180,780 to £5,606,856 for the six months ended June 30, 2021 from £6,787,636 for the six months ended June 30, 2020. This decrease was primarily driven by moving some of our machines to our owned and operated model, as well as decreased electricity costs and decreased hosting costs for machines.
Depreciation of mining equipment
Depreciation of mining equipment increased by £1,848,506 to £4,757,986 for the six months ended June 30, 2021 from £2,909,480 for the six months ended June 30, 2020. This increase was primarily driven by continued investment in the expansion our mining fleet and the resulting depreciation of those capital investments.
Change in fair value of digital currencies
Change in fair value of digital currencies resulted in a loss of £6,407,446 for the six months ended June 30, 2021, compared to a loss of £154,295 for the six months ended June 30, 2020. This change was primarily driven by adverse fluctuations in Bitcoin prices due to market conditions.
Consulting fees
Consulting fees increased by £127,051 to £304,379 for the six months ended June 30, 2021 from £177,328 for the six months ended June 30, 2020. This increase was primarily driven by an increase in the fees charged in connection with the development of the Texas facility and expenses related to our U.S. initial public offering.
Professional fees
Professional fees increased by £243,552 to £415,066 for the six months ended June 30, 2021 from £171,514 for the six months ended June 30, 2020. This increase was primarily driven by fees charged by the Principal Financial Officer, increased broker fees, recruitments fees and expenses related to our U.S. initial public offering.
General and administrative expenses
General and administrative expenses increased by £953,047 to £1,136,755 for the six months ended June 30, 2021 from £183,708 for the six months ended June 30, 2020. This increase was primarily driven by increasing wages and salary costs as the Group expands, increasing regulatory fees including significant increases in the D&O insurance, increased costs with listing on the OTC market, increasing repair costs (as the number of machines increases) and increasing expenses related to our U.S. initial public offering.
Share based payment
Share based payment increased to £1,567,608 for the six months ended June 30, 2021 from £nil for the six months ended June 30, 2020. This increase was driven by the increase in share price and the material nature of the charge calculated thereon.
Interest income
Interest income was immaterial in the six months ended June 30, 2021 and 2020, as our deposits in both periods were negligible.
Interest expense
Interest expense increased by £283,890 to £410,804 for the six months ended June 30, 2021 from £126,914 for the six months ended June 30, 2020. This increase was primarily driven by the lease costs related to the S19 and S19 Pro machine purchase where payment began in January 2021.

Comparison of the years ended December 31, 2019 and 2020
Total revenue
Total revenue increased by £10,340,538 to £18,957,417 for the year ended December 31, 2020 from £8,616,879 for the year ended December 31, 2019. This increase was primarily driven by a 207% increase in our Bitcoin mining capacity, from approximately 210 petahash at the end of 2019 to approximately 645 petahash at the end of 2020, and an overall increase in the price of Bitcoin. This increase was impacted by a 40% increase in our Zcash mining capacity, from approximately 200 Msols at the end of 2019 to approximately 280 Msols at the end of 2020, and an overall increase in the price of Zcash.
Direct costs
Direct costs increased by £7,734,730 to £11,210,889 for the year ended December 31, 2020 from £3,476,159 for the year ended December 31, 2019. This increase was primarily driven by increased hosting costs as a result of the increased mining capacity, as discussed above.
Depreciation of mining equipment
Depreciation of mining equipment increased by £3,829,325 to £5,895,573 for the year ended December 31, 2020 from £2,066,248 for the year ended December 31, 2019. This increase was primarily driven by a full year’s depreciation expense on the machines purchased at the end of 2019 and beginning of 2020.
Change in fair value of digital currencies and realized loss on sale of digital currencies
Change in fair value of digital currencies provided a benefit of £2,342,538 for the year ended December 31, 2020, compared to a loss of £201,747 for the year ended December 31, 2019. This change was primarily driven by a series of positive developments in the cryptocurrency and blockchain industry that led to a rally in Bitcoin prices from approximately $12,000 at the start of September 2020 to approximately $29,000 at the end of December 2020. Realized loss on sale of digital currencies was £272,142 for the year ended December 31, 2020, compared to £132,107 for the year ended December 31, 2019. The increased loss in 2020 was driven by the fall in value of cryptocurrency around the COVID-19 outbreak in early 2020.
Consulting fees
Consulting fees decreased by £496,020 to £690,430 for the year ended December 31, 2020 from £1,186,450 for the year ended December 31, 2019. This decrease was primarily driven by a reduction in the fees paid to companies for the previous on director services.
Professional fees
Professional fees decreased by £357,750 to £249,440 for the year ended December 31, 2020 from £607,190 for the year ended December 31, 2019. This decrease was primarily driven by management’s efforts to reduce costs.
General and administrative expenses
General and administrative expenses increased by £66,788 to £1,830,193 for the year ended December 31, 2020 from £1,763,405 for the year ended December 31, 2019. This increase was primarily driven by increased salary costs, partially offset by a reduction in travel and accommodation costs as a result of COVID-19 restrictions.
Interest expense
Interest expense increased by £116,648 to £157,501 for the year ended December 31, 2020 from £40,853 for the year ended December 31, 2019. This increase was primarily driven by the interest on the short-term funding and machine purchase loans taken at the end of the year ended December 31, 2019 and during the year ended December 31, 2020, respectively.

Income tax expense
Our provision for income taxes was zero in both 2019 and 2020, due to the utilization of deferred tax assets to offset our taxable income. As of December 31, 2020, we had remaining a deferred tax asset of £2,407,661, calculated at a weighted average rate of 24%. We presently expect this deferred tax asset to be fully utilized in future periods, and thereafter to record an income tax provision at prevailing rates in the jurisdictions in which we recognize taxable income.
Liquidity and Capital Resources
Overview
Since our inception, we have financed our operations primarily through cash generated by sales of cryptocurrency and sales of equity securities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. From time to time, we may raise additional capital through the issuance of debt or equity securities or additional borrowings to the extent required, or to the extent that we believe such capital is available on favorable terms. Our primary sources of liquidity are our cash and cash equivalents and cryptocurrency held in treasury.
For the year ended December 31, 2020 and the six months ended June 30,2021, the average period of time we held Bitcoin in treasury once mined before converting to fiat currency for working capital and capital expenditures was 69 days. To control and manage the volatility in cryptocurrency pricing, we engage in planned selling of cryptocurrency over an extended period in advance of forecasted fiat cash requirements. In the future, as with any business which mines a commodity, we expect to sell Bitcoin to satisfy our fiat cash requirements, at least until Bitcoin is accepted more broadly as a medium of exchange.
Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. Our capital expenditures during the year ended December 31, 2020 were principally for purchasing mining machines. Beginning in 2021, in addition to the acquisition of mining machines, our capital expenditures have expanded to include acquiring and building mining facilities that we will own and operate. We expect significantly higher capital expenditures in 2021, as we execute our strategy to own and operate our mining facilities.
In March 2021, we acquired DPN LLC and, as a result, acquired 160 acres of land in western Texas, with an option to purchase an adjacent 157 acres of land. The purchase also affords us access to up to 800 MW of electrical power. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million. We also agreed to pay up to an additional approximately 8.8 million ordinary shares, valued at $12.5 million, payable if certain contractual milestones related to the facility are fulfilled. We are developing a 200 MW mining facility on the newly acquired land. Phase 1 of this development is expected to be completed in the first half of 2022, and includes facilities that are expected to support 100 MW of power capacity at an estimated cost of $50 million. Phase 2 of this development is expected to be completed in the second half of 2022 and is expected to support an additional 100 MW of power capacity, at an estimated cost of $30 million. These estimates do not include the cost of the mining machines that we will operate at the new mining facility. See “Business — Material Agreements — DPN Agreement and Plan of Merger.”
In June 2021, we entered into a $20 million term loan agreement with Galaxy Digital LP (the “Galaxy Term Loan”) to finance the continued build out of our new cryptocurrency mining facility in Texas and other general corporate operations. The term of the loan is six months and the borrowing fee on the loan is 12.5% per annum. A portion of our holdings in Bitcoin is being used to collateralize the Galaxy Term Loan. The Galaxy Term Loan will terminate at the end of the six month term or in certain other cases as specified in our agreement. Under the agreement, we will be considered in default if we fail to repay any borrowed amount or borrowing fees when due, if any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors or dissolution proceedings shall be instituted by or against us, if we fail to pay Galaxy Digital LP in the event of a Hard Fork or Airdrop, as defined in the

Galaxy Term Loan, or in certain other cases as specified in our agreement. The Galaxy Term Loan was subsumed into a new term loan prior to maturity, as described below.
In September 2021, we entered into an additional $25 million term loan agreement with Galaxy Digital LLC (the “New Galaxy Term Loan”) to finance the continued build out of our new cryptocurrency mining facility in Texas and other general corporate operations. The outstanding $20 million principal amount of our Galaxy Term Loan, was subsumed into the New Galaxy Term Loan, resulting in total borrowings of $45 million under the New Galaxy Term Loan. The New Galaxy Term Loan will mature on October 29, 2021 and the borrowing fee on the loan is 4.5% per annum. A portion of our holdings in Bitcoin is being used to secure our obligations under the New Galaxy Term Loan. The New Galaxy Term Loan will terminate on October 29, 2021 or in certain other cases as specified in our agreement. Under the new agreement, we will be considered in default if we fail to repay any borrowed amount or borrowing fees when due, if any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors or dissolution proceedings shall be instituted by or against us, if we fail to pay Galaxy Digital LP in the event of a Hard Fork or Airdrop, as defined in the New Galaxy Term Loan, or in certain other cases as specified in our agreement.
During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Cash Flows
The table below summarizes our cash flows for the periods presented:
	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
	2020	2020	2019	2021	2021	2020
	£	$	£	£	$	£
Net cash flow from / (used in) operating activities.	2,409,830	3,292,310	(887,852)	2,372,843	3,275,947	3,696,386
Net cash (used in) investing activities	(1,102,300)	(1,505,962)	(16,424,467)	(50,198,757)	(69,304,404)	(1,619,997)
Net cash generated from / (used in) financing activities	581,889	794,976	1,084,218	61,822,761	85,352,504	(924,369)
Net increase / (decrease) in cash and cash equivalents	1,889,419	2,581,324	(16,228,101)	13,996,847	19,324,047	1,155,020
Operating Activities
Net cash used in operating activities of £2,372,843 in the six months ended June 30, 2021 was comprised of our operating profit of £11,280,187, adjusted by £6,462,333 net in non-cash items, and reduced by changes in working capital accounts of £11,013,054, consisting principally of a £34,758,295 increase in digital assets as we did not sell any Bitcoin mined during the period. The increase in digital assets was partially offset by a £15,245,263 increase in trade and other payables due to amounts payable for machines due to be delivered after the period end and a £6,407,446 fair value change in digital assets as a result of the reduction in average Bitcoin price during the period.
Net cash provided by operating activities of £3,696,386 in the six months ended June 30, 2020 was comprised of our operating profit of £649,962, adjusted by £2,580,716 net in non-cash items. In addition, changes in working capital accounts produced £465,708, consisting principally of a £534,947 decrease in trade and other receivables due to a reduction in machine prepayments and a £203,045 decrease in digital assets due to the loss on futures entered into, partially offset by a decrease of 167,503 in trade payables due to year-end bonuses and a £104,781 fair value change in digital assets increasing in value.
Net cash provided by operating activities of £2,409,830 in the year ended December 31, 2020 was comprised of our operating profit of £1,598,530, adjusted by £6,586,089 net in non-cash items. In addition, changes in working capital accounts used £5,774,789, consisting principally of a £3,578,381 increase in digital assets as receivables resulting from the timing of receipt of rewards from mining pools and a £2,106,799 decrease in trade payables, reflecting large mining equipment purchases made at the end of 2019 not paid until 2020.
Net cash used in operating activities of £887,852 in the year ended December 31, 2019 was comprised of our operating loss of £833,815, adjusted by £2,399,441 net in non-cash items. In addition, changes in working capital accounts used £2,684,300, consisting principally of a £4,058,043 increase in trade receivables due to a deposit to GPU.one in an amount equal to four months of hosting costs and a £1,038,882 increase in digital assets as receivable resulting from the timing of receipt of rewards from mining pools, partially offset by a £2,684,300 increase in trade payables, reflecting the machines purchases toward the end of 2019.
Investing Activities
Net cash used in investing activities in the six months ended June 30, 2021 was £61,822,761, which was comprised principally of £35,471,499 investment in machine purchases, £7,352,970 for investment in associates and £6,883,195 for the purchase of land and building improvements at our Texas facility.
Net cash used in investing activities in the six months ended June 30, 2020 was £1,619,997, which was comprised principally of £1,617,024 for the purchase of mining machines.
Net cash used in investing activities in the year ended December 31, 2020 was £1,102,300, which was comprised principally of £1,807,971 principally for the purchase of principally mining machines, net of disposals.
Net cash used in investing activities in the year ended December 31, 2019 was £16,424,467 which was comprised primarily of £15,025,708 principally for the purchase of mining machines, and a £1,346,236 convertible loan note to the host of our mining sites, which they have used to finance the building of their hosting sites.
Financing Activities
Net cash generated from financing activities in the six months ended June 30, 2021 was £61,822,761, which was comprised principally of £49,592,641 of proceeds from shares issued.
Net cash used in financing activities in the six months ended June 30, 2020 was £924,369, which was comprised of debt service on our borrowings, as well as reduction of principal balances.
Net cash generated from financing activities in the year ended December 31, 2020 was £581,889, comprised of loan losses of £968,294, partially offset by £1,550,183 in net proceeds from sale of equity. Net cash generated from financing activities in the year ended December 31, 2019 was £1,084,218 of loan proceeds.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, result of operations or cash flows is disclosed in Note 5 to our audited consolidated financial statements and in Note 4 to our unaudited interim condensed financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosure about Market Risk
Market Value of Bitcoin and other Cryptocurrency Risk
Substantially all of our current business is focused on mining Bitcoin and other cryptocurrencies. Our revenue is primarily comprised of the value of Bitcoin and other cryptocurrency rewards and transaction fees we earn by mining the blockchain, and, as of June 30, 2021, 24% of our total assets were represented by our holdings of Bitcoin and other cryptocurrencies in treasury. This percentage has increased substantially since year end. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business.
A 10% increase or decrease in the market value of Bitcoin and other cryptocurrencies over the course of 2020 would have increased or decreased our revenue by 10% for the year. Bitcoin and other cryptocurrencies accounted for 14% of our total assets; as such, a 10% increase or decrease in Bitcoin’s or other cryptocurrencies’ value as at December 31, 2020 would not have had a material effect on our total assets as at that date. However, given we were selling Bitcoin and other cryptocurrencies to cover operating expenses during the year, increases or decreases in the market value of these cryptocurrencies would have resulted in increased or decreased holdings of these cryptocurrencies at the end of the year. See “—  Factors Affecting our Performance — Market Value of Bitcoin and other Cryptocurrency.”
Cost of Power Risk
Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In 2020, the cost of power represented 65% of our direct costs and 59% of our cryptocurrency mining revenue. A 10% increase or decrease in the cost of power over the course of 2020 would have increased or decreased our gross profit by 29% for the year. See “— Factors Affecting our Performance — Cost and Source of Power.”
JOBS Act Election
We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (2) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

BUSINESS
Overview
We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.
Our mining strategy is to cost-effectively acquire the latest generation mining machines and install them in North American facilities that utilize predominantly renewable and inexpensive power. We have a fleet of more than 21,000 machines mining Bitcoin and other cryptocurrencies and can generate more than 1,075 petahash per second, of which approximately 215 petahash is located in facilities we recently acquired in Quebec, Canada, and approximately 860 petahash is located in hosted facilities. Petahash per second is a measure of Bitcoin mining performance and computational power. As of June 30, 2021, our total hashrate places us in the top 10 of publicly listed self-miners that report such data. We operate our mining machines from two facilities that we own in Canada and four hosted facilities in Canada and the United States. As of June 30, 2021, the facilities we own in Canada represent a combined 20 MW of power, and our mining machines at our hosted facilities in Canada and the United States use up to a combined 23.5 MW of power. In addition, we recently acquired 160 acres of land in western Texas with access to up to 800 MW of power where we are currently developing a mining facility. The facility is expected to support 100 MW of power capacity in the first half of 2022 as part of Phase 1 of development and an additional 100 MW of power capacity upon completion of Phase 2 of development. Our investments in mining facilities are designed to significantly expand our mining capacity and provide us with meaningful control over our mining operations. We are taking these steps as part of a broader strategy to shift our business from contracting for hosting of our mining machines in facilities to owning and operating our facilities.
We believe that as cryptocurrency continues to develop as an emerging store of value and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. We are committed to being the industry leader in the development of environmentally responsible approaches to cryptocurrency mining. From inception, we have concentrated mining operations in areas with plentiful renewable energy resources to support our operations, including our Quebec facilities which are primarily powered using renewable hydroelectric power, and our new mining facility in western Texas which is purposefully located in a region with a high percentage of renewable power, namely from wind and solar. Additionally, we developed a climate action plan and recently achieved our goal of being a net zero GHG company through the purchase of RECs and VERs. We also announced the launch of Terra Pool, the first green mining pool powered exclusively by clean power.
We are also focused on exploring and investing in strategic initiatives in software and other technologies in the wider cryptocurrency and blockchain sectors. For example, we aim to diversify our revenue streams by investing in adjacent cryptocurrency and blockchain technology initiatives, including DeFi. We have established Argo Labs as a dedicated division within the company to explore investing and participating in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi projects. We recently invested in Pluto Digital PLC, a technology company focused on incubation of decentralized technologies.
We will evaluate each digital asset in our portfolio, or that we propose to acquire in the future (including by mining), to determine whether it would likely be considered a security under U.S. federal securities laws, in consultation with outside counsel, as applicable. We will base our analysis on relevant caselaw, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the SEC and its staff. See “Risk Factors — Risks Related to Government Regulation — A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.”

Since inception, we have mined more than 4,515 Bitcoin and Bitcoin Equivalent for our own account through June 30, 2021. While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets that we do not otherwise sell to fund our operating expenses. On June 30, 2021, we held 1,268 Bitcoin and Bitcoin Equivalent valued at approximately £31,896,437 based on prices as of such date. Our total revenue was £31,085,716 in the six months ended June 30, 2021, representing a growth rate of 179% over £11,124,455 in the six months ended June 30, 2020. We generated net income of £7,213,997 and £523,074 in the six months ended June 30, 2021 and in 2020, respectively, and a net loss of £869,051 in 2019. We generated EBITDA of £15,979,822, £7,625,309 and £1,387,386 in the six months ended June 30, 2021, in 2020 and in 2019, respectively. EBITDA is a financial measure not defined by IFRS. For a definition of EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA to operating income, see “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Cryptocurrency and Cryptocurrency Mining Overview
Blockchain and Cryptocurrencies Overview
Cryptocurrencies are a type of digital asset that function as a medium of exchange, a unit of account and/or a store of value (i.e. a new form of digital money). Cryptocurrencies operate by means of blockchain technology, which generally uses open-source, peer-to-peer software to create a decentralized digital ledger that enables the secure use and transfer of digital assets. We believe cryptocurrencies and associated blockchain technologies have potential advantages over traditional payment systems, including: the tamper-resistant nature of blockchain networks, rapid-to-immediate settlement of transactions, lower fees, elimination of counterparty risk, protection from identify theft, broad accessibility, and a decentralized nature that enhances network security by reducing the likelihood of a “single point of failure.” Recently, cryptocurrencies have gained widespread mainstream attention and have begun to experience greater adoption by both retail and institutional investors and the broader financial markets. For example, Bitcoin’s aggregate market value exceeded $1 trillion in February 2021 compared to $160 billion in February 2020, based on Bitcoin prices quoted on major exchanges. As cryptocurrencies, and blockchain technologies more generally, have entered the mainstream, prices of digital assets have reached all-time highs and the broader ecosystem has continued to develop. While we expect the value of Bitcoin to remain volatile, we believe this increase in aggregate market value signals institutionalization and wider adoption of cryptocurrency.
Cryptocurrency Mining and Mining Pools
As a cryptocurrency miner, we use specialized mining machines to solve cryptographic math problems necessary to record and “publish” cryptocurrency transactions to blockchain ledgers. Generally, each cryptocurrency has its own blockchain, which consists of software code (also known as a protocol), which is run by all the computers on the network for such blockchain. Within this code, transactions are collated into blocks, and these blocks must meet certain requirements to be verified by the blockchain software, added to the blockchain or ledger of all transactions and published to all participants on the network that are running the blockchain software. After a transaction is verified, it is combined with other transactions to create a new block of data for the blockchain. For proof-of-work blockchains, the process of verifying valid blocks requires computational effort to solve a cryptographic equation, and this computational effort protects the integrity of the blockchain ledger. This process is referred to as “mining.” As a reward for verifying a new block, miners receive payment in the form of the native cryptocurrency of the network (e.g., Bitcoin). This payment is comprised of a block reward (i.e., the automatic issue of new cryptocurrency tokens) and the aggregated transaction fees for the transactions included in the block (paid in existing cryptocurrency tokens by the participants to the transactions). The block reward payments and the aggregated transaction fees are what provide the incentive for miners to contribute hash rate to the network.
A “hash” is the actual cryptographic function run by the mining machines, and is a unique set of numbers and letters derived from the content of the block. The protocol governing the relevant blockchain sets certain requirements for the hash. Mining machines compete to be the first to generate a valid hash meeting these requirements and, thereby, secure payment for solving the block. Hash rate is the speed at which mining machines can complete the calculation, and therefore is a critical measure of performance and computational power. A high rate means a mining machine may complete more calculations over a given period and has a greater chance to solve a block. An individual miner has a hash rate total of its mining machines seeking to mine a specific cryptocurrency, and the blockchain-wide hash rate for a specific cryptocurrency can be understood as the aggregate of the hash rates of all of the mining machines actively trying to solve a block on that blockchain at a given time.
The protocols governing Bitcoin and other cryptocurrencies are coded to regulate the frequency at which new blocks are verified by automatically adjusting what is known as the “mining difficulty,” which is the level of computational activity required before a new block is solved and verified. For example, on the Bitcoin blockchain the protocol is coded such that a new block is solved and verified approximately every 10 minutes, while on Ethereum blocks are designed to be solved approximately every 12-15 seconds. As such, to the extent the hash power on the network is increased or decreased due to, for example, fluctuations in the number of active mining machines online, mining difficulty is correspondingly increased or decreased to maintain the preset interval for the verification of new blocks.
On certain cryptocurrency networks, the rewards for solving a block are also subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. After a predetermined number of blocks are added to the blockchain, the mining reward is cut in half, hence the term “halving.” The last halving for Bitcoin occurred on May 11, 2020. The next halving for Bitcoin is expected to occur in 2024, and as such, absent any changes to the Bitcoin protocols, the block reward will remain stable until then. By contrast, Ethereum does not have a maximum supply limit or pre-determined reduction in reward amounts. Rather, Ethereum currently has a fixed issuance schedule of 2.0 Ether per block mined. However, Ethereum has on two separate occasions reduced the quantity of ETH rewarded per block and may make additional changes in the future, whether or not Ethereum ultimately transitions to a proof-of-stake consensus mechanism. Transaction fees are variable and depend on the level of activity on the network. Generally, transaction fees increase during times of network congestion, as miners will prefer transactions with higher fees, and therefore a higher fee can reduce the time to process a transaction, and decrease when there are fewer transactions on the network.
As the total amount of available hash rate has increased (particularly on the Bitcoin network), it has become increasingly difficult for any individual miner to independently solve a block and as a result “mining pools” have emerged as an efficient way for miners to pool resources. Mining pools aggregate the hash rate of various miners participating in the mining pool. In this way the mining pool, rather than an individual miner, receives the block reward and related transaction fees. The mining pool is organized by a third party who, in return for a percentage of the earned block rewards and transaction fees as a fee, administers the pool and ensures that the participants in the pool receive their share of the block reward and related transaction fees, generally pro-rata to their contributed hash rate. Mining pools offer miners more predictable and consistent revenue compared to mining individually.
Our Strategy
Smart Growth
We aim to optimize our mining by identifying and purchasing the most profitable mining machines with industry-leading returns on investment and actively monitoring and adjusting the operation of those machines to enhance their performance. When planning our short- and long-term operating strategies and capital expenditures, we carefully monitor fluctuations and longer-term trends in the value of certain cryptocurrencies, which impacts the return on investment of machines. We also regularly evaluate potential innovations in geography, physical footprint, computing technology and similar areas to improve our operations and productivity. We believe this smart-growth strategy, including our commitment to mining efficiency and return on investment in mining machines, will enable us to build value over the long term.
Own and Operate Our Mining Facilities
We are investing heavily in purchasing, building and operating our mining facilities. By owning and operating our mining machines at facilities that offer competitive advantages, including access to reliable, low-cost, renewable power and room for expansion, we expect to have greater control over the timing of the purchase and deployment of our mining machines. We also may enhance our ability to intelligently and quickly adapt our operating model and reap savings compared to paying for outsourced operations and infrastructure. We anticipate that we will continue to consider other opportunities to integrate our operations, including with respect to both the software utilized by our fleet and the associated hardware.
Reliable, Low-Cost, Renewable Power
Power represents our highest variable direct cost for our mining operations, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by the machines’ operation. We believe the combination of increased mining difficulty, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. As a result, we are focused on deploying our mining machines at locations with access to reliable, renewable power sources, as successfully doing so should enable us to reduce our power costs. Our Quebec facilities are primarily powered using renewable hydroelectric power and we purposefully partner with mining facilities located in regions where the grid is shifting to renewables. At the mining facility that we are currently building in Texas, we expect to obtain more than 90% of our power requirements from reliable, renewable power sources at a cost below $0.02/kWh. We expect to enter into power agreements that will allow us to have one of the highest carbon-free energy footprints at a price equal to or less than the current cost of fossil fuel energy in other locations, based on current market power costs as of the date of this prospectus.
Commitment to ESG Initiatives
We believe that as cryptocurrency continues to develop as an emerging value storage asset and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. To that end, we developed a climate action plan to and recently achieved our goal of being a net zero GHG company through the purchase of RECs and VERs. We also launched Terra Pool, a green mining pool powered exclusively by clean power.
Diversification
Over the long term, our strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities related to cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use alternative consensus algorithms, such as proof-of-stake. To this end, we have invested in Luxor Technologies, a hash rate management software platform and equihash mining pool operator and Pluto Digital PLC, a venture capital and technology company focused on incubating decentralized technologies, and have established Argo Labs as a dedicated division within the company to further explore investing and participating in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi projects.
Mining Equipment and Suppliers
Our mining hardware primarily consists of Bitmain Antminer T17, S17 and Z11 machines, featuring the latest application-specific integrated circuits (“ASICs”) for cryptocurrency mining. These machines offer superior speed and efficiency in cryptocurrency mining compared to general computing hardware. We have a fleet of more than 21,000 ASIC-based mining machines. This fleet includes state-of-the-art Bitmain Antminer S19 and S19-pro ASIC-based mining machines leased from Celsius Networks on a two-year term ending December 31, 2022, which added 430 petahash to our installed computing power. See “— Material Agreements — Celsius Master Lease Agreement.”
The lead time for new mining hardware from our manufacturers varies from three to 12 months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and tends to be between six to 12 months. The warranty period from most manufacturers typically varies between six to 12 months. Specifically, the warranty period for the Antminer 17, Antminer Z11, Antminer Z9 and Antminer 17 series is six months and the warranty period for the Antminer S19/S19 Pro is 12 months. The manufacturer’s warranty generally covers parts replacements, including, but not limited to, fans, chips, temperature sensors and heat sinks, and labor costs, but excludes shipping costs.
While the average uptime of fully functioning mining machines was more than 99% across our entire fleet during 2020, the failure rate of units purchased also affects the actual hash rate versus the capacity based on our gross number of mining machines. Our average failure rate across our entire fleet of mining machines is typically 4-5%, with the average being 29% during 2020. The average for 2020 reflects the 38% failure rate experienced by our Antminer 17 series fleet. Although the failure of mining machines does not leave them completely inoperable, there can be an extensive repair period involved in replacing various hardware components of mining machines. We anticipate employing immersion technology at our mining facility in Texas, once operational, to maintain mining productivity and lower failure rates. Our repair process involves in-house repairs as well as hiring third-party repair centers to help expedite the process. We have three full-time technicians employed via our hosting arrangements to repair our mining machines at our hosted facilities.
Mining Facilities
We operate our cryptocurrency mining machines from two owned facilities in Canada and four hosted facilities in Canada and the United States. To support our growth, we are pursuing a strategy to shift our business from contracting for hosting of our mining machines in facilities to owning and operating our facilities.
The details of the facilities are set out below:
LOCATION	OWNED OR HOSTED	FACILITY SIZE (FT)	POWER CAPACITY (MW)(2)
Quebec, Canada	Owned	40,000	15
Quebec, Canada	Owned	100,000	5
Quebec, Canada	Hosted	N/A	1.1
Kentucky, United States	Hosted	260,000	17.4
Georgia, United States	Hosted	54,000	3.2
North Carolina, United States	Hosted	250,000	2.9
Texas, United States	Owned	Under construction	Up to 200(1)

Notes
(1)
Total expected power capacity following completion of Phase 2 of the development project. If we fully develop the Texas facility, we expect to have access to a total of up to 800 MW on the site.

(2)
For owned facilities, this reflects the maximum power capacity accessible on site. For hosted facilities, this reflects the power usage of our mining machines hosted at that facility.

In March 2021, our wholly owned subsidiary, Argo Innovation Facilities (US), Inc., acquired DPN LLC and, as a result, acquired 160 acres of land in western Texas, with an option to purchase an adjacent 157 acres of land, and access to up to 800 MW of electrical power. We are currently developing a new 200 MW mining facility on the newly acquired land. Phase 1 of this development is currently in progress and expected to be completed in the first half of 2022, and includes facilities that are expected to support 100 MW of power capacity using immersion technology, at an estimated cost of $50 million. Phase 2 of this development is expected to be completed in the second half of 2022 and is expected to support an additional 100 MW of power capacity using immersion technology, at an estimated cost of $30 million. These estimates do not include the cost of the mining machines that we will operate at the new mining facility. Development of this mining facility may be subject to unexpected problems and delays that could impact our ability to develop or operate the project as planned or increase the costs of the project. See “Risk Factors — We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.” See “— Material Agreements — DPN Agreement and Plan of Merger.”

Under the terms of our hosting arrangements, our hosting providers provide hosting services, which include the supply of electric power and maintenance, for our mining machines located at their facilities. Subject to any one-time costs (such as installation and repairs) and adjustments, our fees payable to our hosting providers are based upon our mining machines’ projected power consumption per unit.
Environmental, Social and Governance Initiatives
We believe that cryptocurrency miners have a social responsibility to obtain the power required for their operations from clean power sources. In April 2021, with the assistance of Guidehouse, an ESG policy advisor, we undertook the development of a climate action plan to and recently achieved our goal of being a net zero GHG company through the purchase of RECs and VERs. We are also committed to being a clean power leader in the cryptocurrency mining industry, as evidenced by the following initiatives to incentivize and to create the framework for an industry transition to clean power sources:
Launch of a Green Mining Pool
In March 2021, we announced our plans to jointly launch Terra Pool, the first Bitcoin mining pool with mining hash power powered by clean power. The pool is a collaboration with DMG Blockchain Solutions and aims to expedite the shift among cryptocurrency miners from conventional sources of power to clean power sources. We believe that Terra Pool will offer power accountability among participants and allow greater transparency on the sources of the power used by participants and further our goal of reducing GHG emissions created from the power used for Bitcoin mining.
Exchanges, Trading Venues and Custodians
While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets to the extent we are not required to sell them to fund our operating expenses. We also purchase cryptocurrency when we believe market conditions are favorable. When we sell our cryptocurrency for fiat currency or purchase cryptocurrency with fiat currency, we typically use OTC trading desks that are registered as money services businesses where necessary.
Rewards earned from mining Zcash and other equihash-based cryptocurrencies through the mining pool owned and operated by Luxor Technology Corp. are converted by Luxor to and paid to us in Bitcoin. We do not trade on an OTC basis or on decentralized exchanges or liquidity pools. We may hedge our Bitcoin holdings by trading Bitcoin for other digital assets, such as stablecoins, among other hedging strategies.
Our long-term Bitcoin holdings are held by our custodian, Gemini Trust Company, a trust company regulated by the New York Department of Financial Services. Additionally, we may also hold immaterial amounts of cryptocurrencies in our accounts at digital asset trading venues from time to time, or in hardware wallets maintained by us. Exchange accounts are generally subject to less stringent regulatory supervision than custodians regulated as banks or trust companies, and may be subject to more security and operational risks than assets held by our Custodian.
Mining Pools
We currently contribute 100% of our hash power to mining pools. We mine Bitcoin through Poolin.com, which represents approximately 12.9% of the total Bitcoin network hash rate as of June 30, 2021, and mine Zcash through the equihash mining pool owned and operated by Luxor Technology Corp. Our decision to contribute hash power to a particular mining pool is based primarily on the net payout per petahash contributed. We conduct regular analysis of our participation in potential mining pools. Our most recent pool participation analysis was in February 2021. Fees (and payouts) fluctuate and historically have been less than approximately 1% per reward earned, on average. Mining pools are subject to various risks such as disruption and down time. If a pool experiences down time or is not yielding returns, our results may be impacted. As Terra Pool becomes operational, we anticipate shifting a portion of our hash power to Terra Pool.

Competition
We compete with companies that focus on some or all of the same aspects of our business, including, but not limited to purchasing mining machines, leasing or developing facilities to host our mining machines, accessing low-cost and renewable power and developing blockchain and related technologies. The cryptocurrency industry is dynamic and constantly evolving with new companies and technologies that could impact the way we do business. Increased competition has recently been driven by the price increases in Bitcoin and other major cryptocurrencies since late 2020. We expect that new and existing competitors may look to build or increase bitcoin mining operations if the price increases in Bitcoin and other cryptocurrencies continue.
We compete on the basis of:
•
operational efficiency;

•
hash rate;

•
reliable, low-cost, renewable power;

•
innovation; and

•
return on investment.

As of the date of this prospectus, information concerning the specific activities of our competitors is not readily available as many participants in this sector do not publish information publicly or the information may be unreliable. The availability and reliability of published sources of information relating to cryptocurrency and bitcoin cannot be assured.
We believe that we will maintain and improve our competitive position by continuing our strategy of purchasing new miners at attractive prices, accessing renewable power at low prices, continuing our strategy of developing and improving our hash rate and capacity through the ownership and operation of self-mining facilities and investing in new and innovative technologies. Several public companies (traded in the United States and internationally), such as the following, may be considered to compete with us: Bit Digital, Inc., Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd), Blockchain Industries, Inc. (formerly Omni Global Technologies, Inc.), Cipher Mining, DMG Blockchain Solutions Inc., Foundry Digital, HashChain Technology Inc., HIVE Blockchain Technologies Ltd, Hut 8 Mining Corp, Layer1 Technologies Inc., Marathon Patent Group, Inc., MGT Capital Investments, Inc., Northern Data AG and Riot Blockchain Inc.
Proof-of-stake networks also compete with the Bitcoin blockchain. Proof-of-stake algorithms do not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined by reference to the amount of digital assets a user has “staked” and the amount of time it has been “staked,” which typically generates payments to such user in additional digital assets. Should a digital asset network shift from a proof-of-work validation method to a proof-of-stake method, the transaction verification process (i.e., “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower priced electricity, processing, real estate, or hosting) less competitive.
Employees and Human Capital Resources
Our team facilitates direct and frequent communication. We focus on reinforcing a culture that emphasizes teamwork and process improvement. We work to identify, attract, and retain employees who are aligned with and will help us progress our business strategy, and we seek to provide competitive compensation. We believe we have a good relationship with our employees and our unique, strong culture differentiates us and is a key driver of business success. None of our employees are currently covered by collective bargaining agreements or represented by labor unions.
For the years ended December 31, 2020, 2019 and 2018, we had an average of six, seven and nine employees (including directors), respectively.

Marketing and Research and Development
We utilize social media channels for our marketing and communications effort, which are principally focused on keeping our investors and other stakeholders informed and up-to-date regarding our operations. We have developed and may continue to research and develop certain proprietary technologies for purposes of optimizing and enhancing our cryptocurrency mining our operations. Marketing, research and development have not been significant components of our business and have been immaterial to our financial condition and results of operations, however such activities may become more significant in the future.
Intellectual Property
We use third party hardware and software for our mining operations. To the extent that there are license agreements in place governing our use of such hardware and software, we intend to adhere to the terms of such license agreements. We rely upon trade secret laws to protect proprietary aspects of our blockchain and cryptocurrency-related operations. We do not currently own any patents, and do not have any current plans to seek patent protection for any proprietary aspects of our existing and planned blockchain and cryptocurrency-related operations.
Cybersecurity
We have put in place security measures such as, implementing two-factor authentication and secondary confirmation for any changes to our accounts at service providers. Despite these efforts, there is no guarantee that these measures will protect against an actual or alleged cyber threat and security breach. In addition, insurance providers are currently reluctant to provide cybersecurity insurance for cryptocurrency mining operations and digital asset holdings; therefore, in the event of theft or an unauthorized or illegal manipulation of or access to the digital asset networks used in connection with the mining process, such assets may not be fully or partially recoverable.
Regulation
The laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, cryptocurrencies are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As cryptocurrencies have grown in both popularity and market value, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, SEC, CFTC, Financial Industry Regulatory Authority (FINRA), the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of cryptocurrency networks, cryptocurrency users and cryptocurrency exchange markets, with particular focus on the extent to which cryptocurrencies can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrencies to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in activities related to cryptocurrencies. Depending on the regulatory characterization of the cryptocurrencies we mine, the markets for those cryptocurrencies in general, and our activities in particular, may be subject to one or more regulators in the United States and globally. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of cryptocurrency markets and our cryptocurrency operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total load of crypto-mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of crypto-mining in their respective states.

We are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and make it difficult for us to operate our business or materially impact the market for cryptocurrencies that we mine or may mine in the future. FinCEN has issued guidance stating its position that it does not differentiate between fiat currency (which FinCEN calls “real currency”) and cryptocurrencies that are convertible into fiat currency or other forms of convertible virtual currencies (which FinCEN calls “virtual currency”) for purposes of determining whether a person or entity is engaging in “money transmission services.” Persons and entities engaging in virtual currency activities that amount to “money transmission services,” or otherwise cause them to be deemed a “money services business” under FinCEN’s regulations, must register as a money services business, implement an “effective” anti-money laundering program and comply with FinCEN’s reporting and recordkeeping requirements.
In May 2019, FinCEN issued guidance relating to how the U.S. Bank Secrecy Act (“BSA”) and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation. Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the BSA, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.
According to the CFTC, at least some cryptocurrencies, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot cryptocurrency markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving cryptocurrencies that do not utilize margin, leverage, or financing. The National Futures Association (“NFA”) is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other cryptocurrency derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for cryptocurrency trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products, and certain retail leveraged commodity transactions involving cryptocurrencies, including the markets on which these products trade.
The SEC has taken the position that many cryptocurrencies may be securities under U.S. federal securities laws. Some senior members of the staff of the SEC have expressed the view that Bitcoin and Ethereum are not securities under U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, however this framework is also not a rule, regulation or statement of the SEC and is similarly not binding on the SEC. Notwithstanding that the SEC has not asserted regulatory authority over Bitcoin or trading or ownership of Bitcoin and has not expressed the view that Bitcoin should be classified or treated as a security for purposes of U.S. federal securities laws, the SEC has commented on Bitcoin and Bitcoin-related market developments and has taken action against investment schemes involving Bitcoin. For example, the SEC has charged at least three Bitcoin mining companies in connection with a Ponzi scheme to defraud investors in their mining operation. The SEC has also repeatedly denied proposed rule changes by exchanges to list and trade shares of certain Bitcoin-related investment vehicles on public markets, citing significant investor protection concerns regarding the markets for cryptocurrencies, including the potential for market manipulation and fraud. Although the SEC has not stated that mining Bitcoin is itself a regulated activity, to the extent any cryptocurrencies we mine are deemed to be securities, the offer, sale, and trading of those cryptocurrencies would be subject to the U.S. federal securities laws.
In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain cryptocurrencies may be classified as securities in their jurisdictions, and that transactions in such cryptocurrencies may be subject to applicable securities regulations. Furthermore, certain state securities regulators have taken the position that certain cryptocurrency mining operations may involve the offer of securities. For example, the Texas State Securities Board (“TSSB”) has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hash rate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities.
State financial regulators such as the New York State Department of Financial Services (“NYDFS”) have also implemented licensure regimes, or repurposed pre-existing fiat money transmission licensure regimes, for the supervision, examination and regulation companies that engage in certain cryptocurrency activities. The NYDFS requires that businesses apply for and receive a license, known as the “BitLicense,” to participate in a “virtual currency business activity” in New York or with New York customers, and prohibits any person or entity involved in such activity from conducting activities without a license. Louisiana also has enacted a licensure regime for companies engaging in a “virtual currency business activity,” and other states are considering proposed laws to establish licensure regimes for certain cryptocurrency businesses as well. Some state legislatures have amended their money transmitter statutes to require businesses engaging in certain cryptocurrency activities to seek licensure as a money transmitter, and some state financial regulators have issued guidance applying existing money transmitter licensure requirements to certain cryptocurrency businesses. The Conference of State Bank Supervisors also has proposed a model statute for state level cryptocurrency regulation. Although we believe that our mining activities do not presently trigger these state licensing requirements in any state in which we operate or plan to operate, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under the law of any state in which we operate or plan to operate, we may be required to seek a license or register at the state level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting our net income in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.
Examples of overlapping, unclear and evolving regulatory requirements outside the United States include the following:
In Europe, at an EU level and in a number of EU member states (as well as the UK), other than in respect of anti-money laundering (as discussed below), cryptocurrencies taking the form of assets designed for the exchange of value (such as Bitcoin) generally remain outside of the financial services regulatory perimeter. Nonetheless, the regulatory treatment of any particular cryptocurrency is highly fact specific. At present, cryptocurrency mining activities are not subject to any regulatory authorization requirements with any UK financial services regulator.
Multiple regulators have highlighted the need for more stringent regulatory scrutiny for all types of cryptocurrencies and have taken legislative action directed at certain cryptocurrencies. In general, where regulatory action has been taken in Europe, it has typically been in response to concerns arising in relation to anti-money laundering (AML) and consumer protection.
Under the EU’s Fifth Money Laundering Directive (MLD5), custodian wallet providers and providers engaged in exchange services between cryptocurrencies (referred to as virtual currencies) and fiat currencies are subject to registration with the relevant supervisory authority in their jurisdiction and must comply with day-to-day AML and counter-terrorist financing measures, including client due diligence obligations. Certain EU member states have implemented further measures in addition to the requirements of MLD5, including, (i) an order introduced by several French ministries in December 2020, which aims to ban anonymous crypto accounts and regulate crypto-related transactions in light of concerns for terrorism financing and money laundering; and (ii) strengthened anti-money laundering protections introduced by the Dutch regulator in November 2020, which were perceived to be targeting privacy coins as the protections impose client information and verification requirements. The EU Fifth Money Laundering Directive has been retained as UK law (subject to certain amendments) following the UK’s withdrawal from the EU and its requirements apply to in-scope firms that conduct business in the UK. However, taking account of relevant guidance as to the scope of the UK’s AML regime published by the UK Joint Money Laundering Steering Group, we do not believe that we fall within scope of the UK’s anti-money laundering regime as either a custodian wallet provider or a virtual currency exchange provider.
From a consumer protection perspective, in January 2021 the UK’s Financial Conduct Authority imposed a ban on the sale of crypto-derivatives and exchange traded notes to retail investors in light of concerns for consumer harm, criminal activity and value fluctuations, following a number of warnings to consumers about the risks of investing in cryptocurrencies. In March 2021, the European Supervisory Authorities reissued earlier warnings reminding consumers of the need to be alert to the “high risks” of cryptocurrencies, “including the possibility of losing all their money.”
Cryptocurrencies remain a key focus for European regulators and future measures could be introduced that have an impact on firms engaging in cryptocurrency related businesses. In September 2020, the European Commission published a proposal to introduce a “Markets in Crypto Assets Regulation” that would, if enacted, bring substantially all cryptocurrencies within the EU regulatory perimeter and impose authorization requirements on firms providing cryptocurrency services. At present, the proposals do not extend to cryptocurrency mining activities, however.
FATF, an independent inter-governmental standard-setting body of which the United States is a member, develops and promotes policies to protect the global financial system against money laundering, terrorist financing and the financing of proliferation of weapons of mass destruction. FATF generally refers to cryptocurrency as a form of “virtual currency,” a digital representation of value that does not have legal tender status.
Examples of unclear and evolving regulatory requirements with respect to “privacy coins” include the following:
We primarily mine Bitcoin but also mine Zcash, a decentralized cryptocurrency that also uses a proof-of-work consensus algorithm. Regulators, such as FinCEN in its May 2019 guidance, have also addressed anonymity-enhanced cryptocurrencies (also known as “privacy coins”), such as Zcash, highlighting, among other things, that regulated entities transacting in such cryptocurrencies are obligated to implement procedures to track the identities of transmitters and recipients of value represented by such cryptocurrencies. In 2020, the U.S. Department of Justice published guidance called the “Cryptocurrency Enforcement Framework,” in which it emphasized enforcement of anti-money laundering and BSA requirements as primary enforcement tools as applied to cryptocurrency businesses, particularly those whose businesses involve anonymity-enhanced cryptocurrencies. As noted above, we do not believe that our mining activities presently trigger FinCEN registration and associated regulatory requirements under the BSA. See discussion above under “Examples of overlapping, unclear and evolving regulatory requirements in the United States include the following:”
Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. For example, transactions on the Bitcoin blockchain can be tied to the owner of a particular wallet. However, that transparency is inhibited by anonymity-enhanced cryptocurrencies. Europol, the European Union’s law enforcement agency, released a report in 2020 observing the increased use of privacy coins in criminal activity on the internet. It noted that Monero, Zcash and Dash are gradually becoming the most established privacy coins for Darkweb transactions and present considerable obstacles for cryptocurrency tracing and law enforcement investigations.
As of March 2021, various privacy coins have been delisted from exchanges across the world due to regulatory pressures or direct regulatory action. For example, privacy coins such as Zcash and Monero have been de-listed from several exchanges such as Bittrex and Shapeshift, the latter of which cited regulatory concerns for their decision. The delisting of privacy-enhancing digital assets has been a particular policy point of interest for regulators in the Asia-Pacific region. In March 2020, South Korea passed a bill to regulate cryptocurrency and exchanges, which will enter into force in September 2021 and impose obligations that include delisting of privacy coins from domestic cryptocurrency exchanges and obligations to report any unusual crypto-transactions. It was also reported in May 2020 and August 2020, that Japan and Australia’s regulators, respectively, have pressured their national cryptocurrency exchanges to delist anonymity-enhanced cryptocurrencies.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business. We are not currently subject to any material pending legal proceedings or claims.
Environmental, Health and Safety Matters
Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in Canada, the United Kingdom, the United States and every other country and locality in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
Concerns have been raised about the electricity required to secure and maintain digital asset networks. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of power. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset network’s total power consumption, including the costs of cooling the machines that perform these calculations. Due to these concerns around power consumption, particularly as such concerns relate to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions. A significant reduction in mining activity as a result of such actions could adversely affect the security of the Bitcoin and Zcash networks by making it easier for a malicious actor or botnet to manipulate the Bitcoin or Zcash blockchains, which may in turn adversely affect our ability to securely mine Bitcoin or Zcash. Changes to our ability to mine Bitcoin or Zcash could have a negative impact on our results of operation.
We believe our operations are in material compliance with existing environmental, health and safety laws and regulations and that our compliance with such regulations will not have a material adverse effect on our financial position, results of operations and cash flows. However, environmental and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.
Material Agreements
Celsius Master Lease Agreement
In November 2020, we entered into a lease agreement with Celsius Networks Lending LLC for the lease of Bitmain S19 mining machines and Antminer S19 Pro mining machines for approximately

$11.4 million, including interest. Under the Celsius lease agreement, we have the option to purchase the leased machines at expiration for $1.00 plus any other amount remaining due under the lease. We will be deemed to have exercised this option to purchase unless we notify Celsius in writing of our election not to exercise the option at least 90 days prior to expiration. The Celsius lease agreement will expire on December 31, 2022, provided that if we elect not to purchase the leased machines, Celsius has the option to extend the lease term for an additional three months.
We may terminate the lease agreement with notice upon payment of all amounts due under the agreement through the expiration date plus any applicable breakfunding charges. Celsius may terminate the agreement if we fail to meet our payment obligations or comply with the terms of the agreement, fail to comply with any material term of or default under any loan or credit agreement, there is a judgment default, certain insolvency events occur or there is a material adverse change in our financial condition, business or operations. If any of these events occur, Celsius may also increase rent payments or demand the return of, repossess, sell or otherwise dispose of, the mining machines, or demand the payment of any amount remaining under the agreement plus an amount based on the present value of the remaining rent payments to be made under the agreement and the fair market value of the equipment on the expiration date.
DPN Agreement and Plan of Merger
In March 2021, we acquired DPN LLC pursuant to which we acquired 160 acres of land in western Texas, along with an option to purchase an adjacent 157 acre parcel. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million. We also agreed to pay up to an additional approximately 8.8 million ordinary shares, valued at $12.5 million, payable if certain contractual milestones related to the facility are fulfilled. If we do not have a sufficient number of ordinary shares authorized for issuance at the time a milestone payment is due, the former owners of DPN LLC have the right to require us to make the payment in U.S. dollars within ten business days of the written request.
GPU.One Share Purchase Agreement
In May 2021, we purchased 9366-5230 Quebec Inc. and 9377-2556 Quebec Inc. from GPU.One Holding Inc. and GPU.One Enterprises Inc. for an aggregate purchase price of approximately £10.7 million, including the assumption of existing bank facilities. Through this transaction, we acquired two cryptocurrency mining facilities located in Mirabel, QC, and Baie-Comeau, QC.
Appendix: Blockchain Background
Blockchain technology first came to public attention in 2008 as the database technology that underpins Bitcoin, the world’s first cryptocurrency. Blockchains are generally open-source, peer-to-peer software programs that act as decentralized digital ledgers, each comprising a series of data “blocks” that are linked and secured using cryptography in a “chain.” The blockchain program consists of a software protocol with several functions. The software protocol is run by multiple computer systems or “nodes.” For many blockchain networks, each node has its own copy of the blockchain ledger, which contains a historical record of every transaction. The digital ledger continuously grows as new blocks are added to it to record the most recent transactions in a linear, chronological order. The same information is stored across a network of computers all over the world, and this record makes it possible to track the ownership and transfer of cryptocurrency from the creation of the blockchain to its current state, and effectively, records of all account balances (as you can identify what account holds what value through the decentralized ledger).
The blockchain protocol allows users to submit transactions to the network for confirmation. However, a transaction will not be accepted by the protocol if the inputs to the transaction have previously been used in another transaction. This prevention of “double spending” is a key security feature of blockchain networks.
Another key function of the blockchain that protects the integrity of the network is the hashing process, which acts as a tamper-evident seal that confirms the validity of the new block and all earlier blocks. Hashing is the process of a block being posted to the network. Hashing results from miners, who are responsible for receiving broadcast transactions, processing those transactions into new blocks and updating the blockchain with the new blocks through hashing. The hashing process ties every new block to the existing block on the blockchain to ensure each is a continuous record of verified transactions.
The hashing algorithm on a proof-of-work blockchain network is a mathematical transformation function with two key properties. The first important function of hashing is that the algorithm accepts any alphanumeric dataset as an input and produces a unique output code. The smallest change in the dataset results in a significant change in the unique code. Any tampering of the dataset can be detected by re-hashing the data and checking for a change in the unique code. Any user that runs the hash algorithm on the same data will derive the same unique code. Consequently, the data on the distributed ledger can be run through a series of hash algorithms to create a unique code, which would reveal if any changes to the ledger have been made.
Second, whenever a new set or “block” of transactions is added to the ledger, it is appended with the code from the prior state of the ledger before it is hashed. Thus, the hash created from the new block will incorporate the hash from the previous block. An alteration made to an earlier block would make the hashes of all subsequent blocks invalid, as the discrepancy would be easily detected by future miners through the protocols governing the blockchain. If a hacker were to attempt to make a change to an earlier block and broadcast it along with following blocks to the other nodes on the network, that broadcast would be discarded in favor of one from a different node which complied with the requirements of the protocol.
Thus, in addition to creating new block, miners “vote” with their computer power, expressing their acceptance of valid blocks by working on adding them to the blockchain, and rejecting invalid blocks by refusing to work on them. If a miner’s proposed block is added to the blockchain by a majority of the nodes on the network, it is considered part of the blockchain. The nodes on the network synchronize with each other to ensure that once a block is accepted by the majority, the new block will eventually be added to all the nodes. Thus the historical state of the ledger can be changed if control of more than 50% of the network is obtained; however, in the case of widely held cryptocurrencies with non-trivial valuations, it may be economically prohibitive for any actor or group of actors acting in concert to obtain computing power that consists of more than 50% of the network.
Unlike proof-of-work networks, in which miners expend computational resources to compete to validate transactions and are rewarded cryptocurrency in proportion to the amount of computational resources expended, in a proof-of-stake network, miners (sometimes called validators) risk or “stake” assets to compete to be randomly selected to validate transactions and are rewarded cryptocurrency in proportion to the amount of assets staked. Any malicious activity, such as mining multiple blocks, disagreeing with the eventual consensus or otherwise violating protocol rules, results in the forfeiture or “slashing” of a portion of the staked assets. Proof-of-stake is viewed by some as more energy efficient and scalable than proof-of-work.
Blockchain technology enables the secure use and transfer of digital assets. “Digital asset” is a broad term that encompasses additional applications, including ownership, transaction tracking, identity management, and smart contracts. A digital asset can represent physical or virtual assets, a value, or a use right/service (e.g., computer storage space).
Whereas digital assets can take many forms and be used for a variety of functions, cryptocurrencies are a type of digital asset that primarily function as a medium of exchange, a unit of account, and/or a store of value. Cryptocurrencies allow anyone who holds a compatible wallet, anywhere in the world, to hold and transfer that cryptocurrency without the need for an intermediary or trusted third party. Units of a cryptocurrency may exist only as data on the internet, and often are not issued or controlled by any single institution, authority or government. Whereas most of the world’s money currently exists in the form of electronic records managed by central authorities such as banks, units of a non-government cryptocurrency exist as electronic records in a decentralized blockchain database. Because cryptocurrencies have no inherent intrinsic value, the value of cryptocurrencies is determined by the value that various market participants place on them through their transactions. Bitcoin, Zcash, Ethereum and other cryptocurrencies have historically exhibited high price volatility relative to more traditional asset classes.
Private entities also issue digital assets called “stablecoins” that are designed to represent an underlying fiat currency or other physical asset and therefore less susceptible to volatility. Stablecoins can be backed by fiat money, physical assets, or other crypto assets. Government institutions are also reportedly testing and considering issuing CBDCs. While stablecoins or CBDCs may exhibit less price volatility than other cryptocurrencies, both rely on a central authority to establish the value of the asset, and therefore represent an exception to the general discussion of the design of cryptocurrencies herein.
Each cryptocurrency has a source code that comprises the basis for the cryptographic and algorithmic protocols, which govern the blockchain. The source code is commonly open source and therefore can be inspected by anyone, and is maintained on an ongoing basis through contributors proposing amendments to the protocol, which are peer reviewed and adopted by consensus among participants on the blockchain network. These protocols govern the functioning of the network, including the ownership and transfer of the cryptocurrency, and are executed on the decentralized peer-to-peer blockchain infrastructure. The peer-to-peer infrastructure on which a blockchain operates is not owned or operated by a single entity. Instead, the infrastructure is collectively maintained by a decentralized user base. Each peer user is generally known as a “node” or “miner,” and each miner processes transactions on the network in accordance with the protocols of the relevant cryptocurrency.
As a result, these cryptocurrencies do not rely on either governmental authorities or financial institutions to create, transmit or determine the value of units of cryptocurrency. Rather:
1. the creation of units of cryptocurrency generally is governed by the source code, not a central entity;
2. the transmission of a cryptocurrency is governed by the source code and processed by the decentralized peer-to-peer network of nodes or miners; and
3. the value of a cryptocurrency is generally determined by the market supply of and demand for the cryptocurrency, with prices set in transfers by mutual agreement or barter, as well as through acceptance directly by merchants in exchange for goods and services.
Cryptocurrencies may be open source projects with no official developer or group of developers that control the network. However, certain networks’ development may be overseen informally by a core group of developers that may propose quasi-official releases of updates and other changes to the network’s source code. The release of updates to a blockchain network’s source code does not guarantee that the updates will be automatically adopted. Users and miners must accept any changes made to the source code by downloading the proposed modification of the network’s source code. A modification of the network’s source code is effective only with respect to the users and miners that download it. If a modification is accepted by only a percentage of users and miners, a division in the network will occur such that one network will run the pre-modification source code and the other network will run the modified source code. Such a division is known as a “fork.” Consequently, a modification to the source code becomes part of a blockchain network only if accepted by participants collectively having most of the processing power on the network.
Each “account” on a blockchain network is identified by its unique public key, and is secured with its associated private key (which the account holder must keep secret, like a password). Cryptocurrencies are treated as bearer assets, because possession of the private key generally determines who controls or owns a cryptocurrency. Protecting private keys from unwarranted access and theft is critically important, as once the private key is taken, in most circumstances, control over the related cryptocurrency is gone. The combination of private and public cryptographic keys constitutes a secure digital identity in the form of a digital signature. As long as the private key is kept private (i.e., confidential to the owner of the account) it provides strong control of ownership.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our current executive officers and directors, including their ages as of December 31, 2020.
NAME	AGE	POSITION(S)
Executive Officers
Peter Wall(1)	45	Chief Executive Officer and Interim Chairman
Alex Appleton(2)	41	Principal Financial Officer and Director
Non-Executive Directors
Sarah Gow(3)	50	Director
Maria Perrella(4)	55	Director
Matthew Shaw	61	Director
Colleen Sullivan(5)	47	Director

(1)
In addition to his role as our Chief Executive Officer, effective July 29, 2021, Peter Wall was appointed as our Interim Chairman following the departure of Ian MacLeod, as described in the section titled “Certain 2021 Actions”.

(2)
Effective September 4, 2020, Alex Appleton was engaged by the Company as our Principal Financial Officer. Effective July 29, 2021, Mr. Appleton joined our board of directors as an executive director.

(3)
Effective July 29, 2021, Sarah Gow joined our board of directors as a non-executive director.

(4)
Effective July 29, 2021, Maria Perrella joined our board of directors as a non-executive director.

(5)
Effective July 29, 2021, Colleen Sullivan joined our board of directors as a non-executive director.

The current business address for our executive officers and directors is c/o Argo Blockchain plc, 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England.
Executive Officers
The following is a brief summary of the business experience of our executive officers.
Peter Wall has served as our Chief Executive Officer since January 2020 and interim Chairman since July 2021. Mr. Wall was a member of the management team that founded the Company, and served as Vice President of Operations from January 2017 until his appointment as Chief Executive Officer. Mr. Wall also serves on our board of directors. Mr. Wall brings with him a variety of experience from many different industries. Currently, Mr. Wall serves as the non-Executive Chairman of Cellular Goods Plc, a consumer cannabinoid company based in London. Mr. Wall is also an advisor to NFT Investments Plc, listed on the Aquis exchange in the UK, and is an advisor to Pluto Digital PLC. Prior to his time with the Company, Mr. Wall was a Partner at The Art Department, a design and communications company, the Co-Founder of Hubud, an innovative co-working space in Bali, Indonesia, and a journalist and filmmaker with the Canadian Broadcasting Corporation in Toronto. Mr. Wall holds a B.A. in Philosophy from Bishop’s University and an M.J. in Journalism from the University of British Columbia.
Alex Appleton has served as our Principal Financial Officer since September 2020 and on our board of directors since July 2021. From April 2018 to September 2020, Mr. Appleton carried out various short term assignments through his consultancy company Appleton Business Advisors Limited. From November 2019 until March 2020, Mr. Appleton served as the Finance Director for Lucky King, an online crypto currency casino, and from June 2018 to November 2019 he served as the Interim Financial Director at Portland PR Limited, a political consultancy and public relations firm. From August 2012 to April 2018, Mr. Appleton was on the board of directors of Hudson Sandler Limited, a strategic communications consulting firm. Mr. Appleton is a member of the Institute of Chartered Accountants of Scotland. Mr. Appleton holds a B.A. in Accounting, Financial Management and Economics from Sheffield University.

Non-Executive Directors
The following is a brief summary of the business experience of our non-executive board members.
Sarah Gow has served on our board of directors since July 2021. Ms. Gow has over 19 years of banking experience. During her banking career, Ms. Gow served as a Project Manager at HSBC Global Asset Management, as the Director of Global Operations at Citigroup Asset Management as well as the Head of Operations for Citigroup Asset Management in London and as the Head of Operations at Smith Barney Global Capital Management Ltd. Ms. Gow is also the Founder of MyGiftClues Ltd., a company focused on simplifying the gifting process, and serves on the board of directors as the Corporate Secretary.
Maria Perrella has served on our board of directors since July 2021. Over the last 25 years, Ms. Perrella has held several senior leadership positions, including, most recently, as the Chief Financial Officer of MDA, a Canadian based international space mission partner. Prior to this, Ms. Perrella served as the Chief Finance Officer of ATS Automation Tooling Systems Inc., a global company focused on innovative, custom designed manufacturing solutions, for over ten years. Prior to ATS, Ms. Perrella held a variety of increasingly senior positions at L-3 Canada and Spar Aerospace. Ms. Perrella is a Chartered Professional Accountant and holds a B.A. in Business Administration degree from the York University Schulich School of Business in Canada.
Matthew Shaw has served on our board of directors since July 2019. Mr. Shaw has over 20 years of experience in finance, including in his role as an Executive Director at UBS Limited, from 1995 to 1998 giving him a depth of experience in capital markets, trading and structured products. Mr. Shaw has served as the Chief Executive Officer, Director and co-founder of Blimp Technologies Inc., an online platform for consumers and real estate professionals to collaborate, since June 2020, as well as Director of Blimp Homes Inc., its US subsidiary. Mr. Shaw has also served as the President of POMA Enterprises Ltd, a company focused on investments in financial assets since October 2013, and the co-founder of Protos Asset Management GmbH, an asset management company in Switzerland founded in 2017, which manages cryptocurrency and DeFi funds. Mr. Shaw serves on the board of directors of DeFi Yield Technologies Inc., a DeFi company and Yolo Build Inc., a company which invests in early stage cryptocurrency projects. Mr. Shaw also serves as a Director of Dramato Holdings Ltd, a Cyprus company which holds a land asset in Cyprus and as a Director of MAPO Properties Ltd which holds a US real estate asset. Prior to his current positions, Mr. Shaw was the Chief Executive Officer and Co-founder of Fullist Inc., a real estate data company, the co-founder of mCloud Technologies Corp., an AI and data analytics company focused on energy intensive assets, and the co-founder of Industrial Knowledge Inc., an industrial IoT company. Additionally, within the investment banking industry, Mr. Shaw co-founded Depfa Investment Bank, an investment bank focused on emerging markets, where he served as a General Manager and member of the Investment Committee, and also co-headed Carbon Trade & Finance SICAR, a carbon fund in Luxembourg. Mr. Shaw also served on the boards of First Class Ventures Ltd. and SteviaLife Sweeteners Ltd as part of a project in Africa to promote sustainable farming in Rwanda. Mr. Shaw holds a B.A. in English Language and Literature from Manchester University and an M.B.A. from Bradford University.
Colleen Sullivan has served on our board of directors since July 2021. Ms. Sullivan co-founded and is currently serving as the Chief Executive Officer of CMT Digital Holdings LLC and has been a partner with the broader CMT Group since 2013. Furthermore, Ms. Sullivan is also a co-founder and Managing Member of Sullivan Wolf Kailus LLC, a boutique law firm based in Chicago that specializes in hedge fund, private equity, venture capital, digital assets, and other alternative investment products. Previously, Ms. Sullivan practiced law in the Investment Funds and Derivatives group at Sidley Austin LLP and has been a licensed attorney in the State of Illinois since 2001. Prior to this, Ms. Sullivan co-founded iOptions Group LLC, which developed hedging and monetization strategies for holders of employee stock options. Ms. Sullivan serves as a director on the board of Silvergate Capital Corporation and Power and Digital Infrastructure Acquisition Corp., and serves as an advisor to the Digital Chamber of Commerce. Ms. Sullivan is also a co-founder of the DeFi Alliance, a decentralized finance accelerator. Ms. Sullivan holds a B.A. in Accounting from the University of St. Francis as well as a Juris Doctor from the DePaul University School of Law.
Family Relationships
There are no family relationships among any of our executive officers or directors.

Corporate Governance Practices and Foreign Private Issuer Status
As a “foreign private issuer,” as defined by the SEC, we will be permitted to follow home country corporate governance practices instead of certain corporate governance practices required by Nasdaq applicable to U.S. domestic issuers. We intend to voluntarily follow some Nasdaq corporate governance rules. However, we intend to follow UK corporate governance practices in lieu of the Nasdaq corporate governance rules as follows:
•
We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•
We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. Our independent directors may choose to meet in executive session at their discretion.

We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq corporate governance rules.
Although we may rely on certain home country corporate governance practices, we will be required to comply with the Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we will be required to have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and consists of committee members that meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).
If we cease to be a “foreign private issuer” under the Nasdaq rules and the Exchange Act, as applicable, we will take all action necessary to comply with applicable Nasdaq corporate governance rules.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Composition of our Board of Directors
Our board of directors is composed of six members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that Maria Perrella, Sarah Gow, Colleen Sullivan and Matthew Shaw do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
Committees of our Board of Directors
Our board of directors will have three standing committees: an audit committee, a remuneration committee and a nomination committee. Each of these committees will be governed by a charter that is consistent with applicable UK law and SEC and Nasdaq corporate governance rules, effective upon the effectiveness of the registration statement of which this prospectus forms a part, and which will be available on the Investors section of our website at www.argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Audit Committee
Our Audit Committee consists of Maria Perrella, Matthew Shaw and Sarah Gow. Maria Perrella serves as the chairman of the Audit Committee. Our board determined that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the

Nasdaq corporate governance rules. Our board determined that Maria Perrella is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.
Our board determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.
The Audit Committee will be responsible for, among other things:
•
the appointment, compensation, retention and oversight of the work and termination of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•
evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•
reviewing and discussing with the executive officers, the board and the independent auditor our financial statements and our financial reporting process;

•
approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy;

•
reviewing and overseeing the adequacy and effectiveness of our financial reporting and internal control policies and systems; and

•
reviewing and recommending amendments to the Code of Business Conduct and Ethics.

The Audit Committee will meet with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities and at such other times as the chairman of the Audit Committee shall think fit. The Audit Committee will meet at least once per year with our independent auditor, without our management being present.
Remuneration Committee
Our Remuneration Committee consists of Matthew Shaw, Maria Perrella and Sarah Gow. Sarah Gow serves as chairman of the committee.
The Remuneration Committee will be responsible for:
•
identifying, reviewing and proposing policies relevant to executive officer compensation;

•
evaluating each executive officer’s performance in light of such policies and reporting to the board;

•
determining any equity long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•
reviewing and assessing risks arising from our compensation policies and practices.

Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of Sarah Gow, Matthew Shaw and Maria Perrella. Matthew Shaw serves as chairman of the committee. Our board intends to adopt a Nominating and Corporate Governance Committee charter setting forth the responsibilities, which include:
•
drawing up selection criteria and appointment procedures for board members;

•
recommending nominees for election to our board and its corresponding committees; and

•
assessing the functioning of individual members of board and executive officers and reporting the results of such assessment to the board.

Code of Conduct
We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics will apply to all of our executive officers, board members and employees.
Compensation of Executive Officers and Directors
For the year ended December 31, 2020, the aggregate cash compensation paid to the members of our board of directors and our executive officers for services in all capacities was £572,672. Of that aggregate amount, £532,222 was related to compensation paid to the members of our board of directors, which compensation includes amounts paid to directors, if applicable, in respect of services as an executive officer. In the year ended December 31, 2020, our highest paid director was Peter Wall, our Chief Executive Officer, who received compensation of £240,922.
Executive Officer Remuneration
The following table sets forth the approximate cash compensation paid to our executive officers during the fiscal year ended December 31, 2020.
NAME AND PRINCIPAL POSITION	YEAR	SALARY (£)	BONUS(1) (£)	TOTAL(2) (£)
Peter Wall(3)	2020	213,873	27,049	240,922
Chief Executive Officer and Interim Chairman
Ian MacLeod	2020	128,539	36,444	164,983
Former Executive Chairman
Alex Appleton(4)	2020	35,500	4,950	40,450
Principal Financial Officer
James Savage(5)	2020	47,035	—	47,035
Former Principal Financial Officer
Timothy Le Druillenec(6)	2020	30,000	—	30,000
Former Principal Financial Officer

(1)
Amounts shown reflect the discretionary cash bonuses that our board of directors awarded to the executive officers in 2021 for performance in 2020.

(2)
Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted to or held by our executive officers, which is described in “— Equity Compensation Arrangements.”

(3)
In addition to his role as our Chief Executive Officer, effective July 29, 2021, Mr. Wall was appointed as the Interim Chairman following the departure of Ian MacLeod.

(4)
Effective September 4, 2020, Alex Appleton was engaged by the Company as our Principal Financial Officer. This table reflects compensation earned by Mr. Appleton from the date of his engagement through the end of the year. Effective July 29, 2021, Mr. Appleton joined our board of directors as an executive director.

(5)
James Savage served as our Principal Financial Officer starting on May 5, 2020 following the resignation of Timothy Le Druillenec. Mr.Savage ceased to be the Principal Financial Officer effective September 9, 2020, at which time he became a non-executive director. This table reflects only the compensation he received as our Principal Financial Officer. The compensation he received as a non-executive director is described in “— Non-Executive Director Remuneration.”

(6)
Timothy Le Druillenec ceased to be our Principal Financial Officer and became a non-executive director effective May 1, 2020. This table reflects only the compensation he received as our Principal Financial Officer. The compensation he received as a non-executive director is described in “— Non-Executive Director Remuneration.”

Executive Officer Service Agreements
Peter Wall
We entered into a consultancy agreement with Vernon Blockchain Inc. effective December 30, 2019, as well as a side letter agreement with Mr. Wall dated as of January 14, 2020, pursuant to which Mr. Wall serves as our Chief Executive Officer (the “Wall Agreement”). Under the terms of the Wall Agreement, Mr. Wall is entitled to receive a fee of £16,000 per month, and has the opportunity to earn a bonus as determined by the board of directors. Mr. Wall may join any registered pension scheme that we establish in the future. Additionally, the Wall Agreement entitles Mr. Wall to certain enumerated employee benefits. The Company does not at this time maintain or provide any such benefits to employees or consultants. Accordingly, the parties have agreed that Mr. Wall will receive a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits.
Either party may terminate Mr. Wall’s engagement by giving the other party not less than 52 weeks’ written notice, provided that we may terminate the services of Mr. Wall at any time with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Wall’s bankruptcy, and the winding up of Vernon Blockchain Inc. The Wall Agreement also contains restrictive covenants pursuant to which Mr. Wall has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of services.
Ian MacLeod
We entered into a consultancy agreement with Tenuous Holdings Ltd. effective January 1, 2020, as well as a side letter agreement with Mr. MacLeod dated as of January 1, 2020, pursuant to which Mr. MacLeod served as our executive director and Executive Chairman of the board of directors (the “MacLeod Agreement”). Mr. MacLeod ceased to be the Executive Chairman effective July 29, 2021, as described in the section titled “Certain 2021 Actions”. In respect of the termination of service, the Company paid Mr. MacLeod a fee of £132,000 in lieu of the notice period required in the MacLeod Agreement.
The MacLeod Agreement entitled Mr. MacLeod to receive a fee of £10,000 per month, and an opportunity to earn a bonus as determined by the board of directors. Mr. MacLeod was entitled to join any registered pension scheme that we established. Additionally, the MacLeod Agreement entitled Mr. MacLeod to certain enumerated employee benefits. The Company did not maintain or provide any such benefits to employees or consultants during Mr. MacLeod’s service. Accordingly, Mr. MacLeod received a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits.
The MacLeod Agreement also contains restrictive covenants pursuant to which Mr. MacLeod has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.
Alex Appleton
We entered into a consultancy agreement with Appleton Business Advisors Limited effective September 4, 2020, pursuant to which Mr. Appleton serves as our Principal Financial Officer (the “Appleton Agreement”).
The Appleton Agreement entitled Mr. Appleton to receive a fee of £8,500 per month until November 30, 2020 and £10,000 per month thereafter. Either party may terminate the Appleton Agreement by giving the other party not less than four weeks’ written notice, provided that we may terminate the services of Mr. Appleton at any time with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Appleton’s bankruptcy, and the winding up of Appleton Business Advisors Limited. The Appleton Agreement also contains restrictive covenants pursuant to which Mr. Appleton has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.

Equity Compensation Arrangements
We have granted and expect to continue to grant share options and awards under our 2018 Equity Incentive Plan (the “2018 Plan”), including the UK Non-Tax Advantaged Sub-Plan maintained under the 2018 Plan (the “UK Sub-Plan”).
The 2018 Plan
Our board of directors adopted the 2018 Plan on July 25, 2018.
Eligibility, Awards and Administration
Employees, consultants and directors of the Company and its affiliates, and certain other individuals designated by the board of directors who are expected to become employees, consultants or directors of the Company and its affiliates, are eligible to participate in the 2018 Plan. Under the 2018 Plan, our board of directors may grant stock option awards in order to attract and retain such persons who will contribute to our long-term success, to provide incentives that align the interests of such persons with those of the our shareholders, and to promote the success of our business. Grants under the 2018 Plan are subject to an overall limit and an individual limit. The overall limit applies, and an award may not be granted, if such grant would result in the total number of “dilutive shares” issued or subject to outstanding stock option awards under the 2018 plan exceeding 10% of the Company’s issued share capital. The individual limit generally provides that, other than in exceptional circumstances, the fair market value of ordinary shares subject to stock option awards made to an individual during any year may not exceed 200% of such individual’s salary or annual fee income. The 2018 Plan is administered by our board of directors or any committee to which it delegates such authority. . The authority of the board of directors includes, among other things, the authority to make and amend rules and regulations for the administration of the 2018 Plan.
Vesting, Exercise and Clawback
The vesting schedule for each stock option granted under the 2018 Plan is set forth in the applicable stock option agreement. Upon vesting, stock options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of the optionholder’s services to the Company. As an alternative to exercising a stock option, the board of directors may permit an optionholder who holds a vested stock option to surrender such stock option in exchange for a cash payment equal to the difference between the exercise price that the optionholder would have been required to pay to exercise such stock option and the then-current fair market value of the ordinary shares subject to the surrendered stock option, less applicable tax withholding. The board of directors may specify in a stock option agreement that the optionholder’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, including without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the option agreement or otherwise applicable to the optionholder, a termination of the optionholder’s continuous service for “cause” (as defined in the 2018 Plan), or other conduct by the optionholder that is detrimental to our business or reputation.
If an optionholder dies or ceases to provide services while a stock option award is outstanding, such stock option award will lapse on a ratable basis based on the portion of the vesting period which remains. An optionholder (or the optionholder’s personal representative) may be permitted to exercise a stock option during a limited period of time after the optionholder’s termination of services. Such period of exercisability ranges from 90 days to 12 months and may occur immediately upon such termination or at a future time tied to either the date on which the stock options would have originally vested or the occurrence of certain specified corporate transactions. Whether and to what extent an optionholder may exercise a vested stock option after the applicable termination of services will depend on the circumstances of such termination.
Certain Transactions
Outstanding stock options will accelerate in full and vest upon certain change in control events described in the 2018 Plan. Upon the occurrence of any such change in control event, the board of directors has discretion, with at least ten days’ advance notice to optionholders, to cancel outstanding awards in exchange for payments to affected optionholders in cash, stock or a combination thereof.
Amendment and Termination
Our board of directors has the authority to amend, suspend, or terminate the 2018 Plan, except that an optionholder must consent to any amendment that would materially adversely affect the optionholder’s rights. Certain amendments to the 2018 Plan require shareholder approval, including the increase in the limit on the maximum number of shares issuable under the 2018 Plan and the reduction of the exercise price of a stock option. No new awards may be granted under the 2018 Plan while the 2018 Plan is suspended or after it is terminated, but awards previously granted may extend beyond the date of suspension or termination.
The UK Sub-Plan
Our board of directors adopted the UK Sub-Plan on July 25, 2018. The UK Sub-Plan includes substantially the same provisions as the 2018 Plan except those with respect to United Kingdom tax liabilities, including liabilities relating to the United Kingdom National Insurance contributions.
The following table summarizes the number of ordinary shares underlying options granted to executive officers and non-executive directors as of December 31, 2020:
NAME	ORDINARY SHARES UNDERLYING OPTIONS	EXERCISE PRICE PER ORDINARY SHARE (£)	GRANT DATE	EXPIRATION DATE (IF APPLICABLE)
Executive officers
Peter Wall	1,000,000	0.16	07/25/2018	07/25/2024
	5,700,000	0.07	02/05/2020	02/04/2030
Ian MacLeod	1,900,000	0.07	02/05/2020	07/25/2024
Alex Appleton	—	—	—	—
Timothy Le Druillenec	—	—	—	—
Non-executive directors(1)
Matthew Shaw	1,000,000	0.16	07/17/2019	07/17/2025
	475,000	0.07	02/05/2020	07/25/2024
James Savage	—	—	—	—
Marco D’Attanasio	—	—	—	—

(1)
Sarah Gow, Colleen Sullivan and Maria Perrella joined the board of directors in 2021, and therefore did not hold any options as of December 31, 2020.

Non-Executive Director Remuneration
The following table presents the individual compensation and benefits provided to our non-executive directors in their capacity as non-executive directors during the fiscal year ended December 31, 2020:
NAME	FEES DELIVERED IN CASH (£)	FEES DELIVERED IN SHARES (£)	TOTAL FEES (£)
Non-executive directors(1)
Matthew Shaw	36,532	—	40,862
James Savage	8,750	—	8,750
Marco D’Attanasio	12,500	—	12,500
Timothy Le Druillenec	6,000	—	6,000

(1)
Sarah Gow, Colleen Sullivan and Maria Perrella joined the board of directors in 2021, and therefore did not receive remuneration during the year ended December 31, 2020.

Non-Executive Director Letter Agreements
We have entered into service contracts with our directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.
Pension, Retirement or Similar Benefits
We do not currently sponsor any pension schemes or pay any pension-related benefits to employees or non-employee directors.
Insurance and Indemnification
To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We have entered into a deed of indemnity with each of our directors and executive officers. In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Certain 2021 Actions
Changes to Our Board of Directors
Effective July 29, 2021, the Company appointed Sarah Gow, Colleen Sullivan, and Maria Perrella to the board of directors as non-executive directors, and appointed Alex Appleton as an executive director. On the same day, Ian MacLeod ceased to be the Executive Chairman and James Savage and Marco D’Attanasio ceased to be non-executive directors. Following Mr. MacLeod’s departure, Peter Wall was appointed as the Interim Chairman while retaining his position as the Company’s Chief Executive Officer. In respect of Mr. MacLeod’s termination of service, the Company provided him a fee of £132,000 in lieu of the notice period required in the MacLeod Agreement. Messrs. Savage and D’Attanasio did not receive any compensation in respect of the termination of service.
2021 U.S. Equity Incentive Plan
Our board of directors adopted the 2021 U.S. Equity Incentive Plan (the “US Plan”) on July 26, 2021.
Eligibility, Awards and Administration
Employees, consultants and directors of the Company and its present and future divisions and affiliates are eligible to participate in the US Plan. Under the US Plan, our board of directors may grant non-qualified stock option awards in order to attract and retain such persons who will contribute to our long-term success, to provide incentives that align the interests of such persons with those of our shareholders, and to promote the success of our business. An award may not be granted if such grant would result in the total number of “dilutive shares” issued or subject to outstanding options under any equity compensation arrangements exceeding 10% of the Company’s issued share capital. The US Plan is currently administered by our board of directors and the board of directors may delegate its administrative authority under the plan to a committee. The authority of the board of directors includes, among other things, the authority to make and amend rules and regulations for the administration of the US Plan.
Vesting and Exercise
The vesting schedule for each stock option granted under the US Plan is set forth in the applicable option agreement. Upon vesting, stock options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of the optionholder’s services to the Company.

Unless otherwise provided in the option agreement, an optionholder (or the optionholder’s personal representative) may be permitted to exercise a stock option during a limited period of time after the optionholder’s termination of services. Such period of exercisability ranges from 90 days to 12 months, depending on the reason for the termination.
Certain Adjustments
If any change is made in the number of outstanding shares through the declaration of stock dividends, a stock split or a combination or exchange of shares, appropriate adjustments will be made in the number and price of shares subject to each outstanding award and the number of shares available for grant under the US plan; provided, however, that any fractional shares resulting from such adjustments will be eliminated.
Corporate Transactions
In the event of a proposed dissolution or liquidation of the Company, or certain other corporate transactions including but not limited to a split-up, split-off, spin-off, or a merger or consolidation of the Company with another corporation (other than certain mergers or consolidations in which the Company is the surviving corporation), our board of directors may provide that (i) the holders of then-exercisable stock options will have the right to exercise such options solely for the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation or other transactions; or (ii) each stock option award granted under the US Plan will terminate, with at least 10 day’s advance notice to optionholders informing them of the right to exercise during the 10-day period preceding such termination.
Amendment and Termination
Our board of directors has the authority to amend or terminate the US Plan, except that no suspension, termination, amendment or modification may adversely affect any stock options previously granted unless the written consent of the affected optionholders is obtained. No new options may be granted under the US Plan following the 10-year anniversary of its adoption by our board of directors.

RELATED PARTY TRANSACTIONS
The following is a description of our related party transactions since January 1, 2018.
Certain of these related party transactions relate to the following former directors during their time as directors of the Company: Jonathan Bixby, a director of the Company from February 2, 2018 until May 16, 2019; Mike Edwards, a director of the Company from February 2, 2018 until January 27, 2020; and Timothy Le Druillenec, a director of the Company from December 5, 2017 until June 25, 2020.
Certain of these related party transactions relate to the following member of the management team: Inderpreet Hothi, the Company’s Chief Technology Officer.
Founder Agreement
On February 8, 2018, we entered into an agreement with Durban Holdings, Inc., a company under the joint ownership and control of Jonathan Bixby and Mike Edwards, at the time each a director of the Company, August First Ventures, White Umbrella Consulting Inc., IronPort Blockchain Financial Inc., Second Wave Capital LP, Plum Capital, Adrian Beeston and Andrew Fargos, a director and shareholder in Cornhill Capital Limited, which was previously appointed as the Company’s financial broker (together, the “Founder Shareholders”) pursuant to which we agreed to pay the Founder Shareholders a total amount of £95,000, allocated between the Founder Shareholders pro rata to their respective percentage shareholdings in the Company in consideration for their efforts to enable the Company to enter into (x) certain memorandum of understanding and (y) a media buying contract with Flatiron Collective, Inc.
Share Based Payment
In 2018, we issued shares with a total value of £35,000 at the time of issuance to Timothy Le Druillenec, who was a director of the Company at the time, in lieu of payment for professional services provided to the Company in excess of the services required by his directorship, including services in connection with the establishment of the Company, the facilitation of the Company’s initial public offering process, managing related legal work and management of shareholder relationships.
Fixed Assets
In 2018, we paid £93,323 in respect of equipment bought for, and expenses incurred on behalf of, the Company by Vernon Blockchain Inc., of which Peter Wall is the sole shareholder and a director.
Advertising Services
In 2018, we paid £83,780 for advertising services to Stanley Park Ventures, of which Jonathan Bixby, at the time a director of the Company, was a director.
Rental Agreements
The Company rented office space in London, England from Dukemount Capital plc, of which Timothy Le Druillenec, at the time a director of the Company, was a director, for £4,620, £3,300 and £275 respectively in 2018, 2019 and 2020, respectively. The agreement has been terminated.
The Company rented office space in Quebec, Canada from Vernon Blockchain Inc., of which Peter Wall is the sole shareholder and a director, for £30,471, £9,314 and £20,876 in 2018, 2019 and 2020, respectively.
Each of these agreements was negotiated on an arm’s length basis and the agreements do not contain long-term commitments.
Protos Asset Management
In 2019 and 2020, we obtained services related to crypto portfolio management from Protos Asset Management, a company founded by Matthew Shaw. We paid Protos Asset Management a monthly management fee based on a prescribed formula in the agreement, which amounted to $5,000 per month. In addition, we paid Protos Asset Management a percentage performance fee equal to 20% of the increase in net asset value. In 2019, for the period in which Mr. Shaw was a director of the Company, we paid £83,553 in management fees and percentage performance fees. In 2020, we paid £22,715 in management fees and percentage performance fees. This service agreement was terminated in 2020.
In 2019, we entered into a short-term loan agreement with Protos Cryptocurrency Master Fund II, a fund managed by Protos Asset Management, providing for a loan to the Company with an aggregate principal amount of $1 million and an interest rate of 2% per month. This loan was fully repaid in June 2020.
Agreements with Board Members and Executive Officers
In 2019, we paid: £413,340 to Possibilities Training Group Ltd in respect of the fees, including termination payments paid in lieu of notice, of Jonathan Bixby (2018: £208,612); £343,555 to MSE Management Inc. in respect of the fees, including termination payments paid in lieu of notice, of Mike Edwards (2018: £208,982); and, £250,218 to Blockchain Consulting in respect of fees of Inderpreet Hothi (2018: £134,706).
For a description of our other agreements with our board members and executive officers, please see “Management - Executive Officer Service Agreements” and “Management - Non-Executive Director Letter Agreements.”
Indemnification Agreements
We have entered into indemnification agreements with our board members and executive officers. Our Articles of Association allow us to indemnify our board members and executive officers to the fullest extent permitted by law, subject to certain exceptions. See “Management - Insurance and Indemnification” for a description of these indemnification agreements.
Related Person Transaction Policy
Our board of directors has adopted a written statement of policy regarding transactions with related persons (the “Related Person Policy”). Our Related Person Policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the board of directors any “related person transaction” (defined as any transaction or any material amendment or modification to an existing Related Person Transaction that is not in the ordinary course of business and not on normal market terms, in which we were or are to be a participant and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors, as applicable. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2021 for:
•
each beneficial owner of 3% or more of our outstanding ordinary shares;

•
each of our directors and executive officers; and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of June 30, 2021. Percentage ownership calculations are based on ordinary shares outstanding as of June 30, 2021.
The percentage of ordinary shares beneficially owned after completion of this offering is based on ordinary shares outstanding after this offering.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Argo Blockchain plc, 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England. As of October 19, 2021, to our knowledge,           U.S. record holders held    % of our issued and outstanding ordinary shares.
NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED	PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
		BEFORE OFFERING	AFTER OFFERING
3% or Greater Shareholders:
Amplify Transformational Data Sharing ETF(1)		%	%
Executive Officers and Directors:
Peter Wall	*	*	*
Alex Appleton	*	*	*
Matthew Shaw	*	*	*
Sarah Gow	*	*	*
Colleen Sullivan	*	*	*
Maria Perrella	*	*	*
All current directors and executive officers as a group (6 persons)

*
Represents beneficial ownership of less than one percent.

(1)
The address for Amplify Transformational Data Sharing ETF is 310 S. Hale Street, Wheaton, Illinois. Amplify Transformational Data Sharing ETF did not own any ordinary shares in September 2018.

MATERIAL INCOME TAX CONSIDERATIONS
Material United Kingdom Tax Considerations
The following is a general description of certain UK tax consequences relating to the Notes and is based on the Company’s understanding of current UK tax law and HM Revenue & Customs (“HMRC”) published practice, both of which may be subject to change, possibly with retrospective effect. It does not purport to be a complete analysis of all UK tax considerations relating to the Notes, does not purport to constitute legal or tax advice, relates only to persons who are the absolute beneficial owners of the Notes and who hold the Notes as a capital investment, and does not deal with certain classes of persons (such as brokers or dealers in securities and persons connected with the Company) to whom special rules may apply.
References to “interest” refer to “interest” as understood for UK tax purposes. They do not take into account any different definitions of “interest”, that may prevail under any other tax law or that may apply under the terms and conditions of the Notes or any related document.
If you are subject to tax in any jurisdiction other than the United Kingdom or if you are in any doubt as to your tax position, you should consult an appropriate professional adviser.
Interest on the Notes
Payment of Interest on the Notes
Interest on the Notes will be payable without withholding or deduction for or on account of UK income tax provided that the Notes carry a right to interest and the Notes are and remain listed on a “recognised stock exchange” within the meaning of section 1005 of the Income Tax Act 2007. Nasdaq is a recognised stock exchange for these purposes. Securities such as the Notes will be treated as listed on Nasdaq if they are officially listed in the U.S. and admitted to trading on Nasdaq in accordance with provisions corresponding to those generally applicable in EEA states.
In other cases, an amount must generally be withheld from payments of interest on the Notes on account of UK income tax at the basic rate (currently 20%), unless (i) the Company has received a direction to the contrary from HMRC in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or (ii) any other relief or exemption applies.
Any premium payable on redemption may be treated as a payment of interest for UK tax purposes and may accordingly be subject to the withholding tax treatment described above.
Further UK Tax Issues
Interest on the Notes may constitute UK source income for tax purposes and, as such, may be subject to UK tax by way of direct assessment (including self-assessment) even where paid without withholding or deduction.
However, interest with a UK source received without withholding or deduction for or on account of UK income tax will not be chargeable to UK tax in the hands of a holder of Notes who is not resident for tax purposes in the United Kingdom (other than in the case of certain trustees) unless (i) that holder of Notes carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of holders of Notes who are companies through a permanent establishment in the United Kingdom; and (ii) the interest is received in connection with, or the Notes is attributable to, that permanent establishment, branch or agency. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such holders of Notes.
UK corporation tax payers
In general, holders of Notes which are within the charge to UK corporation tax (including non-resident holders whose Notes are used, held or acquired for the purpose of a trade carried on in the United Kingdom through a permanent establishment) will be charged to tax as income on all returns, profits or gains on, and fluctuations in value of, the Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their IFRS or UK GAAP accounting treatment.
Other UK tax payers
Taxation of chargeable gains
If the Notes constitute “deeply discounted securities” for the purposes of Chapter 8 of Part 4 of ITTOIA 2005 (as to which, see “— Taxation of discount” below), the Notes should also constitute “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, with the result that on a disposal of the Notes neither chargeable gains nor allowable losses should arise for the purposes of United Kingdom taxation of capital gains.
If the Notes are not “deeply discounted securities” they will fall outside the definition of “qualifying corporate bond” mentioned above and therefore any disposal of such a Note by an individual holder who is resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which such a Note is attributable may give rise to a chargeable gain or allowable loss for the purposes of United Kingdom tax on chargeable gains, depending on individual circumstances. In calculating any gain or allowable loss on disposal of such a Note, sterling values are compared at acquisition and transfer or redemption. Accordingly, a United Kingdom taxable gain could arise even where any U.S. dollar amount received on a disposal is less than or the same as the amount paid for a Note.
Special rules may apply to individuals who have ceased to be resident in the United Kingdom and who dispose of their Notes before becoming once again resident in the United Kingdom.
Accrued income profits
On a disposal of Notes by a holder of Notes, any interest which has accrued since the last interest payment date may be chargeable to tax as income under the rules relating to accrued income profits as set out in Part 12 of the Income Tax Act 2007 if that holder of Notes is resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. These provisions will not apply if the Notes are deemed to be “deeply discounted securities” (as to which, see “—Taxation of discount” below).
Taxation of discount
Dependent on, among other things, the discount (if any) at which the Notes are issued, the Notes may be deemed to constitute “deeply discounted securities” for the purposes of Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005. If the Notes are deemed to constitute deeply discounted securities, individual holders of Notes who are within the charge to UK income tax in respect of the Notes generally will be liable to UK income tax on any gain made on the sale or other disposal (including redemption) of the Notes. However, such holders will not be able to claim relief from United Kingdom income tax in respect of costs incurred on the acquisition, transfer or redemption of, or losses incurred on the transfer or redemption of, the Notes.
Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
No UK stamp duty or SDRT should be payable on the issue or transfer of the Notes.
Material United States Federal Income Tax Considerations
The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the Notes. This summary applies only to Notes held as capital assets (generally, assets held for investment) by those initial holders who purchase Notes at their “issue price,” which will equal the first price at which a substantial amount of the Notes is sold for money to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof

(the “Code”), administrative pronouncements, judicial decisions and applicable U.S. Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the U.S. federal income tax consequences described herein. This summary does not describe all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities that have elected the mark-to-market method of accounting, certain former citizens or long-term residents of the United States, persons holding Notes as part of a straddle, hedge or other integrated transaction, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or persons subject to the alternative minimum tax. Further, this summary does not address the U.S. federal estate and gift tax, the Medicare tax on net investment income or the state, local and non-U.S. tax consequences of holding and disposing of the Notes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of partnerships considering an investment in Notes are urged to consult their tax advisers as to the particular U.S. federal income tax consequences to them of holding and disposing of the Notes.
THIS SUMMARY IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Tax Consequences to U.S. Holders
As used herein, the term “U.S. Holder” means, for U.S. federal income tax purposes, a beneficial owner of a Note that is: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, a state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a United States court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code can control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996, and has elected to continue to be treated as a United States person.
Payments of Interest
Stated interest paid on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. It is expected, and the rest of this discussion assumes, the Notes are sold in this offering at par, or at a de minimis discount from par, such that the Notes will be issued without original issue discount for U.S. federal income tax purposes. For this purpose, a discount from par is considered de minimis if it is less than 0.25% of the stated redemption price at maturity of the Notes (generally, their principal amount) multiplied by the number of complete years to maturity from their original issue date.
Sale, Exchange, Retirement or Other Taxable Disposition of the Notes
Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other taxable disposition and the U.S. Holder’s tax basis in the Note at that time. For these purposes, the amount realized generally will include the sum of the cash and the fair market value of any property received in exchange for the Note. However, the amount realized does not include any amount attributable to accrued but unpaid interest, which will be treated as ordinary interest income, as described above in “— Payments of Interest,” to the extent not previously included in income by the U.S. Holder. A U.S.

Holder’s tax basis in a Note generally will equal the cost of the Note to the U.S. Holder. Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition the Note has been held for more than one year. Under current law, long-term capital gains of certain non-corporate holders generally are taxed at preferential rates. The deductibility of capital losses against ordinary income is subject to limitations.
Tax Consequences to Non-U.S. Holders
As used herein, the term “Non-U.S. Holder” means, for U.S. federal income tax purposes, a beneficial owner of a Note that is an individual, corporation, estate or trust that is not a U.S. Holder (as defined above).
Payment of Interest and Sale, Exchange, Retirement or Other Taxable Disposition of the Notes
A Non-U.S. Holder of a Note generally will not be subject to U.S. federal income tax or withholding tax on payments of interest or any gain realized on the sale, exchange, retirement or other taxable disposition of the Note, unless:
(i)
the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise; or

(ii)
the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

If you are a Non-U.S. Holder described in (i) above, you generally will be subject to tax as described below in “— United States Trade or Business.” If you are a Non-U.S. Holder described in (ii) above, you generally will be subject to a flat 30% (or lower applicable treaty rate) U.S. federal income tax on the gain derived from the sale, exchange, retirement or other taxable disposition of a Note, which may be offset by certain U.S. source capital losses.
United States Trade or Business
If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States, and if income or gain on the Note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax on interest discussed above, generally will be taxed on such income or gain in the same manner as a U.S. Holder (see “— Tax Consequences to United States Holders” above), subject to an applicable income tax treaty providing otherwise. Such a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed Internal Revenue Service (“IRS”) Form W-8ECI in order to claim an exemption from withholding tax on interest. In addition to regular U.S. federal income tax, Non-U.S. Holders that are corporations may be subject to a U.S. branch profits tax on their effectively connected earnings and profits, subject to adjustments, at a 30% rate (or lower applicable treaty rate, if any). Non-U.S. Holders engaged in a trade or business in the United States should consult their tax advisers with respect to other U.S. tax consequences of the ownership and disposition of Notes.
Information Reporting and Backup Withholding
Payments of interest, principal or proceeds from the disposition of a Note may be subject to information reporting. Such payments may also be subject to backup withholding of U.S. federal income tax if a recipient who is a U.S. Holder fails to furnish to the appropriate withholding agent an IRS Form W-9 containing, among other information, such U.S. Holder’s taxpayer identification number or to otherwise establish an exemption from backup withholding. Penalties also may be imposed on a recipient that fails to properly supply an IRS Form W-9 or other evidence of exemption from backup withholding. Any amounts deducted and withheld may be allowed as a credit against the recipient’s U.S. federal income tax liability, if any, provided the required information is furnished to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS.
In addition, a Non-U.S. Holder may be subject to information reporting and backup withholding with respect to payments received on the Notes, unless such Non-U.S. Holder is an exempt recipient or otherwise establishes an exemption. A Non-U.S. Holder generally will not be subject to information reporting or backup withholding, however, if it certifies as to its non-resident status (generally, by filing IRS Form W-8BEN, W-8BEN-E or such other applicable form). Amounts withheld under the backup withholding rules may be credited against a Non-U.S. Holder’s U.S. federal income tax, and a Non-U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.
U.S. Holders that are individuals or “specified domestic entities” (as defined in the U.S. Treasury Regulations) that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year (or with an aggregate value in excess of US$75,000 at any time during the taxable year), may be required to file an information report on IRS Form 8938 with respect to such assets with their U.S. federal tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Prospective purchasers are urged to consult their tax advisors regarding the application of this legislation to their ownership of Notes.

UNDERWRITING
B. Riley is acting as book-running manager and representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters dated      , 2021 (the “Underwriting Agreement”), we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of Notes set forth opposite its name below.
Underwriter	Principal Amount of Notes
B. Riley Securities, Inc.	$
Total	$
Subject to the terms and conditions set forth in the Underwriting Agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the Underwriting Agreement. These conditions include, among others, the continued accuracy of representations and warranties made by us in the Underwriting Agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus.
The several obligations of the underwriters under the Underwriting Agreement are conditional and may be terminated on the occurrence of certain stated events, including, in the event that at or prior to the closing of the offering: (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of us and our subsidiaries taken as a whole which, in the judgment of B. Riley, is material and adverse and makes it impractical or inadvisable to market the Notes; (ii) the occurrence of any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of B. Riley, impractical to market or to enforce contracts for the sale of the Notes; (iii) any suspension or material limitation of trading in securities generally on the New York Stock Exchange or the Nasdaq Stock Market, or any setting of minimum or maximum prices for trading on such exchange, or the failure of the such exchange to grant listing approval to the Notes subject to final issuance; (iv) any suspension of trading of any of our securities on any exchange or in the over-the-counter market; (v) any banking moratorium declared by any U.S. federal or New York authorities; (vi) any major disruption of settlements of securities, payment or clearance services in the United States or any other country where such securities are listed or (vii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of B. Riley, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Notes or to enforce contracts for the sale of the Notes on the terms and in the manner contemplated in this prospectus.
We have granted to the underwriters the option to purchase up to an additional $      of Notes at the public offering price, less the underwriting discounts (the “Option”). If any Notes are purchased pursuant to the Option, the underwriters will, severally but not jointly, purchase the Notes in approximately the same proportions as set forth in the above table. A purchaser who acquires any Notes forming part of the underwriters’ Option acquires such Notes under this prospectus, regardless of whether the position is ultimately filled through the exercise of the Option or secondary market purchases.
We have agreed to indemnify the underwriters against certain liabilities, including, among other things, liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.
We expect to deliver the Notes against payment for such Notes on or about      , 2021, which will be the second business day following the date of the pricing of the Notes.
Discounts and Expenses
B. Riley has advised us that the underwriters propose initially to offer the Notes to the public at the public offering price and to dealers at that price less a concession not in excess of per Note. After the underwriters have made a reasonable effort to sell all of the Notes at the offering price, such offering price may be decreased and may be further changed from time to time to an amount not greater than the offering price set forth herein, and the compensation realized by the underwriters will effectively be decreased by the amount that the price paid by purchasers for the Notes is less than the original offering price. Any such reduction will not affect the net proceeds received by us. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The following table shows the per Note and total underwriting discount that we are to pay to the underwriters in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the Option.
	Price to the Public	Underwriting Discount(1)	Net Proceeds(2)
Per Note	$	$	$
Total(3)	$	$	$

(1)
Pursuant to the terms of the Underwriting Agreement, the underwriters will receive a discount equal to $      per Note.

(2)
After deducting the underwriting discount but before deducting the structuring fee and expenses of the offering, estimated to be $      .

(3)
If the Option is exercised in full, the total price to the public, underwriting discount and net proceeds to us (after deducting the underwriting discount but before deducting estimated offering expenses) will be $      , $      and $      , respectively.

We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses, including attorneys’ fees, up to $      . In addition to the underwriting discounts, we have agreed to pay to B. Riley a structuring fee (the “Structuring Fee”) equal to    % of the gross offering proceeds, which Structuring Fee is to be paid in cash at the closing of this offering, and any additional closing in connection with the exercise of the Option. We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and underwriter reimbursements, will be approximately $      .
Stock Exchange Listing
We have applied to list the Notes on the Nasdaq Global Select Market. If the application is approved, trading of the Notes on Nasdaq is expected to begin within 30 days after the date of initial delivery of the Notes. An active trading market on Nasdaq for the Notes may not develop or, even if one develops, may not last, in which case the liquidity and market price of the Notes could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer the Notes at the time and price desired will be limited.
Stamp Taxes
If you purchase Notes offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Price Stabilization, Short Positions
Until the distribution of the Notes is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Notes. However, the representative may engage in transactions that have the effect of stabilizing the price of the Notes, such as purchases and other activities that peg, fix or maintain that price.
In connection with this offering, the underwriters may bid for or purchase and sell our Notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of our Notes than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional Notes in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Notes or purchasing Notes in the open market. In determining the source of Notes to close out the covered short position, the underwriters will consider, among other things, the price of Notes available for purchase in the open market as compared to the price at which they may purchase additional Notes pursuant to the option granted to them. “Naked” short sales are sales in excess of the option to purchase additional Notes. The underwriters must close out any naked short position by purchasing Notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Notes in the open market after pricing that could adversely affect investors who purchase in this offering.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales and other activities may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued at any time. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Notes. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Offer, Sale and Distribution of Notes
This prospectus in electronic format may be made available on websites maintained by one or more of the underwriters, and the underwriters may distribute the prospectus electronically.
Other than this prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by an underwriter or any selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Additional Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. On September 15, 2021, we entered into a common stock purchase agreement and registration rights agreement with an affiliate of B. Riley pursuant to which we have the right from time to time to sell to the affiliate of B. Riley up to the lesser of i) $500 million of shares of our common stock or ii) 19.99% of the outstanding shares of our common stock on the date such purchase agreement was entered into, on the terms and subject to the conditions set forth in the purchase agreement.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and any investment and trading activities may involve or relate to assets, securities or instruments of ours (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of our assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in our assets, securities and instruments.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Notes offered by this prospectus in any jurisdiction where action for that purpose is required. The Notes offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Notes offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Canada
The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Prohibition of Sales to EEA Retail Investors
Each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent, warrant and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by this Base Prospectus as completed by the Final Terms (or are the subject of the offering contemplated by a Drawdown Prospectus, as the case may be) in relation thereto to any retail investor in the European Economic Area. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:
(i)
a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)
a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Prohibition of Sales to UK Retail Investors
Each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent, warrant and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by this Base Prospectus as completed by the Final Terms (or are the subject of the offering contemplated by a Drawdown Prospectus, as the case may be) in relation thereto to any retail investor in the United Kingdom. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:
(i)
a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(ii)
a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR.

United Kingdom
Each underwriter has represented and agreed that:
(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

EXPENSES OF THIS OFFERING
Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of Notes in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.
EXPENSE	AMOUNT
SEC registration fee	$
Nasdaq listing fee	$
FINRA filing fee	$
Printing expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

LEGAL MATTERS
Sidley Austin LLP will pass upon certain legal matters for us in connection with the offering of the Notes. The underwriters are being represented in connection with the offering by Duane Morris LLP.

EXPERTS
The consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of PKF Littlejohn LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of PKF Littlejohn LLP is 15 Westferry Circus, Canary Wharf, London E14 4HD, England.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES
We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws.
In addition, uncertainty exists as to whether the courts of England and Wales would:
•
recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Sidley Austin LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Sidley Austin LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:
•
the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•
England and Wales courts had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•
the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

•
the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•
the judgment was not procured by fraud;

•
recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•
the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

•
the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the UK Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

•
there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

•
the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.
If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the Notes offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the Notes offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We currently make available to the public our annual and interim reports, as well as certain information regarding our corporate governance and other matters, on the Investors page of our website, www.argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Date: May 20, 2021
To the Board of Directors and Stockholders of Argo Blockchain plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Argo Blockchain plc & Subsidiaries (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the two years ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters:
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Critical audit matter	How we addressed the matter in our audit
Revenue recognition (Note 19) There is an inherent risk around the accuracy and completeness of revenue.	In responding to the identified critical audit matter we completed the following audit procedures:
Revenues are received from participation in the mining pools, which incorporate both block rewards and transaction fees, and gives rise to a completeness risk. The fair value of crypto assets received are in addition subject to high levels of volatility, therefore generating a significant risk of misstatement in respect of the accuracy of revenue recognised.
•
Updating our understanding of the internal control environment in operation for the significant income streams and obtaining an understanding of whether the key controls within these systems have been operating in the period under audit;

•
Performing substantive transactional testing of income recognised in the financial statements, by vouching a sample of transactions within the group’s wallets to the respective blockchain, and testing the fair value on initial recognition;

•
Vouching a sample of transactions directly from the blockchain back to the group’s wallets to confirm completeness of revenue;

•
Undertaking an analytical review of total revenue expected to be recognised within these financial statements by assessing the total hashpower contributed onto the network by the group against total block rewards and transaction fees issued over the year;

•
Vouching a sample of cryptocurrencies sold for fiat currency or separate cryptocurrencies and recalculating the gain or loss on disposal;

•
Performing a recalculation of the gain or loss on the revaluation on digital assets throughout the year and at the year-end;

•
Performing a review of post year end cryptocurrency receipts to ensure completeness of income recorded in the accounting period;

•
Testing the crypto-mining process to ensure delivery is in line with contractual terms, and subsequent revenue is recognised correctly and in accordance with the applicable framework; and

•
Ensuring disclosures in the financial statements are complete and adequate.

Recognition and valuation of digital currencies (Note 3)	In responding to the identified critical audit matter we completed the following audit procedures:
The group during the year entered into material transactions involving the purchase, mining and disposal of Crypto assets.
The group has other current assets of £4,637,438 at the period end comprising of Crypto currencies. The type and form of these assets can differ

•
Confirming good title to and quantities of the Crypto assets within the group’s wallets;

•
Reviewing and testing underlying agreements giving rise to the receipt of Crypto assets;

•
Agreeing the fair values of the Crypto assets at the transaction date and year end date to an

Critical audit matter	How we addressed the matter in our audit
significantly with regard to the ability to make payments, trade or exchange. In addition, not all Crypto assets have an active market whereby transactions in the digital currencies take place with sufficient frequency and volume in order to provide pricing information on an ongoing basis. Crypto assets can be subject to high levels of volatility. Therefore, there is a significant risk of material misstatement due to both the significant management estimates involved and the volatility attributed to crypto assets.
independent third party source;
•
Confirming that only the Crypto currencies traded on an active market have been measured at fair value; and

•
Performing a post year-end review to identify transactions which support the realisation of the year-end carrying value.

PKF Littlejohn LLP
We have served as the Company’s auditor since 2018.
London, England

GROUP STATEMENT OF FINANCIAL POSITION
	Note	As at 31 December 2020 £	As at 31 December 2019 £
ASSETS
Current assets
Trade and other receivables	12	2,175,319	2,085,699
Digital currencies	3	4,637,438	1,040,964
Cash and cash equivalents		2,050,761	161,342
Total current assets		8,863,518	3,288,005
Non-current assets
Investments at fair value through income or loss	7	1,393,303	58,140
Financial assets fair valued through income or loss	8	—	1,346,236
Intangible assets, net of accumulated amortization of £304,153 and £189,986 for December 31, 2020 and 2019, respectively	9	367,768	481,935
Property and equipment, net of accumulated depreciation of £7,425,042 and £2,518,912 for December 31, 2020 and 2019, respectively	10	10,524,232	15,399,312
Right-of-use assets, net of accumulated depreciation of £nil	10	7,379,387	—
Other receivables	11	4,114,726	4,151,400
Total non-current assets		23,779,416	21,437,023
Total assets		32,642,934	24,725,028
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade and other payables	13	936,659	3,987,086
Lease liability	14	3,469,672	—
Total current liabilities		4,406,331	3,987,086
Non-current liabilities
Lease liability	14	3,909,715	—
Total liabilities		8,316,046	3,987,086
Stockholders’ Equity
Common stock, £0.001 par value; 303,435,997 shares authorized, issued and outstanding at December 31, 2020 and 293,750,000 shares authorized, issued and outstanding at December 31, 2019	16	303,436	293,750
Additional paid-in capital	17	1,615,730	25,252,288
Accumulated other comprehensive income	17	442,852	178,240
Accumulated surplus/(deficit)	17	21,964,870	(4,986,336)
Total equity		24,326,888	20,737,942
Total equity and liabilities		32,642,934	24,725,028
The accompanying notes are an integral part to these audited consolidated financial statements.

GROUP STATEMENT OF COMPREHENSIVE INCOME
	Note	Year ended 31 December 2020 £	Year ended 31 December 2019 £
Revenues
Cryptocurrency mining revenue	19	18,957,417	8,616,879
Direct costs		(11,210,889)	(3,476,159)
Depreciation of mining equipment		(5,895,573)	(2,083,636)
Change in fair value of digital currencies	3	2,342,538	(201,747)
Realized loss on sale of digital currencies	3	(272,142)	(132,107)
Gross profit		3,921,351	2,723,230
Operating costs and expenses
Consulting fees		690,430	1,186,450
Professional fees		249,440	607,190
General and administrative	24	1,830,193	1,763,405
Gain from reversal of credit loss	24	(447,242)	—
Total operating expenses		2,322,821	3,557,045
Operating income/(loss)		1,598,530	(833,815)
Other income (expenses)
Interest income		1,389	5,617
Interest expense		(157,501)	(40,853)
Total other income		(156,112)	(35,236)
Income/loss before income taxes		1,442,418	(869,051)
Income tax expense	23	—	—
Net income/(loss)		1,442,418	(869,051)
Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
– Foreign exchange gain		264,612	178,240
Total comprehensive income		1,707,030	(690,811)
Earnings per share attributable to equity owners (pence)
Basic earnings per share	3	0.6p	(0.2p)
Diluted earnings per share	3	0.5p	(0.2p)
Weighted average shares outstanding
Basic		303,435,997	293,750,000
Diluted		334,638,379	293,750,000
The accompanying notes are an integral part to these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
	Common stock		Additional paid in capital £	Accumulated (deficit)/ surplus £	Accumulated other comprehensive income £	Total £
	Number	£
Balance at 1 January 2019	293,750,000	293,750	25,252,288	(4,117,285)	—	21,428,753
Other comprehensive income	—	—	—	—	178,240	178,240
Net loss	—	—	—	(869,051)	—	(869,051)
Total comprehensive income for the period	—	—	—	(869,051)	178,240	(690,811)
Balance at 31 December 2019	293,750,000	293,750	25,252,288	(4,986,336)	178,240	20,737,942
Stock based compensation charge		—	331,733	—	—	331,733
Common stock warrants lapsed/expired		—	(256,500)	256,500	—	—
Common stock warrants exercised*	8,550,000	8,550	1,359,450	—	—	1,368,000
Common stock options exercised*	1,135,997	1,136	181,047	—	—	182,183
Cancellation of share premium account		—	(25,252,288)	25,252,288	—	—
Total transactions with equity owners	9,685,997	9,686	(23,636,558)	25,508,788	—	1,881,916
Other comprehensive income	—	—	—	—	264,612	264,612
Net loss	—	—	—	1,442,418	—	1,442,418
Total comprehensive income for the period	—	—	—	1,442,418	264,612	1,707,030
Balance at 31 December 2020	303,435,997	303,436	1,615,730	21,964,870	442,852	24,326,888

*
Shares to be issued relate to share options and warrant exercised and paid up pre year end, however the shares were formally issued post year end.

The accompanying notes are an integral part to these audited consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
	Note	Year ended 31 December 2020 £	Year ended 31 December 2019 £
Cash flows from operating activities
Operating income/(loss)		1,598,530	(833,815)
Adjustments for:
Depreciation/Amortisation	9, 10	6,026,779	2,221,201
Foreign exchange movements		318,921	178,240
Loss on disposal of tangible assets		66,157	—
Stock based compensation		331,733	—
Interest expense		(157,501)	(40,853)
Changes in assets and liabilities:
(Increase) in trade and other receivables	12	(89,620)	(4,058,043)
(Decrease)/increase in trade and other payables	13	(2,106,788)	2,684,300
(Increase) in digital assets	3	(3,578,381)	(1,038,882)
Net cash flow from/(used in) operating activities		2,409,830	(887,852)
Investing activities
Investment in GPUone	7	—	(58,140)
Convertible loan note with GPUone	8	—	(1,346,236)
Purchase of tangible fixed assets	10	(1,807,971)	(15,025,708)
Proceeds from disposal of tangible fixed assets	10	704,282	—
Interest received		1,389	5,617
Net cash used in investing activities		(1,102,300)	(16,424,467)
Financing activities
(Decrease)/Increase in loans	13	(968,294)	1,084,218
Proceeds from shares to be issued from the exercise of stock options		1,550,183	—
Net cash generated from financing activities		581,889	1,084,218
Net increase/(decrease) in cash and cash equivalents		1,889,419	(16,228,101)
Cash and cash equivalents at beginning of period		161,342	16,389,443
Cash and cash equivalents at end of period		2,050,761	161,342
Material non-cash movements:
During the year, the company converted the loan to GPUone into equity in that entity.
The accompanying notes are an integral part to these audited consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
1.
ORGANIZATION AND DESCRIPTION OF BUSINESS

Argo Blockchain plc (“the Company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Blockchain Canada Holdings Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.
On 3 August 2018 the company gained admission to the official list (by way of Standard Listing under chapter 14 of the Listing Rules) and to trading on the London Stock Exchange’s main market for listed securities.
On 1 September 2018 the Company acquired 100% of Argo Innovation Labs Limited (formerly Argo Mining Limited) for £1, which was dormant in the period ended 31 December 2019 and 2020.
The principal activity of the group is that of a crypto asset mining.
The financial statements cover the year ended 31 December 2020.
2.
BASIS OF PREPARATION

The consolidated financial statements, including comparatives, have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”). The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments as described in the accounting policies below.
The financial statements are prepared in sterling, which is the functional currency of the parent company. Monetary amounts in these financial statements are rounded to the nearest £. Argo Innovations Labs Inc.’s functional currency is Canadian Dollars; all entries from this entity are presented in the Group’s presentational currency of sterling. Where Argo Innovation Labs Inc’s functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.
The Group has reclassified the 2019 comparative for the fair value movement in digital currencies. This is now included in the calculation of gross income, whereas previously in 2019 this was included in operating income/(loss). The reclassification into gross income in 2020 more accurately reflects the nature and management of these assets as inventory for commodity broker-traders.
3.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
Going concern
The preparation of consolidated financial statements requires an assessment on the validity of the going concern assumption. The Directors have reviewed cash flow projections for a period of 14 months from the date of approval of the Financial Statements. The Group currently has an increasing level of revenues and margin as crypto prices have increased significantly at the end of the year and post the year end.

In making their assessment of going concern, the Directors acknowledge that the Group has increasing cash reserves from the exercise of share options and warrants and two private placements post year end and can therefore confirm that they hold sufficient funds to ensure the Group continues to meet its obligations as they fall due for a period of at least one year from date of approval of these Financial Statements. The Directors have considered the impacts of Covid-19 and conclude that there are no material factors that are likely to affect the ability of the Group to continue as a going concern. Accordingly, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements.
Revenue recognition
Mined income: The Group recognised revenue during the period in relation to mined crypto. The Group operates out of mining pools and the provision of computing power is the only performance obligation in the Company’s operations with the third party pool operators. The transaction price is the fair value of crypto mined, being the fair value per the prevailing market rate for that cryptocurrency on the transaction date, and this is allocated to the number of crypto mined. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized, being when it has been received in the Group’s wallet. Mining earnings are made up of the baseline block reward and transaction fees of between 5% to 10%, however, these are bundled together in the daily deposits from mining and therefore are not capable of being analysed separately. Digital asset awards from the mining pool operator are remitted to the pool participants’ wallets net of the operator’s fees. This reduction is reflected in the quantity of digital assets received by the Group and recorded as a reduction to revenue.
Direct costs
Direct costs of mining revenue are comprised of the fees we pay to third parties to host, operate and maintain our mining machines and utility costs. Where we have transitioned to a model in which we own and operate our mining facilities, cost of revenue includes direct facilities costs including utility costs, and personnel costs, including compensation and benefits, associated with operating these owned mining facilities.
Basis of consolidation
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
The group consists of Argo Blockchain plc and its wholly owned subsidiaries Argo Innovation Labs Inc and Argo Innovation Labs Limited, the latter remaining dormant. Argo Innovation Labs Limited has been dormant since incorporation.
In the parent company financial statements, investments in subsidiaries, joint ventures and associates are accounted for at cost less impairment.
The consolidated financial statements incorporate those of Argo Blockchain plc and all of its subsidiaries (i.e. entities that the group controls through its power to govern the financial and operating policies so as to obtain economic benefits). Subsidiaries acquired during the year are consolidated using the purchase method. Their results are incorporated from the date that control passes. On the basis that Argo Innovation Labs Limited was dormant during the year and is immaterial to the Group, it was not included in these consolidated financial statements.

All financial statements are made up to 31 December 2020. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the group.
All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.
Segmental reporting
The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by the Canadian subsidiary.
Intangible assets
Intangible fixed assets comprising of the Group’s website and supporting software platform relates partly to the user interface for customers, and as such has been revenue generating and will be should the Group return to mining as a service (‘MaaS’).
Intangible assets are recognised at cost and are subsequently measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recorded within administration expenses.
Costs relating to the development of website and software are capitalised once all the development phase recognition criteria of IAS 38 “Intangible Assets” are met. When the software is available for its intended use, amortisation is charged on a straight-line basis over the estimated useful life of 5 years.
The useful life represents management’s view of the expected period over which the Group will receive benefits from the Website, as well as anticipation of future events which may impact their useful life, such as changes in technology.
Tangible fixed assets
Tangible fixed assets comprise of mining and computer equipment, and data centre improvements.
Tangible fixed assets are initially measured at cost and subsequently measured at cost or valuation, net of depreciation and any impairment losses. Cost includes the original purchase price of the asset and any costs attributable to bringing the asset to its working condition for its intended use. An item of property, plant and equipment is recognised as an asset if it is probable that future economic benefits associated with the asset will flow to the entity, and the cost of the asset can be measured reliably.
Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 3 years in the case of mining and computer equipment and 5 years in the case of the data centre improvements, on a straight line basis. Depreciation is recorded in the Statement of Comprehensive Income within direct costs.
Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life, such as changes in technology.
Digital currencies
Digital currencies, including tokens and cryptocurrency, do not qualify for recognition as cash and cash equivalents or financial assets, and have an active market which provides pricing information on an ongoing basis.
The Group’s business model is to mine digital currencies for sale in the ordinary course of business. The Group does not buy or sell digital currencies for third parties, but will move its holdings between digital assets depending on expected and actual fluctuations in fair values. Although the Group mines for sale in the ordinary course of business, it looks to sell its digital assets at a price that will generate the greatest realized gain and at a time when it would need to generate more fiat cash to meet working capital requirements. Thus, the Group may choose not to immediately sell its digital asset holdings after mined.

The Group has assessed that it acts in a capacity as a commodity broker-trader as defined in IAS 2, Inventories, in characterising its holding of Digital currencies as inventory. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a gain from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in gain or loss. Digital currencies are initially measured at fair value. Subsequently, digital assets are measured at fair value with gains and losses recognised directly in income or loss.
Digital currencies are included in current assets as management intends to dispose of them within 12 months of the end of the reporting period.
Group	2020 £	2019 £
Brought forward	1,040,964	2,082
Additions
Crypto assets purchased and received	9,896,641	237,018
Crypto assets mined	18,947,908	8,348,184
Total additions	28,844,549	8,585,202
Disposals
Crypto assets sold	(27,318,471)	(7,212,466)
Total disposals	(27,318,471)	(7,212,466)
Fair value movements
Movements on crypto asset sales	(13,816)	(132,107)
Loss on futures	(258,326)	—
Movements on crypto assets held at the year end	2,342,538	(201,747)
Total fair value movements	2,070,396	(333,854)
Carried forward	4,637,438	1,040,964
The Group mined crypto assets during the year, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in income or loss.
At the period end, the Group held crypto assets representing a fair value of £4,637,438. The breakdown of which can be seen below:
Group 2020 Crypto asset name	Coins/tokens	Fair value £
Bitcoin – Bitcoin	183	3,929,696
Polkadot – DOT	75,000	515,176
Ethereum – ETH	254	138,257
Binance Coin – BNB	1,243	34,260
USDT,USDC (stable coin – fixed to USD)	26,509	19,553
Alternative coins	—	496
At 31 December 2020		4,637,438

Group 2019 Crypto asset name	Coins/tokens	Fair value £
Bitcoin	63	339,839
PAX and USDT (stable coin – fixed to USD)	404,108	321,615
XTZ	153,198	158,688
ETH	548	54,149
BEAM	66,967	27,600
XRP	130,143	19,001
ZEC	795	17,155
LTC	536	16,859
BCH	107	16,551
EOS	5,240	10,320
Alternative coins	Various	59,187
At 31 December 2019		1,040,964
Impairment of fixed assets
At each reporting period end date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group and Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.
Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand and demand deposits with banks and other financial institutions, that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.
Financial instruments
Financial assets: Financial assets are recognised in the Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument.
Financial assets are classified into specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of recognition.
Financial assets are subsequently measured at amortised cost, fair value through OCI, or fair value through gain and loss.
The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through gain or loss, transaction costs.
In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement: For purposes of subsequent measurement, financial assets are classified in four categories:
•
Financial assets at amortised cost

•
Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•
Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•
Financial assets at fair value through gain or loss

Equity Instruments: The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to gain or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in gain or loss as other income when the Group’s right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of gain or loss as applicable.
Financial assets at amortised cost (debt instruments): This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:
•
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognised as part of finance income in the statement of gain or loss and other comprehensive income. Gains and losses are recognised in gain or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost include other receivables and cash and cash equivalents.
Derecognition: A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated Balance sheet) when:
•
The rights to receive cash flows from the asset have expired; or

•
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Impairment of financial assets: The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through gain or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group recognises an allowance for ECLs for all debt instruments not held at fair value through gain or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
For the years ended 31 December 2020 and 2019, the Group has not recognised any ECLs.
For other receivables due in less than 12 months, the Group applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset’s lifetime ECL at each reporting date.
The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.
At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Company has an Intercompany loan due from its 100% Canadian subsidiary for which there is no formal agreement including payment date and therefore it cannot be considered to be in breach of an agreement and accordingly the loan is not subject to adjustments and is maintained at its book value in the financial statements.
Financial liabilities: Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through gain or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables and loans.
Subsequent measurement: The measurement of financial liabilities depends on their classification, as described below:
Loans and borrowings and trade and other payables: After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of gain or loss and other comprehensive income when the liabilities are derecognised, as well as through the EIR amortisation process.
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of gain or loss and other comprehensive income.
This category generally applies to trade and other payables.
Derecognition: A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in gain or loss or other comprehensive income.
Equity instruments: Equity instruments issued by the group are recorded at the proceeds received, net of transaction costs. Dividends payable on equity instruments are recognised as liabilities once they are no longer at the discretion of the group. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Financial instruments
The Group enters into forward, option and swap contracts to reduce its exposure to mining difficulty movements and crypto asset price risk. Derivative financial instruments are not used for speculative purposes and the group does not apply hedge accounting.
Derivatives financial instruments are initially recognised at fair value on the date the contract is entered into, and subsequently measured at fair value. Gains or losses on derivatives are recognised in the income statement.
The Group had no forward, option or swap contracts outstanding at the end of the periods presented.
	Group 2020 £	Group 2019 £
Carrying amount of financial assets
Measured at amortised cost
– Trade and other receivables	144,607	74,929
– Cash and cash equivalents	2,050,761	161,342
Measured at fair value through income or loss	—	—
Total carrying amount of financial assets	2,195,368	236,271
Carrying amount of financial liabilities
Measured at amortised cost
– Trade and other payables	548,293	2,463,501
– Short term loans	115,924	1,084,218
– Lease liabilities	7,409,387	—
Total carrying amount of financial liabilities	8,073,604	3,547,719
The directors consider the carrying amounts of financial instruments in the financial statements approximate to their fair values.
Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.
The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in gain or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Taxation
The tax expense represents the sum of tax currently payable or receivable and deferred tax.
Current tax: The tax currently payable or receivable is based on taxable gain or loss for the year. Taxable gain or loss differs from net gain or loss as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.
Deferred tax: Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable gain, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable gains will be available against which deductible temporary differences can be utilised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable gain available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable gains will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.
Employee benefits
The costs of short-term employee benefits are recognised as a liability and an expense, unless those costs are required to be recognised as part of non-current assets.
The cost of any unused holiday entitlement is recognised in the period in which the employee’s services are received.
Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.
The group does not have any pension schemes.
Stock based compensation
Equity-settled share-based payments are measured at fair value at the date of grant by reference to the fair value of the equity instruments granted using the Black-Scholes model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A corresponding adjustment is made to equity.

When the terms and condition of equity settled share-based payments at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognised over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.
Cancellations or settlements are treated as an acceleration of vesting and the amount that would have been recognised over the remaining vesting period is recognised immediately.
As a result of the increase in share price and the impact of the estimation of share-based payments the Group has now recognised an expense for the outstanding share options and warrants.
Basic and diluted Net Gain/loss per Share
The basic earnings per share is calculated by dividing the gain attributable to equity shareholders by the weighted average number of shares in issue.
The Group and Company has in issue 41,802,911 warrants and options at 31 December 2020.
	2020	2019
Net gain/(loss) for the period attributable to ordinary equity holders from continuing operations (£)	1,707,030	(690,811)
Weighted average number of ordinary shares in issue	303,435,997	293,750,000
Basic earnings per share for continuing operations (pence)	0.6	(0.2)
	2020	2019
Net gain/(loss) for the period attributable to ordinary equity holders for continuing operations (£)	1,707,030	(690,811)
Diluted number of ordinary shares in issue	334,638,379	338,604,769
Diluted earnings per share for continuing operations (pence)	0.5	(0.2)
In 2019, given the loss for the year, the diluted earnings per share was the same as the basic earnings per share as this would otherwise be dilutive.
Foreign exchange
Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date — Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the Accumulated other income reserve.
4.
FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management programme seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is undertaken by the Board of Directors.
Market Risk
The Group is dependent on the state of the cryptocurrency market and general sentiment of crypto assets as a whole. During the year the Group managed the company’s cryptocurrency through a carefully structured active management strategy for all Group held crypto assets. It is designed to protect the Company in the event that crypto prices decrease, but would also have the potential to provide an upside in a rising crypto asset market. This strategy was executed both internally and through a treasury services contract with Protos Asset Management, a Swiss-based company with a focus on asset management. Internally, the Argo team exchanged cryptocurrency to fiat currency on a weekly and monthly basis through exchange accounts held at two cryptocurrency exchanges, Binance and Kraken. For treasury management — Protos used a ‘trend-following’ strategy to adjust Argo’s cryptocurrency holdings on a weekly basis into various cryptocurrencies and stable coins.
The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, USD$ and GBP. Cryptocurrency is primarily convertible into fiat through USD currency pairs and through USD denominated stable coins and is the primary method for the Group for conversion into cash. The Group monitors exchange rates on a constant basis and maintains bank accounts in all applicable currency denominations.
Credit risk
Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the Board.
The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.
The Company considers the intercompany loan to its subsidiary (Argo Innovation Labs Inc.) to be fully recoverable through review of projected cash flows and acceptance of regular repayments.
The carrying amount of financial assets recorded in the financial statements represent the Group’s and Company’s maximum exposure to credit risk. The Group and Company do not hold any collateral or other credit enhancements to cover this credit risk.
Liquidity risk
Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.
The Board updates cashflow projections on a regular basis and closely monitors the cryptocurrency market on a daily basis. Accordingly, the Group’s controls over expenditure are carefully managed, in order to maintain its cash reserves.
Capital risk management
The Group’s objectives when managing capital is to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.
The Group entered into short-term financing arrangements during the year, to increase capital for mining hardware purchases. As at 31 December 2019, £1,084,218 was outstanding, which amount was fully repaid by June 2020.
During the year the Group entered into a short term loan to finance equipment purchases of £344,991. As at 31 December 2020 the balance outstanding was £115,924.
The Group entered into a long-term lease for a total of £7,379,388 to finance the purchase of mining hardware (disclosed as right of use assets). In accordance with the agreement nothing was repaid during the year.
The Group monitors capital on the basis of the total equity held by the Group, being £24,326,888 (2019: £20,737,942).

5.
ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group and Company have adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised Standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2020. The adoption of these standards and amendments did not have any material impact on the financial result of position of the Group and Company.
Standards which are in issue but not yet effective:
At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.
Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IAS 1	Amendments – Classification of Liabilities as Current or Non-current	1 January 2023
IAS 16	Amendments – Property, Plant and Equipment	1 January 2022
IAS 8	Amendments – Definition of Accounting Estimates	1 January 2023
IAS 1	Amendments – Disclosure of Accounting Policies	1 January 2023
IFRS	Annual Improvements to IFRS Standards 2018-2020	1 January 2022
The Group and Company have not early adopted any of the above standards and intends to adopt them when they become effective.
6.
KEY JUDGEMENTS AND ESTIMATES

In the application of the Group’s accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods.
The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.
Share-based compensation — Note 15
During the year (and in previous years) share based payments were made based on the fees due to certain individuals for services to be performed by them in the future. In calculating these payments, where possible the Directors consulted with professional advisers to establish the market rate for these services. In addition to this, the Company has also issued warrants and options to Directors and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required by the directors when using the Black-Scholes method. Further details of these estimates are available in note 15.
Valuation of tangible and intangible fixed assets — Note 9 and 10
The Board considered at length whether any further impairments were required on the value of the mining and computer equipment, and website and underlying software. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that further impairment of those assets were unnecessary based on current forecasts.
Valuation of investments — Note 7
The Board has reviewed the carrying value of investments at the year end. They have taken into account the underlying investments and post balance sheet events which give relevant third party valuations to those investments and have concluded those investments do not require impairment.

Recoverability of non-current other receivables — Note 11
As with the valuation of investments in GPUone the Board has reviewed the post balance sheet events and the continued provision of services from GPUone on time and in line with expectations and as such have concluded that the deposits will be recoverable and are valued appropriately.
Valuation of cryptocurrencies — Note 3
The Board monitors regularly the values of the cryptocurrencies and any market forecasts. During the period, the Group entered into cryptocurrency transactions, which were assessed for fair value in line with the requirements of IAS 2, Inventories. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a gain from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in gain or loss. Revaluations were made with such regularity that as at the end of the reporting period the carrying amount of the asset does not differ materially from its fair value. All revaluations were made with reference to level 1 information, being cryptocurrencies actively traded on the open market. As at 31 December 2020 the Group held £4,637,438 of cryptocurrency (see note 3).
7.
INVESTMENTS AT FAIR VALUE THROUGH INCOME OR LOSS

Group	£
At 1 January 2020	58,140
Additions:	1,335,676
Foreign exchange movement	(513)
At 31 December 2020	1,393,303
On 29 November 2020 the Group converted its loan note (CDN$2,314,334) in GPUone Holdings Inc into Class A shares. This investment represents an interest of approximately 10% of GPUone Holding Inc. as at 31 December 2020 (2019: 0.4%). See note 8.
8.
FINANCIAL ASSETS FAIR VALUED THROUGH INCOME OR LOSS

£
At 1 January 2020	1,346,236
Converted loan note	(1,335,676)
Foreign exchange loss	(10,560)
At 31 December 2020	—
On 29 November 2020 the Group converted its loan note (CDN$2,314,334) in GPUone Holdings Inc into Class A shares. See note 7.
9.
INTANGIBLE FIXED ASSETS

Website £
Cost
As at 31 December 2018 and 2019	671,921
Additions	—
At 31 December 2020	671,921
Amortisation and impairment
At 31 December 2018	52,421
Amortisation charged during the period	137,565
At 31 December 2019	189,986

Website £
Amortisation charged during the period	114,167
Impairment losses	—
At 31 December 2020	304,153
Carrying amount
At 31 December 2019	481,935
At 31 December 2020	367,768

All intangible assets are held by the subsidiary, Argo Innovation Labs Inc.
10.
TANGIBLE FIXED ASSETS

	Right of use Assets £	Mining and Computer Equipment £	Improvements to DATA CENTRE £	Total £
Cost
At 31 December 2018	—	2,807,589	84,927	2,892,516
Additions	—	15,025,708	—	15,025,708
At 31 December 2019	—	17,833,297	84,927	17,918,224
Foreign exchange movement	—	(136,479)	—	(136,479)
Additions	7,379,387	1,807,971	—	9,187,358
Disposals	—	(1,640,442)	—	(1,640,442)
At 31 December 2020	7,379,387	17,864,347	84,927	25,328,661
Depreciation and impairment
At 31 December 2018	—	421,711	13,565	435,276
Depreciation charged during the period	—	2,066,248	17,388	2,083,636
At 31 December 2019	—	2,487,959	30,953	2,518,912
Foreign charge movement		14,658	—	14,658
Depreciation charged during the period	—	5,895,573	17,039	5,912,612
Depreciation on disposals	—	(1,021,140)	—	(1,021,140)
At 31 December 2020	—	7,377,050	47,992	7,425,042
Carrying amount
At 31 December 2019	—	15,345,338	53,974	15,399,312
At 31 December 2020	7,379,387	10,487,297	36,935	17,903,619
All property, plant and equipment is owned by the subsidiary, Argo Innovation Labs Inc. The right of use assets were contracted but not in use prior to 31 December 2020.
11.
OTHER RECEIVABLES (NON-CURRENT)

	2020 £	2019 £
Deposits	4,114,726	4,151,400
Total carrying amount of other receivables	4,114,726	4,151,400
On 26 June 2019, the Group agreed to an amendment to the master service agreement with GPUone Holding Inc. whereby the service contract for the supply of hosting and power would attract lower costs and terminate on 26 June 2022. Early termination of the contract by the Group would result in costs equivalent to 4 months of power usage, deductible from the deposit. These deposits are fixed and are to be drawn down upon during the final months of the contract term as a prepayment for hosting and power. The decrease in the year relates to foreign exchange movements only.
12.
TRADE AND OTHER RECEIVABLES

	2020 £	2019 £
Amounts due from group companies	—	—
Prepayments and other receivables	811,684	268,842
Other taxation and social security	1,363,635	1,816,857
Total trade and other receivables	2,175,319	2,085,699
Other receivables includes a prepayment for power to GPUone of £472,385 (2019: £nil).
Other taxation and social security consist of purchase tax recoverable in the UK and Canada. UK VAT debtors are greater than 90 days old as at 31 December 2020. Canadian GST and QST debtors are greater than 90 days as at 31 December 2020.
The directors consider that the carrying amount of trade and other receivables is approximately equal to their fair value.
13.
TRADE AND OTHER PAYABLES

	2020 £	2019 £
Trade payables	548,292	2,463,501
Accruals and other payables	271,471	439,367
Short term loans	115,924	1,084,218
Other taxation and social security	972	—
Total trade and other creditors	936,659	3,987,086
Within other payables is an amount of £5,000 (2019: £5,000) owed to related parties in relation to securing trade agreements and facilitating the business and expenditure accrued during the early stages of the business.
The directors consider that the carrying value of trade and other payables is approximately equal to their fair value.
14.
LEASE LIABILITIES

	2020 £	2019 £
Lease liability – current	3,469,672	—
Lease liability – non current	3,909,715	—
The lease liability for mining hardware from Celsius Network attracts an interest rate of 12% per annum. No depreciation, finance cost or cash outflows arose from this lease liability during the year.

15.
SHARE OPTIONS AND WARRANTS

The following options and warrants over Ordinary Shares have been granted by the company and are outstanding:
Options / warrants	Grant date	Expiry date	Exercise price	Number of options and warrants outstanding at 31 December 2020	Number of options and warrants exercisable at 31 December 2020
Warrants	2 February 2018	2 February 2023	£0.08	2,250,000	2,250,000
Warrants	23-26 February 2018	23-26 February 2021	£0.08	6,580,000	6,580,000
Warrants	23 February 2018	23 February 2021	£0.08	1,400,000	1,400,000
Warrants	14-17 June 2018	14-17 June 2021	£0.16	650,000	650,000
Warrants	15 June 2018	15 June 2021	£0.16	210,453	210,453
Warrants	3 August 2018	3 August 2023	£0.16	3,231,600	3,231,600
Options	25 July 2018	25 July 2024	£0.16	10,506,784	10,506,784
Options	25 July 2018	30 August 2022	£0.16	5,000,000	5,000,000
Options	17 July 2019	17 July 2025	£0.16	1,000,000	425,926
Options	5 February 2020	4 February 2030	£0.07	4,750,000	1,809,524
Options	5 February 2020	4 February 2030	£0.07	475,000	180,952
Options	5 February 2020	4 February 2030	£0.07	5,700,000	2,171,429
Options	5 February 2020	25 July 2024	£0.07	22,619	22,619
				41,776,456	34,439,287
	Number of options and warrants	Weighted average exercise price £
At 1 January 2020	45,037,075	0.14
Granted	11,400,000	0.07
Exercised	(9,685,997)	0.16
Lapsed	(4,974,622)	0.16
Outstanding at 31 December 2020	41,776,456	0.12
Exercisable at 31 December 2020	34,439,287	0.13
	Number of options and warrants	Weighted average exercise price £
At 1 January 2019	48,230,103	0.14
Granted	1,000,000	0.16
Exercised	—	—
Lapsed	(4,375,334)	0.16
Outstanding at 31 December 2019	44,854,769	0.14
Exercisable at 31 December 2019	37,910,408	0.14
The weighted average remaining contractual life of options and warrants as at 31 December 2020 is 29 months (2019: 36 months).If the exercisable shares had been exercised on 31 December 2020 this would have represented 11% of the enlarged share capital.
At the grant date, the fair value of the options and warrants prior to the listing date was the net asset value and post listing determined using the Black-Scholes option pricing model. Volatility was calculated based on data from comparable listed technology start-up companies, with an appropriate discount applied due to being an unlisted entity at the grant date. Risk free interest has been based on UK Government Gilt rates for an equivalent term.
Black-Scholes table
Grant date	Grant date share price	Exercise price	Volatility	Life	Risk free interest rate	Marketability discount
2 February 2018	0.08	0.08	40%	5 years	1%	75%
23-26 February 2018	0.08	0.08	40%	3 years	1%	75%
23 February 2018	0.08	0.08	40%	3 years	1%	75%
14-17 June 2018	0.08	0.16	40%	3 years	1%	75%
15 June 2018	0.08	0.16	40%	3 years	1%	75%
3 August 2018	0.11	0.16	40%	5 years	1%	0%
25 July 2018	0.08	0.16	40%	6 years	1%	75%
25 July 2018	0.08	0.16	40%	6 years	1%	75%
17 July 2019	0.09	0.16	40%	6 years	1%	90%
5 February 2020	0.07	0.07	40%	10 years	1%	0%
5 February 2020	0.07	0.07	40%	10 years	1%	0%
5 February 2020	0.07	0.07	40%	10 years	1%	0%
5 February 2020	0.07	0.07	40%	10 years	1%	0%

16.
COMMON STOCK

	2020 £	2019 £
Ordinary share capital
Issued and fully paid
293,750,000 Ordinary Shares of £0.001 each	293,750	293,750
Fully paid not yet issued
9,685,997 Ordinary Shares of £0.001 each	9,686	—
303,435,997 Ordinary Shares of £0.001 each	303,436	293,750
Additional paid in capital
At beginning of the period	25,252,288	25,252,288
Cancelled during the year	(25,252,288)	—
Fully paid not yet issued	1,540,497	—
At the end of period	1,540,597	25,252,288
On 23 November 2020 the High Court of England and Wales confirmed the reduction to the Company’s equity through cancellation of the additional paid in capital. This was transferred into retained earnings.

17.
RESERVES

The following describes the nature and purpose of each reserve:
Reserve	Description
Common stock	Represents the nominal value of equity shares
Additional paid in capital	Amount subscribed for share capital in excess of nominal value and the fair value of shares granted during the year and as a result of a change in estimation those granted in prior periods
Foreign currency translation	Cumulative effects of translation of opening balances on non-monetary assets between subsidiary functional currency (Canadian dollars) and Group functional and presentational currency (Sterling).
Retained earnings	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

18.
COMMITMENTS

The Group’s material contractual commitments relate solely in regards to the master services agreement with GPUone and Core Scientific, which provides hosting, power and support services. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined. The Director’s consider that the early termination fee, drawn down from deposits held by GPUone (see note 11) represents the minimum committed payment due.
19.
CRYPTOCURRENCY REVENUE

	2020 £	2019 £
Canada (corporate reseller)	—	239,453
Subscriber revenue – worldwide	9,509	29,242
Cryptocurrency mining – worldwide	18,947,908	8,348,184
Total cryptocurrency revenue	18,957,417	8,616,879
Due to the nature of cryptocurrency mining, it is not possible to provide a geographical split of the revenue stream.
Revenue is recorded at a point in time, being when it is credited to the Group’s wallets.
Reversal of credit loss provision
In the period ended 31 December 2018, the Group made a full provision against £834,000 receivable from Mirabaud Securities Limited as part of the Listing process on 3 August 2018. During the year ended 31 December 2020 the Group recovered £447,242. This represents the total monies which will be received against that initial amount.
20.
AUDITOR’S REMUNERATION

	2020 £	2019 £
In relation to statutory audit services	100,000	50,000
Other audit assurance services	35,000	—
Total auditor’s remuneration	135,000	50,000

21.
EMPLOYEES

The average monthly number of persons (including directors) employed by the Group during the period was:
	2020 Number	2019 Number
Directors and employees	6	7
Their aggregate remuneration comprised:
	2020 £	2019 £
Wages and salaries	191,057	268,620
Social security costs	12,939	16,592
Pension costs	—	4,060
Share based payment charge	23,664	—
	227,660	289,272

22.
DIRECTORS’ AND KEY MANAGEMENT REMUNERATION

	2020 £	2019 £
Director’s remuneration for qualifying services	532,221	688,767
Senior management loss of office	—	236,194
Key management personnel	—	578,103
Share based payment expense	20,271	—
Total remuneration for directors and key management	552,492	1,503,064
The amounts above are remunerated through service companies (as disclosed in note 25). The highest paid director during the year was Peter Wall, earning £251,240 (2019: Mike Edwards £343,555).
23.
TAXATION

The actual charge/(credit) for the period can be reconciled to the expected charge/(credit) based on the gain or loss and the standard rate of tax as follows:
	2020 £	2019 £
Gain/(loss) before taxation	1,442,418	(869,051)
Expected tax charge/(credit) based on a weighted average of 24% (UK and Canada)	346,180	(208,572)
Effect of expenses not deductible in determining taxable gain	3,260	31,871
Capital allowances in excess of depreciation	(100,861)	(1,141,206)
Unrealised (gains)/loss on crypto assets	(562,209)	48,419
Other tax adjustments	(141,428)	45,710
Unutilised tax losses carried forward	455,058	1,223,778
Taxation charge in the financial statements	—	—
The group has tax losses available to be carried forward and used against trading gains arising in future periods of £10,031,918 (2019: £8,728,978). A deferred tax asset of £2,407,661 (2019: £2,094,955) calculated at a weighted average rate of 24% has not been recognised in respect of the tax losses carried forward on the basis that there is insufficient certainty over the level of future gains to utilise against this amount.

24.
GENERAL AND ADMINISTRATIVE EXPENSES

Administrative expenses	2020 £	2019 £
Salary and other employee costs	460,881	289,272
Depreciation and amortisation	131,206	137,565
Foreign exchange losses	271,175	401,038
Advertising fees	113,027	104,806
Travel and subsistence	45,624	168,567
Research costs	20,000	103,973
Share based payment	331,733	—
Senior management loss of office	—	236,194
Other expenses	456,547	321,990
Total administrative expenses	1,830,193	1,763,405
Reversal of credit loss provision
In the period ended 31 December 2018 the Group made a full provision against £834,000 receivable from Mirabaud Securities Limited as part of the Listing process on 3 August 2018. During the year ended 31 December 2020 the Group recovered £447,242. This represents the total monies which will be received against that initial amount.
25.
RELATED PARTY TRANSACTIONS

Rental agreements
The Company rents office space from Dukemount Capital plc, for which Timothy Le Druillenec was a Director during the period up until 1 February 2020. During the period, payments of £275 were made whilst Timothy Le Druillenec was a Director of Dukemount Capital plc.
The Group also rents office space from Vernon Blockchain Inc, for which Peter Wall was a Director during the period. During the period, payments of £20,876 (2019: £9,314) were made with a balance of £nil outstanding as at 31 December 2020 (2019: £16,299.)
For each agreement, there is no long term commitment, and these transactions were made on an arm’s length basis.
Protos Asset Management
During the year, the Group obtained services from Protos Asset Management in regards to crypto portfolio management. Protos Asset Management is paid a monthly management fee of USD$5,000 and a percentage performance payment based on the relative success of the portfolio against the market. Matthew Shaw, appointed on 17 July 2020 as a non-executive of Argo Blockchain Plc, founded Protos Asset Management. During the period of his directorship, the Group paid £22,715 (2019: £83,553) in service fees. This service was terminated during the year.
Key management compensation
Key management includes Directors (executive and non-executive).
£36,532 (2019: £17,086) was paid to POMA Enterprises Limited in respect of fees of Matthew Shaw who is the owner of that entity; £240,921 (2019: £250,218) paid to Vernon Blockchain Inc in respect fees of Peter Wall, who is owner of such entity; and £164,983 paid to Tenuous Holdings in respect of fees of Ian MacLeod, who is the owner of such entity. These are not inclusive of the related party transactions disclosed above and for the avoidance of doubt are not in addition to any other remuneration stated elsewhere in the financial statements.

26.
CONTROLLING PARTY

There is no controlling party of the Group.
27.
POST BALANCE SHEET EVENTS

In late December 2020, the Company’s shares were admitted to OTCQB Venture Market, allowing North American investors an easier route to acquiring Argo shares. As a result of increasing volumes in trading Argo shares were upgraded to trading on New York’s OTCQX Venture Market in February 2021.
On 2 February 2021, the Company signed a Share Purchase Agreement with GPUone, the Canadian data centre provider, for the strategic purchase of the two data centres in Quebec. These facilities are currently owned and operated by GPUone and house a portion of Argo’s cryptocurrency mining equipment. The data centres have a combined total of 20MW of power capacity. The total consideration paid amounted to £5,622,825, of which £4,664,113 came from existing deposits paid as of 31 December 2020 and, £291,867 was paid in cash and a further payment of £666,845 was paid on a pound for pound basis for certain deposits and other receivables. The acquisition completed on 13 May 2021.
The Group carried out two fund raises in January and March 2021. These generated £49m in new equity for investment in mining rigs, the West Texas development, and blockchain/fintech ventures including an equity holding in Pluto Digital PLC. The total investment in Pluto Digital PLC was £8,362,500,which represents 157,116,666 ordinary shares and a 24.65% shareholding. In addition, the Group was granted 157,116,666 warrants over ordinary shares, of which 35,450,000 are exercisable at £0.06 per share and 121,666,666 are exercisable at £0.12 per share for a two-year term. The 35,450,000 are only exercisable provided the Group’s shareholding on exercise does not exceed 29.99%. The investment in Pluto Digital PLC entitles the Company to nominate one director to the Board of Directors.
In February 2021, the Company entered into an agreement with ePIC ASIC Asia Limited (“ePIC”), which gives the Company priority access to next generation mining machines on a non-exclusive basis. Under the agreement, the Company has pre-purchased ePIC mining machines for $8 million, plus a share of profit we generate from operating these machines. Deliveries of these machines are expected in the fourth quarter of 2021.
In March 2021, the Group’s wholly owned subsidiary, Argo Innovation Facilities (US), Inc., acquired DPN LLC and, as a result, acquired 160 acres of land in western Texas, with an option to purchase an adjacent 157 acres of land, and access to up to 800 MW of electrical power. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million. We also agreed to pay up to an additional approximately 8.8 million ordinary shares, valued at $12.5 million, payable if certain contractual milestones related to the facility are fulfilled. The Group is currently developing a new 200 MW mining facility on the newly acquired land. Phase 1 of this development is currently in progress and expected to be completed in the first half of 2022, and includes facilities that are expected to support 100 MW of power capacity using immersion technology, at an estimated cost of $50 million. Phase 2 of this development is expected to be completed in the second half of 2022 and is expected to support an additional 100 MW of power capacity using immersion technology, at an estimated cost of $30 million.
In late March 2021, the Group signed a Memorandum of understanding signed with DMG Blockchain Solutions to create Terra Pool, the first ‘green’ Bitcoin mining pool to be powered by clean energy, in response to climate change concerns.

GROUP STATEMENT OF FINANCIAL POSITION
	NOTE	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
ASSETS
Current assets
Investments at fair value through income and loss	8	1,411,376	—
Trade and other receivables	13	39,246,333	2,175,319
Digital currencies	14	31,896,437	4,637,438
Cash and cash equivalents		16,047,609	2,050,761
Total current assets		88,601,755	8,863,518
Non-current assets
Investments at fair value through income or loss	8	219,360	1,393,303
Investments accounted for using the equity method	9	8,444,820	—
Intangible assets, net of accumulated amortization of £395,043 and £259,192 for December 31, 2020 and 2019, respectively		291,270	367,768
Property and equipment, net of accumulated depreciation of £11,193,988 and £5,438,016 for December 31, 2020 and 2019, respectively	11	35,795,266	10,524,232
Right-of-use assets, net of accumulated depreciation of £1,024,195 for 30 June 2021 and nil respectively	11	6,355,192	7,379,387
Other receivables	12	—	4,114,726
Total non-current assets		51,105,908	23,779,416
Total assets		139,707,663	32,642,934
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade and other payables	17	25,210,780	936,659
Loans and borrowings	18	15,383,111	—
Income tax		3,483,827	—
Lease liability		3,990,370	3,469,672
Total current liabilities		48,068,088	4,406,331
Non-current liabilities
Lease liability		1,654,918	3,909,715
Loans and borrowings	18	4,032,364	—
Total liabilities		53,755,370	8,316,046
Stockholders’ equity
Common stock, £0.001 par value; 381,832,335 shares authorized, issued and outstanding at June 30, 2021 and 303,435,997 shares authorized, issued and outstanding at December 31, 2020	15	381,832	303,436
Additional paid-in capital	15	55,317,447	1,540,497
Share based payment reserve	16	992,324	75,233
Accumulated other comprehensive income	16	81,823	442,852
Accumulated surplus/(deficit)	16	29,178,867	21,964,870
Total equity		85,952,293	24,326,888
Total equity and liabilities		139,707,663	32,642,934
The accompanying notes are an integral part to these unaudited consolidated financial statements.

UNAUDITED GROUP STATEMENT OF COMPREHENSIVE INCOME
	NOTE	SIX MONTHS ENDED 30 JUNE 2021 £	SIX MONTHS ENDED 30 JUNE 2020 £
Revenues
Revenues	5	31,085,716	11,124,455
Direct costs		(5,606,856)	(6,787,636)
Depreciation of mining equipment	11	(4,757,986)	(2,909,480)
Change in fair value of digital currencies	14	(6,407,446)	(154,295)
Realized loss on sale of digital currencies	11	219,008	(90,532)
Gross profit		14,532,436	1,182,512
Operating costs and expenses
Consulting fees		(304,379)	(177,328)
Professional fees		(415,066)	(171,514)
General and administrative		(1,136,755)	(183,708)
Share based payment		(1,567,608)	—
Total operating expenses		3,423,808	532,550
Operating income		11,108,628	649,962
Other income (expenses)
Interest income		—	26
Interest expense		(410,804)	(126,914)
Total other income		(410,804)	(126,888)
Income/loss before income taxes		10,697,824	523,074
Income tax expense	7	(3,483,827)	—
Net income/(loss)		7,213,997	523,074
Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
–Foreign exchange gain/(loss)		(361,029)	(431,746)
Total comprehensive income		6,852,968	91,328
Earnings per share attributable to equity owners (pence)
Basic earnings per share	6	1.9p	0.2p
Diluted earnings per share	6	1.8p	0.2p
Weighted average shares outstanding
Basic		381,832,335	293,750,000
Diluted		393,091,232	350,098,603
The accompanying notes are an integral part to these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
	COMMON STOCK £	ADDITIONAL PAID IN CAPITAL £	ACCUMULATED OTHER COMPREHENSIVE INCOME £	SHARE BASED PAYMENT RESERVE £	ACCUMULATED (DEFICIT)/ SURPLUS £	TOTAL
Balance at 1 January 2021	303,436	1,540,497	442,852	75,233	21,964,870	24,326,888
Other comprehensive income	—	—	(361,029)	—	—	(361,029)
Net profit	—	—	—	—	7,213,997	7,213,997
Total comprehensive income for the period	—	—	(361,029)	—	7,213,997	6,852,968
Transactions with equity owners:
Common stock to be issued*	71	11,296	—	—	—	11,367
Issue of common stock net of issue costs	78,235	53,765,654	—	—	—	53,843,889
Stock based compensation charge	—	—	—	1,567,608	—	1,567,608
Common stock options/warrants exercised	—	—	—	(567,523)	567,523	—
Common stock options/warrants lapsed/expired	—	—	—	(82,994)	82,994	—
Total transactions with equity owners	78,306	53,776,950	—	917,091	650,517	55,422,864
Balance at 30 June 2021	381,832	55,317,447	81,823	992,324	29,178,867	85,952,293

*
Shares to be issued relate to share options and warrant exercised and paid up pre year end, however the shares were formally issued post year end.

	COMMON STOCK £	ADDITIONAL PAID IN CAPITAL £	ACCUMULATED OTHER COMPREHENSIVE INCOME £	ACCUMULATED (DEFICIT)/ SURPLUS £	TOTAL £
Balance at 1 January 2020	293,750	25,252,288
Other comprehensive income	—	—	(431,746)	—	(431,746)
Net profit	—	—	—	523,074	523,074
Total comprehensive income for the period	—	—	(431,746)	523,074	91,328
Transactions with equity owners:
Issue of common stock net of issue costs	—	—	—	—	—
Balance at 30 June 2020	293,750	25,252,288	(253,506)	(4,463,262)	20,829,270
The accompanying notes are an integral part to these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
	NOTE	SIX MONTHS ENDED 30 JUNE 2021 £	SIX MONTHS ENDED 30 JUNE 2020 £
Cash flows from operating activities
Operating income		11,108,628	649,962
Adjustments for:
Depreciation/Amortisation		4,869,638	3,012,462
Foreign exchange movements		25,087	(431,746)
Stock based compensation		1,567,608	—
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	13	(2,092,532)	534,947
Increase/(decrease) in trade and other payables	17	15,245,263	(167,503)
(Increase)/decrease in digital assets	14	(34,758,295)	203,045
Fair value change in digital assets	14	6,407,446	(104,781)
Net cash flow from operating activities		2,372,843	3,696,386
Investing activities
Acquisition of subsidiaries, net of cash acquired		(271,732)	—
Investment in associate	9	(7,352,970)	—
Other investments	8	(219,361)	—
Purchase of tangible fixed assets	11	(6,883,195)	(1,617,024)
Mining equipment prepayments	13	(35,471,499)	—
Interest received		—	27
Net cash used in investing activities		(50,198,757)	(1,619,997)
Financing activities
Increase/(decrease) in loans	8	14,375,021	(797,455)
Lease payments		(1,734,098)	—
Interest paid		(410,803)	(126,914)
Proceeds from shares issued		49,592,641	—
Net cash generated from/(used) financing activities		61,822,761	(924,369)
Net increase/(decrease) in cash and cash equivalents		13,996,847	1,155,020
Cash and cash equivalents at beginning of period		2,050,761	161,342
Cash and cash equivalents at end of period		16,047,608	1,316,362
Material non-cash movements:
•
During the period, the company assumed the mortgages on two properties from GPUone with a value of £5,040,454. Consideration of the acquisition was made from a forgiveness of prepayments made totaling £4,664,113. Additionally, the company used common stock as payment to acquire DPN LLC, part of which was issued during the period amounting to £3,261,990, and a further £9,025,857 which is due to be paid in common stock and included within liabilities.

•
During the period, the company paid a total of 75,000 Polkadot, which had a value of £1,091,850, in respect of the acquisition of shares in Pluto Digital PLC.

The accompanying notes are an integral part to these unaudited consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
1.
ORGANIZATION AND DESCRIPTION OF BUSINESS

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is 9th Floor, 16 Great Queen Street, London, WC2B 5DG, England.
On 4 March 2021 the Group acquired 100% of the share capital of DPN LLC.
On 11 May 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc.
The principal activity of the group is that of crypto asset mining.
2.
BASIS OF PREPARATION

The condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and presented in sterling. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2020, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB. The report of the auditors on those financial statements was unqualified.
The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments.
Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements for the year ended 31 December 2020.
The Group has reclassified the 2020 comparative for the fair value movement in digital assets. This is now included in the calculation of gross profit, whereas previously in 2020 this was included in operating profit/(loss). The reclassification into gross profit in 2021 more accurately reflects the nature and management of these assets as inventory for commodity broker-traders.
3.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
Associates
Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.
The Group’s share of post-acquisition profit or loss is recognised in the income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. Dilution gains and losses arising in investments in associates are recognised in the income statement.
Business Combinations
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.
Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest method. Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of a liability for at least 12 months after the end of the reporting period.
Revenue recognition — Management fees
The Group recognised management fees on the services provided to third parties to manage mining machines on their behalf, ensuring the machines are optimised and mining as efficiently as possible. The performance obligation is identified to be the as the services are performed, and thus revenue is recorded over time.
Segmental reporting
The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian subsidiary.
Tangible fixed assets
Depreciation on the land and buildings is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight line basis. Depreciation is recorded in the Income Statement within general administrative expenses once the asset is brought into use.
Management assesses the useful lives based on historical experience with similar assets as well as
4.
ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group and Company have adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised Standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2020. The adoption of these standards and amendments did not have any material impact on the financial result of position of the Group and Company.
Standards which are in issue but not yet effective:
At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.
STANDARD OR INTERPRETATION	DESCRIPTION	EFFECTIVE DATE FOR ANNUAL ACCOUNTING PERIOD BEGINNING ON OR AFTER
IAS 1	Amendments – Classification of Liabilities as Current or Non-current	1 January 2023
IAS 16	Amendments – Property, Plant and Equipment	1 January 2022
IAS 8	Amendments – Definition of Accounting Estimates	1 January 2023
IAS 1	Amendments – Disclosure of Accounting Policies	1 January 2023
IFRS	Annual Improvements to IFRS Standards 2018-2020	1 January 2022

5.
REVENUES

	PERIOD ENDED 30 JUNE 2021 (UNAUDITED)	PERIOD ENDED 30 JUNE 2020 (UNAUDITED)
	£	£
Crypto currency mining – worldwide	29,937,270	11,124,455
Crypto currency management fees – United States	1,148,446	—
Total revenue	31,085,716	11,124,455
Due to the nature of Crypto currency mining, it is not possible to provide a geographical split of the revenue stream.
Crypto currency mining revenues are recognised at a point in time. Crypto currency management fees are services recognised over time.
6.
EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of shares in issue.
	PERIOD ENDED 30 JUNE 2021 (UNAUDITED) £	PERIOD ENDED 30 JUNE 2020 (UNAUDITED) £
Net profit for the period attributable to ordinary equity holders from continuing operations (£)	7,213,997	523,074
Weighted average number of ordinary shares in issue	381,832,335	293,750,000
Basic earnings per share for continuing operations (pence)	1.9	0.2
	£	£
Net profit for the period attributable to ordinary equity holders for continuing operations (£)	7,213,997	523,074
Diluted number of ordinary shares in issue	393,091,232	350,098,603
Diluted earnings per share for continuing operations (pence)	1.8	0.2
The Group has in issue 10,758,897 warrants and options at 30 June 2021 (2020: 51,462,453).
7.
TAXATION

	PERIOD ENDED 30 JUNE 2021 (UNAUDITED) £	PERIOD ENDED 30 JUNE 200 (UNAUDITED) £
Income tax expense – foreign tax	3,483,827	—
Deferred tax expense	—	—
Taxation charge in the financial statements	3,483,827	—
No deferred tax asset has been recognised in respect of UK tax losses carried forward on the basis that there is insufficient certainty over the level of future profits to utilise against this amount.

8.
INVESTMENTS AT FAIR VALUE THROUGH INCOME OR LOSS

NON CURRENT	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
At 1 January 2021 and 1 January 2020	1,393,303	58,140
Additions	219,360	1,335,676
Foreign exchange movement	18,073	(513)
Transferred to current investments	(1,411,376)	—
At 30 June 2021 and 31 December 2020	219,360	1,393,303
CURRENT
At 1 January 2021 and 1 January 2020	—	—
Transferred from non-current investments	1,411,376	—
At 30 June 2021 and 31 December 2020	1,411,376	—
Non-current investments include:
Luxor Technology Corporation
On 7 December 2020 the Group entered into an agreement to acquire £73,427 (USD$100,000) of shares in Luxor Technology Corporation. On 7 May 2021, following a second round of funding which the Group did not participate in, this prepayment became an investment representing less than 1% of the Series A-1 Preferred Stock and voting rights.
WonderFi Technologies Inc.
On 3 June 2021 the Group invested £145,933 (CDN$250,000) of WonderFi Technologies Inc. (formerly DeFi Ventures Inc.) an investment representing less than 1% of the Ordinary shares and voting rights.
Current investments include:
GPUone Holding Inc investment in Class A shares. This investment represents an interest of approximately 10% of GPUone Holding Inc. as at 30 June 2021.
9.
INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Opening balance	—	—
Acquired during the period	8,444,820	—
Total Associates	8,444,820	—
Set out below are the associates of the Group as at 30 June 2021, which, in the opinion of the Directors, significant influence is held. The associate as listed below has share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business.

Nature of investment in associates 2021 and 2020:
Name of entity	Pluto Digital PLC
Address of the registered office	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW
% of ownership interest	24.65%
Nature of relationship	Refer below
Measurement method	Equity
On 3 February 2021 Argo invested in Pluto Digital PLC (“Pluto”), a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at that date of £1,091,850. Further to this in a second round of funding the Group invested an additional £7,352,970 on 8 March 2021.
Argo owns 24.65% of the total share capital and voting rights of the business and is entitled to nominate one director to the Pluto Board of Directors.
Pluto is a crypto technology company that connects Web 3.0 decentralised technologies to the global economy. Pluto identifies key emerging areas and projects in the crypto sphere, then deploys its business, networks and technical expertise to create value for crypto partners, projects and Pluto shareholders.
Pluto incubates and advises digital asset projects based on decentralised technologies, decentralised finance and networks such as Ethereum and Polkadot. Additionally, Pluto supports the operation of proof-of-stake networks by staking and operating validator nodes. Pluto represents a strategic partnership for the Group as it diversifies its activities in the crypto space.
Pluto Digital PLC is a private company and there is no quoted market price available for its shares.
There are no contingent liabilities relating to the Group’s interest in the associates.
No summarised financial information for the period ended 30 June 2021 has been made available by Pluto to the Group and therefore no share of the profit or loss of the associate has been recognised. The directors do not believe their share of profit or loss for the period would be material to the Group.
10.
BUSINESS COMBINATION

GPUone subsidiaries acquired from GPUone Holding Inc.
On 11 May 2021, the Group acquired 100% of the share capital of GPUone 9377-2556 and GPUone 9366-5230 from its shareholder GPUone Holding Inc. for a fair value of £4,955,980 consisting of £291,867 being satisfied in cash and the balance satisfied by the cancellation of certain prepayments and deposits previously paid by Argo to the vendor. Each of these acquired entities owned and operated a data centre within which Argo was the lead tenant.
The acquisition was performed to enable the Group to obtain control of its hosting facility and power costs across its facilities in Canada. From acquisition on 11 May 2021 to 30 June 2021 the GPUone subsidiaries loss amounted to £494,508 which is fully consolidated. No revenue has been generated from these entities since acquisition. Both GPUone entities were dormant up until the date of acquisition, when the relevant assets and liabilities acquired were transferred by GPUone Holding Inc. to these entities immediately prior to acquisition. There is no difference between the amount consolidated within profit and loss and the amount which would have been consolidated if the acquisition happened on 1 January 2021.
The consideration was negotiated on an arm’s length basis and primarily on the basis of the valuation of the land and buildings being acquired. The directors attribute the consideration as fair value of the land and buildings with no goodwill being recognised as currently Argo does not anticipate hosting any third parties at these sites in the medium term.
The fair values of the acquisition date assets and liabilities, together with any separately identifiable intangible assets, have been provisionally determined at 30 June 2021 because the acquisition was completed late in the period. The Group is currently obtaining the information necessary to finalise its valuation.

On a £1 for £1 basis certain deposits and other receivables totalling £666,845 were acquired. The directors consider these amounts fully recoverable and as such these receivables have not been impaired.
The following table summarises the consideration paid for the GPUone subsidiaries and the fair value of assets acquired and liabilities assumed at the acquisition date:
Consideration at 11 May 2021
£
Cash	291,867
Payment for deposits	666,845
Cancellation of prepayment and deposits	4,664,113
Total consideration	5,622,825
Recognised amounts of identifiable assets acquired, and liabilities assumed
£
Cash and cash equivalents	20,135
Property, plant and equipment (Note 11)	10,159,851
Trade and other receivables	483,294
Property mortgages	(5,040,455)
Total	5,622,825
If new information obtained within one year from the acquisition date about the facts and circumstances that existed at the acquisition date identifies adjustment to the above amounts, or any additional provisions identified that existed at the acquisition date, then the acquisition accounting will be revised.
Acquisition of DPN LLC
The acquisition of DPN LLC, effectively comprising the land acquisition in west Texas, has been treated as an asset acquisition in these condensed consolidated financial statements.
11.
TANGIBLE FIXED ASSETS

	RIGHT OF USE ASSETS £	MINING AND COMPUTER EQUIPMENT £	LAND & BUILDINGS £	IMPROVEMENTS TO DATA CENTRE £	TOTAL £
Cost
At 1 January 2021	7,379,387	17,864,347	—	84,927	25,328,661
Foreign exchange movement	—	(132,458)	—	—	(132,457)
Acquisition through business combination	—	163,416	9,996,435	—	10,159,851
Additions	—	—	19,012,587	—	19,012,587
At 30 June 2021	7,379,387	17,895,305	29,009,022	84,927	54,368,642
Depreciation and impairment
At 1 January 2021	—	7,377,050	—	47,992	7,425,042
Depreciation charged during the period	1,024,915	3,723,527	35,155	9,544	4,793,141
At 30 June 2021	1,024,195	11,101,297	35,155	57,536	12,218,183
Carrying amount
At 1 January 2021	7,379,387	10,487,297	—	36,935	17,903,619
At 30 June 2021	6,355,192	6,794,008	28,973,867	27,391	42,150,459

No depreciation has been charged on the Texas land and buildings additions as they are yet to come into use.
12.
OTHER RECEIVABLES (NON-CURRENT)

	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Deposits
Brought forward	4,114,726	4,151,400
Exchange movement	—	(36,674)
Cancelled on acquisition of GPUone subsidiaries	(4,114,726)	—
Total carrying amount of other receivables	—	4,114,726
This deposit was used as part of the acquisition of the GPUone Holding Inc subsidiaries detailed in note 10.
13.
TRADE AND OTHER RECEIVABLES

	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Mining equipment prepayments	35,471,499	—
Prepayments and other receivables	1,957,977	811,684
Other taxation and social security	1,816,857	1,363,635
Total trade and other receivables	39,246,333	23,227,957
Mining equipment prepayments consist of payments made and due on mining equipment due to arrive in Q3 and Q4 2021. Payments to ePIC ASIC Asia Limited (“ePIC”) comprise £3,429,826 and the balance of £32,041,673 was paid to Core Scientific Inc in advance of machine purchases to be received after the period end.
In February 2021, the Group entered into an agreement with ePIC (a designer and manufacturer of mining machines), which gives us priority access to next generation mining machines on a non-exclusive basis. As part of the agreement, the Group will assist in the development and testing of future products and will provide space and capacity at our Mirabel facility for ePIC’s research and innovation engineering teams to assist in the development of future mining machines. In August 2021, based on limitations of technology, Argo and ePIC agreed to amend their agreement. Under the amended agreement, the initial purchase order was cancelled and, at Argo's option, $5 million deposited with ePIC, in whole or in part, can be applied to the purchase of ePIC mining machines or ePIC common stock or repaid in full.
Other taxation and social security consist of purchase tax recoverable in the UK and Canada. GST and QST debtors are greater than 90 days as at 30 June 2021.

14.
DIGITAL ASSETS

GROUP	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Brought forward	4,637,438	1,040,964
Additions
Crypto assets purchased and received	4,383,010	9,896,641
Crypto assets mined	29,937,270	18,947,908
Total additions	34,320,280	28,844,549
Disposals
Crypto assets sold	(1,091,850)	(27,318,471)
Total disposals	(1,091,850)	(27,318,471)
Fair value movements
Loss on futures	—	(258,326)
Movements on crypto asset sales	219,008	(13,816)
Movements on crypto assets held at the period/year end	(6,407,446)	2,342,538
Total fair value movements	(6,188,439)	2,070,396
Carried forward	31,896,437	4,637,438
The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss. The Group has used 795 Bitcoin as collateral for a loan see note 18. Post period end a further 86 Bitcoin were used as collateral for this loan.
At the period end, the Group held crypto assets representing a fair value of £31,896,437. The breakdown of which can be seen below:
30 JUNE 2021 CRYPTO ASSET NAME	COINS/TOKENS	FAIR VALUE £
Bitcoin – Bitcoin	471	11,700,276
Bitcoin – held as collateral	795	19,748,876
Ethereum – ETH	254	394,963
Alternative coins		52,322
At 30 June 2021		31,896,437
31 DECEMBER 2020 CRYPTO ASSET NAME	COINS/TOKENS	FAIR VALUE £
Bitcoin – Bitcoin	183	3,929,696
Polkadot – DOT	75,000	515,176
Ethereum – ETH	254	138,257
Binance Coin – BNB	1,243	34,260
USDT,USDC (stable coin – fixed to USD)	26,509	19,553
Alternative coins	—	496
At 31 December 2020		4,637,438

15.
COMMON STOCK

	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Ordinary share capital
Issued and fully paid
303,435,997 Ordinary Shares of £0.001 each	303,436	293,750
Issued in the period
78,325,292 Ordinary Shares of £0.001 each	78,325	—
Fully paid not yet issued
71,046 Ordinary Shares of £0.001 each	71	9,686
381,832,335 Ordinary Shares of £0.001 each	381,832	303,436
Additional paid in capital
At beginning of the period	1,540,497	25,252,288
Cancelled during the year	—	(25,252,288)
Issued in the period	53,765,654	—
Fully paid not yet issued	11,296	1,540,497
At the end of period	55,317,447	1,540,597
On 23 November 2020 the High Court of England and Wales confirmed the reduction to the Company’s equity through cancellation of the additional paid in capital. This was transferred into retained earnings.
The following options and warrants over Ordinary Shares have been granted by the company and are outstanding:
OPTIONS / WARRANTS	GRANT DATE	EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS AND WARRANTS OUTSTANDING AT 30 June 2021	NUMBER OF OPTIONS AND WARRANTS EXERCISABLE AT June 30 2021
Warrants	5 January 2021	2 March 2031	£1.25	240,000	60,000
Warrants	19 April 2021	1 March 2024	£1.35	223,821	223,821
Warrants	19 January 2021	1 January 2026	£0.87	50,000	50,000
Warrants	17 January 2021	1 March 2024	£1.50	22,000	22,000
Options	25 July 2018	25 July 2024	£0.16	1,000,000	759,259
Options	17 July 2019	25 July 2024	£0.16	537,037	296,296
Options	5 February 2020	25 July 2024	£0.07	3,254,048	1,263,572
Options	5 February 2020	4 February 2030	£0.07	3,700,000	1,528,571
Options	3 February 2021	2 February 2031	£0.94	231,991	22,094
Options	27 June 2021	26 June 2031	£1.35	500,000	0
Options	24 June 2021	23 June 2031	£1.26	1,000,000	0
				10,758,897	4,225,614

The following table summarizes the number and weighted average exercise price of our options and warrants as of June 30, 2021.
	NUMBER OF OPTIONS AND WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE (£)
Outstanding, as of January 1, 2021	41,776,456	0.12
Granted	2,841,886	1.00
Exercised	(33,498,922)	0.12
Lapsed	(360,523)	0.08
Outstanding, as of June 30, 2021	10,758,897	0.33
Exercisable, as of June 30, 2021	4,225,614	0.18

16.
RESERVES

The following describes the nature and purpose of each reserve:
RESERVE	DESCRIPTION
Common stock	Represents the nominal value of equity shares
Additional paid in capital	Amount subscribed for share capital in excess of nominal value and the fair value of shares granted during the year and as a result of a change in estimation those granted in prior periods
Accumulated other comprehensive income	Cumulative effects of translation of opening balances on non-monetary assets between subsidiary functional currency (Canadian dollars) and Group functional and presentational currency (Sterling).
Retained earnings	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.
Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry

17.
TRADE AND OTHER PAYABLES

	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Trade payables	15,233,372	548,293
Accruals and other payables	949,976	271,471
Short term loans	—	115,924
Deferred contingent consideration	9,025,857	—
Other taxation and social security	1,575	972
Total trade and other payables	25,210,780	936,660
Within trade payables is £10,844,312 (2020: £nil) for amounts due for mining equipment not yet received.
The directors consider that the carrying value of trade and other payables is equal to their fair value.
Deferred contingent consideration relates to the acquisition of DPN LLC of which up to a further US$12.5m in shares at a predetermined price being payable if certain contractual milestones related to the facility are fulfilled.

18.
LOANS AND BORROWINGS

NON CURRENT	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Assumed mortgage on acquisition	4,032,364	—
At 30 June 2021 and 31 December 2020	4,032,364	—
CURRENT
Short term loan	14,375,021	—
Assumed mortgage on acquisition	1,008,090	—
At 30 June 2021 and 31 December 2020	15,383,111	—
The mortgage is secured against the two buildings at Mirabal and Baie-Comeau is repayable over 60 months at an interest rate of 5% per annum.
On 29 June 2021 the Group entered into a loan agreement with Galaxy Digital LP for a facility of US$20 million. The proceeds of the loan will be used, in conjunction with funds raised previously, to continue the build-out the West Texas data centre. The short term loan is a Bitcoin collateralised loan against 795 Bitcoin initially with a further 86 Bticoin transferred after the period end. It has a 6 month term and attracts an interest rate of 12.5% per annum.
19.
FINANCIAL INSTRUMENTS

	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Carrying amount of financial assets
Measured at amortised cost
– Trade and other receivables	209,498	144,607
– Cash and cash equivalents	16,047,608	2,050,761
Measured at fair value through income or loss	1,630,736	1,393,303
Total carrying amount of financial assets	17,887,842	3,588,671
Carrying amount of financial liabilities
Measured at amortised cost
– Trade and other payables	16,105,765	548,293
– Short term loans	15,383,111	115,924
– Long term loans	4,032,364	—
– Lease liabilities	5,645,239	7,409,387
Measured at fair value through income or loss	9,025,857	—
Total carrying amount of financial liabilities	50,192,336	8,073,604
Fair Value Estimation
Fair value measurements are disclosed according to the following fair value measurement hierarchy:
•
Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)

•
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets and liabilities that are measured at fair value at 30 June 2021 and 31 December 2020.
	Level 1	Level 2	Level 3	Total
Assets	£	£	£	£
Financial assets at fair value through profit or loss
– Equity holdings	—	—	1,630,736	1,630,736
– Digital assets	—	31,896,437	—	31,896,437
Total at 30 June 2021	—	31,896,437	1,630,736	33,527,173
Liabilities
Financial liabilities at fair value through profit or loss
– Deferred contingent consideration	—	—	9,025,857	9,025,857
Total at 30 June 2021	—	—	9,025,857	9,025,857
	Level 1	Level 2	Level 3	Total
Assets	£	£	£	£
Financial assets at fair value through profit or loss
– Equity holdings	—	—	1,393,303	1,393,303
– Digital assets	—	4,637,438	—	4,637,438
Total at 31 December 2020	—	4,637,438	1,393,303	6,030,741
All financial assets are in unlisted securities and digital assets.
There were no transfers between levels during the period.
The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:
•
There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;

•
There has been a significant change in the performance of the investee compared with budgets, plans or milestones;

•
There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;

•
There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or

•
An independently prepared valuation report exists for the investee within close proximity to the reporting date.

20.
COMMITMENTS

The Group’s material contractual commitments relate to the master services agreement with Core Scientific, which provides hosting, power and support services. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined.
21.
RELATED PARTY TRANSACTIONS

Key management compensation
Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made only from Argo Innovation Labs Inc, amounting to: £18,250 paid to POMA Enterprises Limited in respect of fees of Matthew Shaw (Non-executive director); £105,600 paid to Vernon Blockchain Inc in respect of fees of Peter Wall (CEO); £67,649 paid to Tenuous Holdings Ltd in respect of fees of Ian MacLeod (Executive chairman). During the period, James Savage (NED) was remunerated a gross salary of £15,000, Marco D’Attanasio was remunerated gross fees of £15,000 and Alex Appleton through Appleton Business Advisors Limited was paid £60,000 during the period.
Total director fees and remuneration, paid directly and indirectly, totaled £221,499 (2020: £250,148).
Pluto Digital PLC
On 3 February 2021 Argo invested in Pluto Digital PLC, a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at the time of £1,091,850. Further to this in a second round of funding Argo invested a further £7,352,970 on 8 March 2021. There have been no transactions with this associate during the period.
Argo owns 24.65% of the total share capital and voting rights of the business and is entitled to nominate one director to the Pluto Digital PLC Board of Directors. In accordance with IAS28 the Group considers the Pluto Digital PLC investment as an associate.
22.
CONTROLLING PARTY

There is no controlling party of the Group.
23.
POST BALANCE SHEET EVENTS

On 9 September 2021, the Group entered into a new loan agreement with Galaxy Digital LLC. Under the terms of the loan agreement, the existing loan of $20 million (see Note 18) was rolled into the new loan. The new loan principal amounts to $25 million, giving a single term loan of $45 million. The Group has pledged digital currency as collateral against repayment of the loan. The Group incurs Borrow Fees and Transaction Fees, as defined under the loan agreement, with nil interest. The loan maturity date is October 29, 2021.

$
Argo Blockchain plc
% Senior Notes due 2026

P R O S P E C T U S

Book-Running Manager
B. Riley Securities

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.
Indemnification of Directors and Officers

Members of the registrant’s board of directors and its officers have the benefit of the following indemnification provisions in the registrant’s Articles of Association:
Subject to the Companies Act of 2006, current and former directors and officers (other than any person (whether an office or not) engaged by the Company’s auditors) may be indemnified out of the assets of the Company:
(a)
for all costs, charges, expenses, losses and liabilities which he may sustain or incur in connection with the execution of his duties and powers or otherwise in relation to him; and

(b)
against any liability incurred by him in defending proceedings, whether civil or criminal, in relation to anything done or alleged to have been done or omitted by him as an officer of the Company and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of material breach of duty by him) or in other similar circumstances.

In addition, members of the registrant’s board of directors who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.
The underwriting agreement the registrant will enter into in connection with the offering of Notes being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.
Item 7.
Recent Sales of Unregistered Shares

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.
The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.
•
On January 2, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £10,000 (being 10,000,000 ordinary shares) to certain parties introduced by the board of directors at a price per share of £0.01.

•
On February 2, 2018, we allotted and issued 31,250,000 ordinary shares with an aggregate nominal value of £31,250 to certain investors introduced by Cornhill and Smaller Company Capital Ltd. at a price per share of £0.08, and allotted and issued 750,000 ordinary shares with an aggregate nominal value of £750 to certain individuals introduced by the board of Directors at a price of £0.08 per share in satisfaction of amounts owed by the Company to such individuals.

•
On February 8, 2018, the remaining balance on the shares allotted and issued by the Company on December 20, 2018 was paid up in full pursuant to an agreement between the Company and the subscribers.

•
On June 13, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £5,500 (being 5,500,000 ordinary shares) pursuant to the terms of certain warrant agreements with directors and principals of certain commercial parties in connection with the provision of services, dated February 23, 2018 at a price per share of £0.001.

•
On June 18, 2018, our shareholders authorized us to allot and issue ordinary shares with an aggregate nominal value of £470,000 to existing shareholders in proportion to their existing holdings and to the holders of other equity securities as required by their rights under those securities (being 470,000,000 ordinary shares), of which £289,655.46 (being 289,655,460 ordinary shares) was on a non-pre-emptive basis.
•
On August 3, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £156,250 (being 156,250,000 ordinary shares) at a price per share of £0.16 to placees introduced by Mirabaud Securities Limited and certain subscribers introduced by the directors and, thereafter, the ordinary shares of the Company were admitted to the standard segment of the Official List maintained by the Financial Conduct Authority and to trading on the Main Market of the London Stock Exchange.

•
On June 25, 2019, our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £96,937.50 (being 96,937,500 ordinary shares), of which up to £29,375 (being 29,375,000 ordinary shares) was on a non-pre-emptive basis. In addition, our shareholders specifically authorized us to allot and issue ordinary shares up to an aggregate nominal amount £44,062.50 (being 44,062,500 ordinary shares) in connection with a share exchange agreement with Hive Blockchain Technologies Ltd, which authorities each expired on December 31, 2020.

•
On June 25, 2020, our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £96,937.50 (being 96,937,500 ordinary shares), of which up to £29,375 (being 29,375,000 ordinary shares) was on a non-pre-emptive basis. At the same time, our shareholders approved, subject to approval of the court, the cancellation of the Company’s share premium account (in the amount of £25,252,288) and the potential market purchase of the Company’s ordinary shares up to a maximum of 29,375,000.

•
On January 7, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £5,600 (being 5,600,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £9,690.997 (being 9,690,997 ordinary shares) at a price per share of £0.16.

•
On January 11, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £2,305.333 (being 2,305,333 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £6,304.195 (being 6,304,195 ordinary shares) at a price per share of £0.16.

•
On January 13, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £539.667 (being 539,667 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £4,925.221 (being 4,925,221 ordinary shares) at a price per share of £0.16.

•
On January 15, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £735.00 (being 735,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £3,428.043 (being 3,428,043 ordinary shares) at a price per share of £0.16.

•
On January 19, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £550.00 (being 550,000 ordinary shares) at a price per share of £0.16.

•
On January 21, 2021, we allotted and issued ordinary shares with an aggregate nominal value of £28,000.00 (being 28,000,000 ordinary shares) at a price per share of £0.80 to H.C. Wainwright & Co.

•
On January 22, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £890.00 (being 890,000 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £70.00 (being 70,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £2,316.666 (being 2,316,666 ordinary shares) at a price per share of £0.16.
•
On February 12, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £22.619 (being 22,619 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £140.00 (being 140,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £77.217 (being 77,217 ordinary shares) at a price per share of £0.16.

•
On February 23, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £625.00 (being 625,000 ordinary shares) at a price per share of £0.16.

•
On February 27, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £1,000.00 (being 1,000,000 ordinary shares) at a price per share of £0.001, ordinary shares with an aggregate nominal value of £3,080.952 (being 3,080,952 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £350.00 (being 350,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £462.963 (being 462,963 ordinary shares) at a price per share of £0.16.

•
On March 5, 2021, our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £17,250 (being 17,250,000 ordinary shares), of which up to £17,250 (being 17,250,000 ordinary shares) was on a non-pre-emptive basis, such authority and disapplication of pre-emption rights being in addition to those granted at the AGM on June 25, 2020.

•
On March 8, 2021, we allotted and issued ordinary shares with an aggregate nominal value of £3,497.817 (being 3,497,817 ordinary shares) at a price per share of £1.04 in consideration of the acquisition (by way of merger with a wholly owned subsidiary of the Company) of DPN LLC and ordinary shares with an aggregate nominal value of £13,399.599 (being 13,399,599 ordinary shares) at a price per share of £2.00 to certain retail investors conducted by PrimaryBid Limited, certain institutional and other investors conducted by finnCap Ltd and certain subscriptions directly with the Company (including shares with an aggregate nominal value of £361.977 (being 361,977 ordinary shares) to certain US persons).

•
On July 19, 2021, pursuant to the exercise of certain warrants, we allotted and issued ordinary shares with an aggregate nominal value of £71.046 (being 71,046 ordinary shares) at a price per share of £0.16.

Item 8.
Exhibits and Financial Statement Exhibits

(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in our consolidated financial statements and the related notes thereto.
Item 9.
Undertakings

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)
The undersigned registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
EXHIBIT NO.	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
4.1*	Form of Indenture
4.2*	Form of First Supplemental Indenture
4.3*	Form of Notes (included as Exhibit A to Exhibit 4.2 above)
5.1*	Opinion of Sidley Austin LLP, special English law counsel to the Registrant
5.2*	Opinion of Sidley Austin LLP, special US counsel to the Registrant, as to the validity of the notes being registered hereunder
10.1	2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
10.2	UK Non-Tax-Advantaged Sub-Plan to 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
10.3	2021 U.S. Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
10.4	Agreement and Plan of Merger, by and among Argo Blockchain plc, Argo Innovation Facilities (US), Inc., and DPN LLC and the DPN Owners, dated March 4, 2021 (incorporated by reference to Exhibit 10.5 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
10.5	Share Purchase Agreement, by and among GPU.One Holding Inc., GPU.One Enterprise Inc. and Argo Innovation Labs Inc., dated February 2, 2021 (incorporated by reference to Exhibit 10.6 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
10.6	Master Lease Agreement, by and among Celsius Networks Lending LLC and Argo Innovation Labs Inc., dated November 2, 2020 (incorporated by reference to Exhibit 10.7 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
10.7†	Lease Schedule to the Celsius Master Lease Agreement (incorporated by reference to Exhibit 10.8 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
10.8	Master Digital Currency Collar Loan Agreement, by and among Galaxy Digital LLC and Argo Innovation Labs Inc., dated September 9, 2021 (incorporated by reference to Exhibit 10.9 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
10.9	Loan Term Sheet to Galaxy Collar Loan Agreement (incorporated by reference to Exhibit 10.10 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
21.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1 filed on September 17, 2021)
23.1*	Consent of PKF Littlejohn LLP, an independent registered public accounting firm
23.2*	Consent of Sidley Austin LLP, special English law counsel to the Registrant (included in Exhibit 5.1)
23.3*	Consent of Sidley Austin LLP, special US counsel to the Registrant (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page to Registration Statement)

EXHIBIT NO.	DESCRIPTION
25.1	Form T-1 Statement of Eligibility under Trust Indenture Act of 1939, as amended, of Trustee.

*
To be filed by amendment.

†
Portions of this exhibit have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on           , 2021.
ARGO BLOCKCHAIN PLC
By:	Name: Peter Wall Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on           , 2021 in the capacities indicated:
NAME	TITLE
Peter Wall	Chief Executive Officer and Interim Chairman of the Board (Principal Executive Officer)
Alex Appleton	Chief Financial Officer and Member of the Board (Principal Financial Officer and Principal Accounting Officer)
Matthew Shaw	Member of the Board
Sarah Gow	Member of the Board
Colleen Sullivan	Member of the Board
Maria Perrella	Member of the Board

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Argo Blockchain plc has signed this registration statement on           , 2021.
By:	Name: Donald J. Puglisi Title: Managing Director